     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 2000.


                                                      REGISTRATION NO. 333-92545

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                                SELECTICA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           -------------------------

           DELAWARE                           7372                          77-0432030
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                   3 WEST PLUMERIA DRIVE, SAN JOSE, CA 95134
                                 (408) 570-9700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  RAJEN JASWA
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                SELECTICA, INC.
                   3 WEST PLUMERIA DRIVE, SAN JOSE, CA 95134
                                 (408) 570-9700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:

        ROBERT V. GUNDERSON, JR., ESQ.                       MARK A. BERTELSEN, ESQ.
             BENNETT L. YEE, ESQ.                             JOSE F. MACIAS, ESQ.
               ANDREW BAW, ESQ.                                 BETSEY SUE, ESQ.
            THEODORE G. WANG, ESQ.                             JON C. AVINA, ESQ.
            PARKER E. HOBSON, ESQ.                      WILSON SONSINI GOODRICH & ROSATI
           GUNDERSON DETTMER STOUGH                         PROFESSIONAL CORPORATION
     VILLENEUVE FRANKLIN & HACHIGIAN, LLP                      650 PAGE MILL ROAD
            155 CONSTITUTION DRIVE                         PALO ALTO, CALIFORNIA 94304
         MENLO PARK, CALIFORNIA 94025                            (650) 493-9300
                (650) 321-2400

                           -------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE CHART



-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM       PROPOSED MAXIMUM          AMOUNT OF
TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING        REGISTRATION
SECURITIES TO BE REGISTERED       REGISTERED(1)             SHARE(2)               PRICE(2)                FEE(3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001
  par value..................       4,600,000                $25.00              $115,000,000             $30,360
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).



(3) A fee of $19,800 was previously paid by the Registrant in connection with the filing on December 10, 1999. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED MARCH 9, 2000


                                4,000,000 Shares

                                [Selectica Logo]

                                  Common Stock
                               ------------------


     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $23.00 and $25.00 per share. We have made application to list our common stock on The Nasdaq Stock Market's National Market under the symbol "SLTC."


     Selectica and a selling stockholder have granted the underwriters an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                                                           UNDERWRITING
                                                           PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                            PUBLIC         COMMISSIONS        SELECTICA
                                                       ----------------  ----------------  ----------------
Per Share............................................         $          $                 $
Total................................................         $          $                 $

     Delivery of the shares of common stock will be made on or about
               , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                       THOMAS WEISEL PARTNERS LLC
                                           U.S. BANCORP PIPER JAFFRAY
                                                           E*OFFERING
               The date of this prospectus is             , 2000.

                             [DESCRIPTION OF ARTWORK

     At the top of the page is the phrase: "Selectica's Internet Selling System Solution:" The following phrase is beneath: "Managing the Sale and Lifecycle of Complex Products and Services."

     In the center of the page is a diagram with a small circle situated in the middle of a larger ring. The small circle is darkly shaded and contains the following text: "ACE Knowledge Base." The ring is divided into eight sections, each of which has an arrow which points to and from the shaded circle. The outer section of the ring contains the following text: "Proposal Preparation," "Order Fulfillment," "Moves, Changes and Additions," "Needs Analysis," "Product/Service Configuration," "Cross-Sell Up-Sell," "Financing/Support Configuration" and "Pricing Quotation." The word "Internet" is between two of the arrows.

     Above the ring are three screen shots of our customers' web sites. An arrow links each screen shot to a section of the ring. Below the screen shot to the left is the following text: "By using Selectica, BMW provides customers with its full range of features, options and financing alternatives to configure and price an automobile, and has had over 240 million hits to date." To the right of the screen shot in the middle is the following text: "HP has built an advisor using Selectica that analyzes users' needs and identifies the optimal product match from among dozens of options." Below the screen shot to the right is the following text: "3Com used Selectica to assist users in configuring complex network routers in real time."

     Below the ring are three screen shots out of customers' web sites. An arrow links each screen shot to a section of the ring. Above the screen shot to the left is the following text: "Selectica's technology is in use both in the U.S. and internationally at companies such as Samsung where Korean resellers can configure and buy PCs in an intuitive, guided selling environment." To the right of the screen shot in the middle is the following text: "Aspect Communications uses Selectica to keep its sales force current on pricing structures so that quotes can be generated accurately and quickly." Above the screen shot to the right is the following text: "3Com also used Selectica to build a network advisor that is deployed on distributors' web sites."]

                               ------------------

                               TABLE OF CONTENTS


                                      Page
                                      ----
PROSPECTUS SUMMARY..................     3
RISK FACTORS........................     6
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS................    19
USE OF PROCEEDS.....................    20
DIVIDEND POLICY.....................    20
CAPITALIZATION......................    21
DILUTION............................    23
SELECTED CONSOLIDATED FINANCIAL
  DATA..............................    24
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................    25
BUSINESS............................    41



                                      Page
                                      ----
MANAGEMENT..........................    54
RELATED PARTY TRANSACTIONS..........    64
PRINCIPAL STOCKHOLDERS..............    66
DESCRIPTION OF CAPITAL STOCK........    70
SHARES ELIGIBLE FOR FUTURE SALE.....    74
UNDERWRITING........................    76
NOTICE TO CANADIAN RESIDENTS........    79
LEGAL MATTERS.......................    81
EXPERTS.............................    81
WHERE YOU CAN FIND MORE
  INFORMATION.......................    81
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS........................   F-1


                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL              , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding Selectica and the common stock being sold in this offering in our financial statements and notes appearing elsewhere in this prospectus and our risk factors beginning on page 6.

                                SELECTICA, INC.

     Selectica is a leading provider of Internet selling system software and services that enable companies to efficiently sell complex products and services over intranets, which are networks of computers that are internal to companies and use Internet technologies, extranets, which are intranets that outsiders, such as suppliers and customers, are allowed to access, and the public Internet. Our ACE suite of software products is a comprehensive Internet selling system solution that guides a new customer through an analysis of its needs and product or service selection and also guides an experienced customer, partner or employee through product or service configuration, pricing and order creation over the Internet, thereby helping convert potential buyers into customers. Our Internet selling system solution allows companies to use the Internet platform to deploy a selling application to many points of contact, including personal computers, in-store kiosks and mobile devices, while offering customers, partners and employees an interface customized to their specific needs.

     The Internet is transforming the business environment by increasing competition and enabling the development of new business models. In order to remain competitive, companies must find innovative ways to sell, increase efficiencies in the sales cycle and deliver greater customer satisfaction. A growing number of companies are seeking to leverage the Internet to market and sell their products and services. To date, many electronic commerce transactions have been simple purchases of products such as books, compact discs, stocks and toys. We believe, however, that growth in electronic commerce will be driven by the ability of companies to complete complex transactions such as business-to-business electronic commerce, which is the sale of products and services over the Internet from businesses to other businesses, and the sale of consumer products and services involving multiple features and options.

     The completion of a complex sales transaction depends on a seller's ability to identify and satisfy a buyer's needs. In traditional sales, companies rely on trained salespeople to interact with customers to address customer needs, explain product features and ultimately consummate the sale. To date, many electronic commerce web sites have been static collections of non-interactive content, and have limited ability to assist and guide a customer through a purchase decision. Using the Internet to complete complex sales transactions, however, requires businesses to implement a sophisticated system that performs the traditional role of the salesperson throughout the sales lifecycle of the products and services.

     In parallel with the growth of electronic commerce, the Internet is becoming a technology platform for business application deployment. With the emergence of the Internet platform, which includes intranets, extranets and the public Internet, companies are able to more broadly and cost-effectively deploy business applications to customers, partners and employees and make the most current applications and information immediately available on Internet-enabled devices.

     Our ACE suite of products enables businesses to easily develop and rapidly deploy an Internet sales channel, or a means for selling products and services over the Internet, that interactively assists their customers, partners and employees through the selection, configuration, pricing, quoting and fulfillment processes. ACE is a comprehensive Internet selling system that meets the needs of companies looking to efficiently sell complex products and services. Our product architecture has been designed specifically for the Internet, providing our solution with scalability, which is the ability to accommodate substantial increases in the number of users concurrently using the product, reliability and flexibility. Additionally, our Internet selling system solution has been developed with an open architecture that leverages data in existing enterprise applications, such as enterprise resource planning systems, providing an easy-to-install application that is designed to reduce deployment time.

     Our current customers include 3Com, Allied Signal, Aspect Communications, BMW, Centigram, Cisco, expenseVision, Fireman's Fund, Fujitsu, Hewlett-Packard, LoanMarket, Redback Networks, RTS Software, Samsung, Sun Microsystems and Watlow. We have developed strong working relationships with system integrators, such as Andersen Consulting, Arthur Andersen, EDS, A.T. Kearny, KPMG and PricewaterhouseCoopers, with independent software vendors, such as BroadVision, InterWorld, Netscape/ AOL and Tibco, and with application service providers such as Asera and Corio. Our strategic investors are the Intel 64 Fund and ITOCHU Corporation.

     Selectica was incorporated in June 1996. Our principal offices are located at 3 West Plumeria Drive, San Jose, California 95134 and our telephone number is
(408) 570-9700. Our Internet address is www.selectica.com. The information contained on our web site does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered......................    4,000,000 shares

Common stock offered in the private
placement.................................    2,400,000 shares to two investors
                                              as follows: 1,200,000 shares to
                                              Dell USA, L.P. and 1,200,000
                                              shares to Samsung SDS Co., Ltd.

Common stock to be outstanding after this
offering and the private placement........    34,556,334 shares

Use of proceeds from this offering and the
private placement.........................    Working capital and general
                                              corporate purposes. See "Use of
                                              Proceeds."

Proposed Nasdaq National Market symbol....    SLTC

     The table above is based on shares outstanding as of December 31, 1999 and assumes the exercise of outstanding warrants to purchase 253,879 shares of common stock that terminate upon the consummation of this offering. This table excludes:

     - 2,180,815 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans at a weighted average exercise price of $2.97 per share at December 31, 1999;

     - 1,371,077 shares of common stock available for issuance under our 1996 Stock Plan of which 1,000,000 increase to shares available under the plan was approved subsequent to December 31, 1999;


     - 820,408 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $12.71 per share, assuming an exercise price of $13.00 per share for one warrant to purchase 800,000 shares of common stock;


     - 2,200,000 shares of common stock available for issuance under our 1999 Equity Incentive Plan;

     - 1,000,000 shares of common stock available for issuance under our 1999 Employee Stock Purchase Plan; and


     - An aggregate of 1,420,050 shares of common stock issuable pursuant to options granted between December 31, 1999 and March 8, 2000 at a weighted average exercise price of $11.00 per share. In addition we intend to grant an aggregate of 200,000 shares of common stock pursuant to options to three executive officers at an exercise price per share equal to the initial public offering price of our common stock.


                               ------------------

     Except as otherwise indicated, information in this prospectus is based on the following assumptions:

     - conversion of all outstanding shares of preferred stock into shares of common stock upon the consummation of this offering;

     - exercise of outstanding warrants to purchase 253,879 shares of our common stock; and

     - no exercise of the underwriters' over-allotment option.

                               ------------------

     Selectica, ACE and Selectica's logo are our trademarks and we have filed applications to register Selectica and ACE. Trade names, service marks or trademarks of other companies appearing in this prospectus are the property of their respective holders.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         YEARS ENDED       NINE MONTHS ENDED
                                              PERIOD FROM INCEPTION       MARCH 31,          DECEMBER 31,
                                                (JUNE 6, 1996) TO     -----------------   -------------------
                                                 MARCH 31, 1997        1998      1999      1998        1999
                                              ---------------------   -------   -------   -------    --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total revenues..............................         $   55           $   170   $ 3,444   $ 1,980    $  9,140
Loss from operations........................           (256)           (3,188)   (7,636)   (4,816)    (12,686)
Net loss applicable to common
  stockholders..............................           (251)           (3,101)   (7,537)   (4,721)    (13,342)
Net loss per share applicable to common
  stockholders:
  Basic and diluted.........................         $(0.15)          $ (0.91)  $ (1.58)  $ (1.05)   $  (2.53)
  Weighted average shares -- basic and
    diluted.................................          1,634             3,425     4,782     4,479       5,270
Pro forma net loss per share applicable to
  common stockholders:
  Basic and diluted.........................                                    $ (0.44)             $  (0.59)
  Weighted average shares -- basic and
    diluted.................................                                     17,282                22,455


                                                                  DECEMBER 31, 1999
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $14,124       $156,584
Working capital.............................................     10,551        153,011
Total assets................................................     27,120        169,580
Total stockholders' equity..................................     19,347        161,807


     See Note 1 of notes to consolidated financial statements for a description of the method that we used to compute our basic and diluted net loss per share applicable to common stockholders and pro forma basic and diluted net loss per share applicable to common stockholders.


     The as adjusted column in the consolidated balance sheet data table above reflects the exercise of warrants to purchase 253,879 shares of common stock at $4.382 per share that terminate upon the consummation of this offering and our sale of 4,000,000 shares of common stock in this offering and the sale of 2,400,000 shares of common stock issued in the private placement, in each case at an assumed initial public offering price of $24.00 per share, after deducting estimated underwriting discounts and commissions, discounts for private placements, estimated offering expenses payable by us and the application of our net proceeds from this offering and the private placement.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock.

                         RISKS RELATED TO OUR BUSINESS

THE UNPREDICTABILITY OF OUR QUARTERLY REVENUES AND RESULTS OF OPERATIONS MAKES IT DIFFICULT TO PREDICT OUR FINANCIAL PERFORMANCE AND MAY CAUSE VOLATILITY OR A DECLINE IN THE PRICE OF OUR COMMON STOCK IF WE ARE UNABLE TO SATISFY THE EXPECTATIONS OF INVESTORS OR THE MARKET.

     In the past, our quarterly operating results have varied significantly, and we expect these fluctuations to continue. Future operating results may vary depending on a number of factors, many of which are outside of our control.

     Our quarterly revenues may fluctuate as a result of our ability to recognize revenue in a given quarter. We enter into arrangements for the sale of
(1) licenses of our software products and related maintenance contract; (2) bundled license, maintenance, and services; and (3) services on a time and material basis. For each arrangement, we determine whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.


     For those contracts that consist solely of license and maintenance we recognize license revenues based upon the residual method after all elements other than maintenance have been delivered as we have vendor specific objective evidence of fair value of maintenance we recognize maintenance revenues over the term of the maintenance contract. For those contracts that bundle the license with maintenance training, and/or consulting services, we assess whether the service element of the arrangement is essential to the functionality of the other elements of the arrangement. In those instances where we determine that the service elements are essential to the other elements of the arrangement, we account for the entire arrangement using contract accounting.


     For those arrangements accounted for using contract accounting that do not include contractual milestones or other acceptance criteria we utilize the percentage of completion method based upon input measures of hours. For those contracts that include contract milestones or acceptance criteria we recognize revenue as such milestones are achieved or as such acceptance occurs.

     In some instances the acceptance criteria in the contract requires acceptance after all services are complete and all other elements have been delivered. In these instances we recognize revenue based upon the completed contract method after such acceptance has occurred.


     For those arrangements for which we have concluded that the service element is not essential to the other elements of the arrangement we determine whether the services are available from other vendors, do not involve a significant degree of risk or unique acceptance criteria, and whether we have sufficient experience in providing the service to be able to separately account for the service. When the service qualifies for separate accounting we have vendor specific objective evidence of fair value for the service.



     In those instances where licenses are bundled with other elements for which we have vendor specific objective evidence of fair value, we have used the residual method to account for license revenues. As such we defer the total fair value of the undelivered elements, until such time as they are delivered, and recognize as license revenues the difference between the total arrangement and the amount deferred for the undelivered elements.

     In addition, because we rely on a limited number of customers, the timing of milestone achievement or customer acceptance by, the amount of services we provide to, or the recognition of significant license revenues upon shipment to a single customer can significantly affect our operating results. For example, our services revenues declined significantly in the quarter ended June 30, 1999 due to completion of a services contract with BMW of North America, one of our significant customers. Our license and service revenues increased significantly in the quarters ended September 30, 1999 and December 31, 1999 generally due to the addition of two new customers in each respective quarter. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Results of Operations." We intend to significantly increase our operating expenses for the foreseeable future. Because these expenses are relatively fixed in the near term, any shortfall from anticipated revenues could cause our quarterly operating results to fall below anticipated levels.

     We may also experience seasonality in revenues. For example, our quarterly results may fluctuate based upon our customers' calendar year budgeting cycles. These seasonal variations may lead to fluctuations in our quarterly revenues and operating results.

     Based upon the foregoing, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. In some future quarter, our operating results may be below the expectations of public market analysts and investors, which could cause volatility or a decline in the price of our common stock.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE.

     We have experienced operating losses in each quarterly and annual period since inception. We incurred net losses applicable to common stockholders of $3.1 million for the fiscal year ended March 31, 1998, $7.5 million for the fiscal year ended March 31, 1999 and $13.3 million for the nine months ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of $24.7 million. We expect to significantly increase our research and development, sales and marketing, and general and administrative expenses, and consequently our losses will significantly increase in the future. In order to accommodate our increase in employees, we have recently leased a larger facility, and we will incur increased capital equipment costs. We will need to generate significant increases in our revenues to achieve and maintain profitability. If our revenue fails to grow or grows more slowly than we anticipate or our operating expenses exceed our expectations, our losses will significantly increase which would significantly harm our business and operating results.

OUR LIMITED OPERATING HISTORY AND THE FACT THAT WE OPERATE IN A NEW INDUSTRY MAKES EVALUATING OUR BUSINESS PROSPECTS AND RESULTS OF OPERATIONS DIFFICULT.

     We were founded in June 1996 and have a limited operating history. We began marketing our ACE suite of products in early 1997 and released ACE 4.0 in November 1999. Our business model is still emerging, and the revenue and income potential of our business and market are unproven. As a result of our limited operating history, we have limited financial data that you can use to evaluate our business. You must consider our prospects in light of the risks and difficulties we may encounter as an early stage company in the new and rapidly evolving market for Internet selling systems.

IF THE MARKET FOR INTERNET SELLING SYSTEM SOFTWARE DOES NOT DEVELOP AS WE ANTICIPATE, OUR OPERATING RESULTS WILL BE SIGNIFICANTLY HARMED, WHICH COULD CAUSE A DECLINE IN THE PRICE OF OUR COMMON STOCK.

     The market for Internet selling system software, which has only recently begun to develop, is evolving rapidly and likely will have an increased number of competitors. Because this market is new, it is difficult to assess its competitive environment, growth rate and potential size. The growth of the market is dependent upon the willingness of businesses and consumers to purchase complex goods and services over the Internet and the acceptance of the Internet as a platform for business applications. In addition, companies that have already invested substantial resources in other methods of Internet selling may be reluctant or slow to adopt a new approach or application that may replace, limit or compete with their existing systems.

     The acceptance and growth of the Internet as a business platform may not continue to develop at historical rates and a sufficiently broad base of companies may not adopt Internet platform-based business applications, either of which could significantly harm our business and operating results. The failure of the market for Internet selling system software to develop, or a delay in the development of this market, would significantly harm our business and operating results.

WE FACE INTENSE COMPETITION, WHICH COULD REDUCE OUR SALES, PREVENT US FROM ACHIEVING OR MAINTAINING PROFITABILITY AND INHIBIT OUR FUTURE GROWTH.

     The market for software and services that enable electronic commerce is new, intensely competitive and rapidly changing. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share. Our principal competitors include Calico Commerce, FirePond and Trilogy Software. BAAN, Oracle Corporation, SAP and Siebel Systems offer integrated solutions for electronic commerce incorporating some of the functionality of an Internet selling system and may intensify their efforts in our market. In addition, other enterprise software companies may offer competitive products in the future.

     Competitors vary in size and in the scope and breadth of the products and services offered. Many of our competitors and potential competitors have a number of significant advantages over us, including:

     - a longer operating history;

     - preferred vendor status with our customers;

     - more extensive name recognition and marketing power; and

     - significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

     Our competitors may also bundle their products in a manner that may discourage users from purchasing our products. Current and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share. Competitive pressures may require us to reduce the prices of our products and services. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively.

IF WE DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGE, INCLUDING MAINTAINING INTEROPERABILITY OF OUR PRODUCT WITH THE SOFTWARE AND HARDWARE PLATFORMS PREDOMINANTLY USED BY OUR CUSTOMERS, OUR PRODUCT MAY BE RENDERED OBSOLETE AND OUR BUSINESS MAY FAIL.

     Our industry is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and emerging industry standards. In order to achieve broad customer acceptance, our products must be compatible with major software and hardware platforms used by our customers. Our products currently operate on the Microsoft

Windows NT and Sun Solaris operating systems. In addition, our products are required to interoperate with electronic commerce applications and databases. We must continually modify and enhance our products to keep pace with changes in these operating systems, applications and databases. Internet selling system technology is complex and new products and product enhancements can require long development and testing periods. If our products were to be incompatible with a popular new operating system, electronic commerce application or database, our business would be significantly harmed. In addition, the development of entirely new technologies to replace existing software could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete and unmarketable.

DEMAND FOR OUR PRODUCTS AND SERVICES WILL DECLINE SIGNIFICANTLY IF OUR SOFTWARE CANNOT SUPPORT AND MANAGE A SUBSTANTIAL NUMBER OF USERS.

     Our strategy requires that our products be highly scalable. To date, only a limited number of our customers have deployed our ACE products on a large scale. If our customers cannot successfully implement large-scale deployments, or if they determine that we cannot accommodate large-scale deployments, our business and operating results would be significantly harmed.

IF WE FAIL TO IMPROVE OUR ACCOUNTING AND FINANCIAL CONTROL SYSTEMS OR ACCURATELY MANAGE THE PROGRESS OF OUR CUSTOMER CONTRACTS, OUR OPERATING RESULTS WILL BE SIGNIFICANTLY HARMED.

     In the past, we have had difficulty managing our accounting and financial reporting systems and the volume and complexity of our customer contracts. We need to improve our financial and accounting controls, improve our reporting and approval procedures, expand and train key personnel within our finance and management organizations, implement more robust information systems, and accurately record and track our customer contracts. If we fail to improve our financial systems, procedures and controls or if we fail to effectively manage our customer contracts, our business and operating results would be significantly harmed.

WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES, AND THE LOSS OF ANY OF THESE CUSTOMERS COULD SIGNIFICANTLY HARM OUR BUSINESS AND OPERATING RESULTS.

     Our business and financial condition is dependent on a limited number of customers. Our five largest customers accounted for approximately 85% and 57% of our revenues for the fiscal year ended March 31, 1999 and the nine months ended December 31, 1999, respectively, and our ten largest customers accounted for 96% and 78% of our revenues for the fiscal year ended March 31, 1999 and the nine months ended December 31, 1999, respectively. Revenues from significant clients as a percentage of total revenues are as follows:

     FISCAL YEAR ENDED MARCH 31, 1999

BMW of North America........................................   60%
Olicom......................................................   10%

     NINE MONTHS ENDED DECEMBER 31, 1999

Aspect Communications.......................................   15%
3Com Corporation............................................   14%
Fireman's Fund Insurance....................................   14%

     We expect that we will continue to depend upon a relatively small number of customers for a substantial portion of our revenues for the foreseeable future. Contracts with our customers can generally be terminated on short notice by the customer. As a result, if we fail to successfully sell our products and services to one or more customers in any particular period, or a large customer purchases less of our products or services, defers or cancels orders, or terminates its relationship with us, our business and operating results would be harmed.

OUR FAILURE TO MEET CUSTOMER EXPECTATIONS ON DEPLOYMENT OF OUR PRODUCTS COULD RESULT IN NEGATIVE PUBLICITY AND REDUCED SALES, BOTH OF WHICH WOULD SIGNIFICANTLY HARM OUR BUSINESS AND OPERATING RESULTS.

     In the past, our customers have experienced difficulties or delays in completing implementation of our products. We may experience similar difficulties or delays in the future. Our Internet selling system solution relies on defining a knowledge base that must contain all of the information about the products and services being configured. We have found that extracting the information necessary to construct a knowledge base can be more time consuming than we or our customers anticipate. If our customers do not devote the resources necessary to create the knowledge base, the deployment of our products can be delayed. Deploying our ACE products can also involve time-consuming integration with our customers' legacy systems, such as existing databases and enterprise resource planning software. Failing to meet customer expectations on deployment of our products could result in a loss of customers and negative publicity regarding us and our products, which could adversely affect our ability to attract new customers. In addition, time-consuming deployments may also increase the amount of professional services we must allocate to each customer, thereby increasing our costs and adversely affecting our business and operating results.

OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT FOR US TO FORECAST REVENUE AND AGGRAVATES THE VARIABILITY OF QUARTERLY FLUCTUATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     The sales cycle of our products has historically averaged between four and six months, and may sometimes be significantly longer. We are generally required to provide a significant level of education regarding the use and benefits of our products, and potential customers tend to engage in extensive internal reviews before making purchase decisions. In addition, the purchase of our products typically involves a significant commitment by our customers of capital and other resources, and is therefore subject to delays that are beyond our control, such as customers' internal budgetary procedures and the testing and acceptance of new technologies that affect key operations. In addition, because we intend to target large companies, our sales cycle can be lengthier due to the decision process in large organizations. As a result of our products' long sales cycles, we face difficulty predicting the quarter in which sales to expected customers may occur. If anticipated sales from a specific customer for a particular quarter are not realized in that quarter, our operating results for that quarter could fall below the expectations of financial analysts and investors, which could cause our stock price to decline.

IF WE ARE UNABLE TO MAINTAIN AND EXPAND OUR DIRECT SALES FORCE, SALES OF OUR PRODUCTS AND SERVICES MAY NOT MEET OUR EXPECTATIONS AND OUR BUSINESS AND OPERATING RESULTS WILL BE SIGNIFICANTLY HARMED.

     We depend on our direct sales force for all of our current sales and our future growth depends on the ability of our direct sales force to develop customer relationships and increase sales to a level that will allow us to reach and maintain profitability.

     There is a shortage of the sales personnel we need, such as sales engineers, and competition for qualified personnel is intense. In addition, it will take time for new sales personnel to achieve full productivity. If we are unable to hire or retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or to reach productivity when anticipated, we may not be able to expand our sales organization and increase sales of our products and services.

IF WE ARE UNABLE TO GROW AND MANAGE OUR PROFESSIONAL SERVICES ORGANIZATION, WE WILL BE UNABLE TO PROVIDE OUR CUSTOMERS WITH TECHNICAL SUPPORT FOR OUR PRODUCTS, WHICH COULD SIGNIFICANTLY HARM OUR BUSINESS AND OPERATING RESULTS.

     As we increase licensing of our software products, we must grow our professional services organization to assist our customers with implementation and maintenance of our products. Because these professional services have been expensive to provide, we must improve the management of our professional services organizations to improve our results of operations. Improving the efficiency of our consulting services is dependent upon attracting and retaining experienced project managers. Competition for these project managers is intense, particularly in the Silicon Valley and in India where the majority of our professional services organization is based, and we may not be able to hire qualified individuals to fill these positions.

     Although services revenues, which are primarily comprised of revenues from consulting fees, maintenance contracts and training, are important to our business, representing 52% and 43% of total revenues for the year ended March 31, 1999 and the nine months ended December 31, 1999, respectively services revenues have lower gross margins than license revenues. Gross margins for services revenues were 34% and negative 32% for the year ended March 31, 1999 and the nine months ended December 31, 1999, respectively, compared to gross margins for license revenues of 89% and 95% for the respective periods. As a result, a continued increase in the percentage of total net revenues represented by services revenues or an unexpected decrease in license revenues could have a detrimental impact on our overall gross margins and our operating results.

     We anticipate that customers will increasingly utilize third-party consultants to install and deploy our products. Additionally, in the future we intend to charge for our professional services on a time and materials rather than a fixed-fee basis. To the extent that customers are unwilling to utilize third-party consultants or require us to provide professional services on a fixed fee basis, our cost of services revenues could increase and could cause us to recognize a loss on a specific contract, either of which would adversely affect our operating results. In addition, if we are unable to provide these resources, we may lose sales or incur customer dissatisfaction and our business and operating results could be significantly harmed.

FAILURE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH SYSTEMS INTEGRATORS AND CONSULTING FIRMS, WHICH ASSIST US WITH THE SALE AND INSTALLATION OF OUR PRODUCTS, WOULD IMPEDE ACCEPTANCE OF OUR PRODUCTS AND THE GROWTH OF OUR REVENUES.

     We rely in part upon systems integrators and consulting firms to recommend our products to their customers and to install and deploy our products. To increase our revenues and implementation capabilities, we must develop and expand our relationships with these systems integrators and consulting firms. If systems integrators and consulting firms develop, market or recommend competitive Internet selling systems, our revenues may decline. In addition, if these systems integrators and consulting firms are unwilling to install and deploy our products, we may not have the resources to provide adequate implementation services to our customers and our business and operating results could be significantly harmed.

OUR OPERATING RESULTS ARE SIGNIFICANTLY DEPENDENT UPON THE SALE OF OUR ACE SUITE OF PRODUCTS, INCLUDING THE NEW VERSION OF OUR PRODUCT RELEASED IN NOVEMBER 1999.

     We expect that we will continue to depend on revenue from new and enhanced versions of ACE for the foreseeable future, and if companies do not adopt or expand their use of ACE, our business and operating results would be significantly harmed. ACE 4.0 was introduced in November 1999. Since ACE 4.0 has only recently been introduced, customers may discover errors or other problems with the product, which may adversely affect its acceptance.

IF NEW VERSIONS AND RELEASES OF OUR PRODUCTS CONTAIN ERRORS OR DEFECTS, WE COULD SUFFER LOSSES AND NEGATIVE PUBLICITY, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

     Complex software products such as ours often contain errors or defects, including errors relating to security, particularly when first introduced or when new versions or enhancements are released. In the past, we have discovered defects in our products and provided product updates to our customers to address such defects. ACE and other future products may contain defects or errors, which could result in lost revenues, a delay in market acceptance or negative publicity, which would significantly harm our business and operating results.

MANY OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE RELATIVELY NEW AND MUST BE INTEGRATED INTO OUR ORGANIZATION.

     Many of our executive officers and key personnel have recently joined Selectica, including our Vice President of Marketing and our Chief Financial Officer, each of whom have joined Selectica since June 1999. Our future performance will depend, in part, on our ability to successfully integrate our newly hired executive officers and key personnel into our management team, and our ability to develop an effective working relationship among management.

OUR RAPID GROWTH PLACES A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES, AND IF WE FAIL TO MANAGE THIS GROWTH, OUR BUSINESS WILL BE HARMED.

     We have recently experienced a period of rapid growth and expansion, which places significant demands on our managerial, administrative, operational, financial and other resources. From December 31, 1998 to December 31, 1999, we expanded from 68 to 269 employees. We have also significantly expanded our operations in the U.S. and internationally and we plan to continue to expand the geographic scope of our operations.

     To accommodate continued anticipated growth and expansion, we will be required to improve existing and implement new operational and financial systems, procedures and controls. In particular, we will be required to improve our accounting and financial reporting systems and to successfully manage an increasing number of relationships with customers, suppliers and employees, and an increasing number of complex contracts. These demands will require the addition of new management personnel, and we are currently in the process of recruiting individuals to fill important management positions. If we are not able to install adequate systems, procedures and controls to support our future operations in an efficient and timely manner, or if we are unable to otherwise manage growth effectively, our business would be harmed.

THE LOSS OF ANY OF OUR KEY PERSONNEL WOULD HARM OUR COMPETITIVENESS BECAUSE OF THE TIME AND EFFORT THAT WE WOULD HAVE TO EXPEND TO REPLACE SUCH PERSONNEL.

     We believe that our success will depend on the continued employment of our senior management team and key technical personnel, none of whom, except Rajen Jaswa, our President and Chief Executive Officer, and Dr. Sanjay Mittal, our Chief Technical Officer and Vice President of Engineering, has an employment agreement with us. If one or more members of our senior management team or key technical personnel were unable or unwilling to continue in their present positions, these individuals would be difficult to replace. Consequently, our ability to manage day-to-day operations, including our operations in Pune, India, develop and deliver new technologies, attract and retain customers, attract and retain other employees and generate revenues would be significantly harmed.

A SUBSTANTIAL PORTION OF OUR OPERATIONS ARE CONDUCTED BY INDIA-BASED PERSONNEL, AND ANY CHANGE IN THE POLITICAL AND ECONOMIC CONDITIONS OF INDIA OR IN IMMIGRATION POLICIES, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO CONDUCT OUR OPERATIONS IN INDIA, COULD SIGNIFICANTLY HARM OUR BUSINESS.

     We conduct quality assurance and professional services operations in India. As of December 31, 1999, there were 101 persons employed in India. We are dependent on our India-based operations for these aspects of our business and we intend to grow our operations in India. As a result, we are directly influenced by the political and economic conditions affecting India. Operating expenses incurred by our operations in India are denominated in Indian currency and accordingly, we are exposed to adverse movements in currency exchange rates. This, as well as any other political or economic problems or changes in India, could have a negative impact on our India-based operations, resulting in significant harm to our business and operating results. Furthermore, the intellectual property laws of India may not adequately protect our proprietary rights. We believe that it is particularly difficult to find quality management personnel in India, and we may not be able to timely replace our current India-based management team if any of them were to leave our company.

     Our training program for some of our India-based employees includes an internship at our San Jose, California headquarters. Additionally, we provide services to some of our customers internationally with India-based employees. We presently rely on a number of visa programs to enable these India-based employees to travel and work internationally. Any change in the immigration policies of India or the countries to which these employees travel and work could cause disruption or force the termination of these programs, which would harm our business.

BECAUSE COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE IN OUR INDUSTRY AND IN OUR GEOGRAPHIC REGION, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN PERSONNEL, WHICH COULD IMPACT THE DEVELOPMENT OR SALES OF OUR PRODUCTS.

     Our success depends on our ability to attract and retain qualified management, engineering, sales and marketing and professional services personnel. Competition for these types of personnel is intense, especially in the Silicon Valley. We do not have employment agreements with most of our key personnel. If we are unable to retain our existing key personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products.

OUR RESULTS OF OPERATIONS WILL BE HARMED BY CHARGES ASSOCIATED WITH OUR PAYMENT OF STOCK-BASED COMPENSATION AND CHARGES ASSOCIATED WITH OTHER SECURITIES ISSUANCES BY US.


     We expect to incur a significant amount of amortization of charges related to securities issuances in future periods, which will negatively affect our operating results. We have deferred compensation charges of $6.0 million for stock-based compensation as of December 31, 1999 and have related amortization of $590,000 for the nine months ended December 31, 1999. We expect to amortize approximately $2.8 million of stock-based compensation for the fiscal year ending March 31, 2001 and we may incur additional charges in the future in connection with grants of stock-based compensation at less than fair value. We also expect to amortize approximately $3.3 million in connection with a development agreement entered into in September 1999 with an investor who received shares of Series E Preferred Stock and a warrant to purchase 57,000 shares of common stock at less than the deemed fair value. In January 2000 in connection with a license and maintenance agreement we issued a warrant to purchase 800,000 shares of common stock for $800,000. The fair value of the warrant at the date of issuance was $12.0 million. As the fair value of the warrants, less the purchase price, exceeds revenues to be earned under the license and services agreement we will record a loss of $8.3 million in the fourth quarter of fiscal 2000. See Note 10 of the Notes to Consolidated Financial Statements.


IF WE BECOME SUBJECT TO PRODUCT LIABILITY LITIGATION, IT COULD BE COSTLY AND TIME CONSUMING TO DEFEND AND COULD DISTRACT US FROM FOCUSING ON OUR BUSINESS AND OPERATIONS.

     Since our products are company-wide, mission-critical computer applications with a potentially strong impact on our customers' sales, errors, defects or other performance problems could result in financial or other damages to our customers. Although our license agreements generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend.

OUR FUTURE SUCCESS DEPENDS ON OUR PROPRIETARY INTELLECTUAL PROPERTY, AND IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY FROM POTENTIAL COMPETITORS OUR BUSINESS MAY BE SIGNIFICANTLY HARMED.

     We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We currently have three pending U.S. patent applications and two pending U.S. trademark applications. We do not have any foreign patents or patent applications. Our trademark and patent applications might not result in the issuance of any trademarks or patents. If any patent or trademark is issued, it might be invalidated or circumvented or otherwise fail to provide us any meaningful protection. We seek to protect source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed license agreements, which impose certain restrictions on the licensee's ability to utilize the software. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Our failure to adequately protect our intellectual property could significantly harm our business and operating results.

IF WE ARE SUBJECT TO INTELLECTUAL PROPERTY LITIGATION, WE MAY INCUR SUBSTANTIAL COSTS, WHICH WOULD HARM OUR OPERATING RESULTS.

     Our success and ability to compete are dependent on our ability to operate without infringing upon the proprietary rights of others. Any intellectual property litigation could result in substantial costs and diversion of resources and could significantly harm our business and operating results. In the past, we received correspondence from two patent holders recommending that we license their respective patents. After review of these patents, we informed these patent holders that in our opinion, it would not be necessary to license these patents. However, we may be required to license either or both patents or incur legal fees to defend our position that such licenses are not necessary. We cannot assure you that if required to do so, we would be able to obtain a license to use either patent on commercially reasonable terms, or at all. In January 2000 we received correspondence from Celestica, Inc. alleging that our use of the mark SELECTICA infringes upon their registered mark of CELESTICA. We are currently evaluating the validity of their claim. We may be required to incur legal fees and enter into litigation with respect to defending our mark.

     Any threat of intellectual property litigation could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant intellectual property, which license may not be available on reasonable terms;

     - redesign those products or services that incorporate such intellectual property; or

     - pay money damages to the holder of the infringed intellectual property right.

     In the event of a successful claim of infringement against us and our failure or inability to license the infringed intellectual property on reasonable terms or license a substitute intellectual property or redesign our product to avoid infringement, our business and operating results would be significantly harmed. If we are forced to abandon use of our trademark, we may be forced to change our name and incur substantial expenses to build a new brand, which would significantly harm our business and operating results.

RESTRICTIONS ON EXPORT OF ENCRYPTED TECHNOLOGY COULD CAUSE US TO INCUR DELAYS IN INTERNATIONAL PRODUCT SALES, WHICH WOULD ADVERSELY IMPACT THE EXPANSION AND GROWTH OF OUR BUSINESS.

     Our software utilizes encryption technology, the export of which is regulated by the United States government. If our export authority is revoked or modified, if our software is unlawfully exported or if the United States adopts new legislation restricting export of software and encryption technology, we may experience delay or reduction in shipment of our products internationally. Current or future export regulations could limit our ability to distribute our products outside of the United States. While we take precautions against unlawful exportation of our software, we cannot effectively control the unauthorized distribution of software across the Internet.

IF WE ARE UNABLE TO EXPAND OUR OPERATIONS INTERNATIONALLY OR ARE UNABLE TO MANAGE THE GREATER COLLECTIONS, MANAGEMENT, HIRING, LEGAL, REGULATORY AND CURRENCY RISKS FROM THESE INTERNATIONAL OPERATIONS, OUR BUSINESS AND OPERATING RESULTS WILL BE HARMED.

     We intend to expand our operations internationally. This expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell or deliver our products internationally. If successful in our international expansion, we will be subject to a number of risks associated with international operations, including:

     - longer accounts receivable collection cycles;

     - expenses associated with localizing products for foreign markets;

     - difficulties in managing operations across disparate geographic areas;

     - difficulties in hiring qualified local personnel;

     - difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

     - unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations; and

     - fluctuations in foreign exchange rates and the possible lack of financial stability in foreign countries that prevent overseas sales growth.

YEAR 2000 ISSUES COULD FORCE US TO INCUR SIGNIFICANT COSTS OR CAUSE OUR CUSTOMERS TO DELAY THE LICENSING OF OUR PRODUCTS.

     Most of our license agreements with our customers represent and warrant that our products are Year 2000 compliant. If our products do not operate properly with date calculations involving the Year 2000 and subsequent dates, we could incur unanticipated expenses to remedy any problems, which could significantly harm our business and operating results. Our products are generally integrated into computer systems involving sophisticated hardware and complex software products, which may not be Year 2000 compliant. The failure of our customers' systems to be Year 2000 compliant could impede the success of applications that we have developed for them. Accordingly, known or unknown defects that affect the operation of our software, including any defects or errors in applications that include our products, could result in a delay or loss of revenue, diversion of development resources, damage to our reputation or increased service or warranty costs and litigation costs, which could harm our business and operating results. We may also experience reduced licensing of our software and services as current or potential customers place a priority on correcting Year 2000 problems and defer purchase decisions for software products.

                         RISKS RELATED TO THE INDUSTRY

IF USE OF THE INTERNET DOES NOT CONTINUE TO DEVELOP AND RELIABLY SUPPORT THE DEMANDS PLACED ON IT BY ELECTRONIC COMMERCE, THE MARKET FOR OUR PRODUCTS AND SERVICES MAY BE ADVERSELY AFFECTED, AND WE MAY NOT ACHIEVE ANTICIPATED SALES GROWTH.

     Growth in sales of our products and services depends upon the continued and increased use of the Internet as a medium for commerce and communication. Growth in the use of the Internet is a recent phenomenon and may not continue. In addition, the Internet infrastructure may not be able to support the demands placed on it by increased usage and bandwidth requirements. There have also been recent well-publicized security breaches involving "denial of service" attacks on major web sites. Concerns over these and other security breaches may slow the adoption of electronic commerce by businesses, while privacy concerns over inadequate security of information distributed over the Internet may also slow the adoption of electronic commerce by individual consumers. Other risks associated with commercial use of the Internet could slow its growth, including:

     - inadequate reliability of the network infrastructure;

     - slow development of enabling technologies and complementary products; and

     - limited accessibility and ability to deliver quality service.

     In addition, the recent growth in the use of the Internet has caused frequent periods of poor or slow performance, requiring components of the Internet infrastructure to be upgraded. Delays in the development or adoption of new equipment and standards or protocols required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. If the Internet infrastructure does not develop sufficiently to address these concerns, it may not develop as a commercial marketplace, which is necessary for us to increase sales.

INCREASING GOVERNMENT REGULATION OF THE INTERNET COULD LIMIT THE MARKET FOR OUR PRODUCTS AND SERVICES, OR IMPOSE GREATER TAX BURDENS ON US OR LIABILITY FOR TRANSMISSION OF PROTECTED DATA.

     As electronic commerce and the Internet continue to evolve, federal, state and foreign governments may adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for electronic commerce, and therefore the market for our products and services. Although many of these regulations may not apply directly to our business, we expect that laws regulating the solicitation, collection or processing of personal or consumer information could indirectly affect our business.

     Laws or regulations concerning telecommunications might also negatively impact us. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This type of legislation could increase the cost of conducting business over the Internet, which could limit the growth of electronic commerce generally and have a negative impact on our business and operating results.

                         RISKS RELATED TO THIS OFFERING

BECAUSE WE ARE IN THE INTERNET INDUSTRY, OUR STOCK PRICE MAY BE PARTICULARLY VOLATILE, WHICH COULD LEAD TO CLASS ACTION LITIGATION.

     The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies, particularly Internet-related companies, have been extremely volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our business and operating results.

OUR EXECUTIVE OFFICER AND DIRECTORS WILL RETAIN SUBSTANTIAL VOTING CONTROL OVER US AFTER THE OFFERING THAT WILL ALLOW THEM TO INFLUENCE THE OUTCOME OF MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL.

     On completion of this offering and the private placement, our executive officers and directors and their affiliates, based on ownership as of December 31, 1999, will beneficially own, in the aggregate, approximately 55% of our outstanding common stock (assuming no exercise of the underwriters' over-allotment option). As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over us. For more information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see "Principal Stockholders."

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS THAT COULD SUPPRESS OUR STOCK PRICE AND MAKE IT MORE DIFFICULT TO ACQUIRE US.

     Our certificate of incorporation, our bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

     - authorizing the issuance of shares of blank check preferred stock;

     - providing for a classified board of directors with staggered, three year terms; and

     - prohibiting specified stockholder action by written consent.

     For information regarding these and other provisions, please see "Description of Capital Stock." We are also currently considering other anti-takeover measures, including a stockholders' rights plan.

IF A SIGNIFICANT NUMBER OF SHARES BECOME AVAILABLE FOR SALE AND ARE SOLD IN A SHORT PERIOD OF TIME, THE MARKET PRICE OF OUR STOCK COULD DECLINE.

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Based on shares outstanding as of December 31, 1999, upon completion of this offering and the private placement, we will have outstanding 34,556,334 shares of common stock. Other than the shares of common stock sold in this offering, no shares will immediately be eligible for sale in the public market immediately. Our stockholders will be subject to agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After these agreements expire, an additional 25,216,753 shares will be eligible for sale in the public market. For a detailed discussion of the shares eligible for future sale, please see "Shares Eligible for Future Sale."

AS A NEW INVESTOR, YOU WILL INCUR SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING AND FUTURE EQUITY ISSUANCES.


     The initial public offering price will be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $19.43 a share, assuming an initial public offering price of $24.00 per share. The exercise of outstanding options and warrants would result in further dilution.


WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING FOR PURPOSES WITH WHICH YOU MAY NOT AGREE, AND WE MAY NOT BE SUCCESSFUL IN INVESTING THESE PROCEEDS.

     We plan to use the proceeds from this offering for general corporate purposes. Therefore, we will have broad discretion as to how we will spend the proceeds, and our stockholders may not agree with the ways in which we use the proceeds. We may not be successful in investing the proceeds from this offering in our operations or external investments to yield a favorable return.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology; for instance, may, will, should, intend, expect, plan, anticipate, believe, estimate, predict, potential or continue, the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither any other person nor we assumes responsibility for the accuracy and completeness of the forward-looking statements.

                                USE OF PROCEEDS


     Our net proceeds from the sale of the 4,000,000 shares of common stock in this offering and from the sale of 2,400,000 shares of common stock in the private placement are estimated to be $141.3 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $151.4 million.


     We intend to use the net proceeds of this offering for additional working capital and other general corporate purposes. We have not yet determined our expected use of such proceeds, but we currently estimate that through March 31, 2001, we will use approximately $32.1 million for research and development, sales and marketing and general and administrative expenses. These operating expenses will be offset by the degree to which we recognize revenues from the sales of our products and services. The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds from this offering. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to ours. We have no current agreements or commitments for acquisitions of complementary businesses, products or technologies. Pending these uses, we will invest the net proceeds of this offering in short-term, investment grade and interest-bearing securities.

                                DIVIDEND POLICY

     We have not paid any cash dividends since inception and do not currently intend to pay any cash dividends.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - our actual capitalization as of December 31, 1999;

     - our pro forma capitalization after giving effect to the conversion of all outstanding shares of preferred stock into common stock; and

     - our pro forma as adjusted capitalization to reflect our receipt of the estimated net proceeds from the exercise of warrants to purchase 253,879 shares of common stock at $4.382 that terminate upon the consummation of this offering and our sale of 4,000,000 shares of common stock in this offering and the sale of 2,400,000 shares of common stock in the private placement, after deducting the estimated underwriting discounts and commissions, estimated private placement discounts, and estimated offering expenses, the filing of a new certificate of incorporation after the closing of this offering and the application of our proceeds from this offering.


                                                                   DECEMBER 31, 1999
                                                          ------------------------------------
                                                                                    PRO FORMA
                                                           ACTUAL     PRO FORMA    AS ADJUSTED
                                                          --------    ---------    -----------
                                                                     (IN THOUSANDS)
Stockholders' equity:
  Convertible preferred stock: $.0001 par value;
     25,500,000 shares authorized, 19,710,957 shares
     issued and outstanding, actual; 25,500,000 shares
     authorized, no shares outstanding, pro forma;
     10,000,000 shares
     authorized, no shares outstanding, pro forma as
     adjusted...........................................  $      2    $     --       $    --
  Common stock: $.0001 par value; 40,000,000 shares
     authorized, 8,191,498 shares issued and
     outstanding, actual; 75,000,000 shares authorized,
     27,902,455 shares outstanding, pro forma;
     150,000,000 shares authorized, 34,556,334 shares
     outstanding, pro forma as adjusted.................         1           3             3
Additional paid-in capital..............................    57,057      57,057       199,517
Deferred compensation...................................    (6,011)     (6,011)       (6,011)
Stockholder notes receivable............................    (7,016)     (7,016)       (7,016)
Accumulated deficit.....................................   (24,686)    (24,686)      (24,686)
                                                          --------    --------       -------
     Total stockholders' equity.........................    19,347      19,347       161,807
                                                          --------    --------       -------
     Total capitalization...............................    19,347      19,347       161,807
                                                          ========    ========       =======


     This table excludes the following shares:

     - 2,180,815 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999 at a weighted average exercise price of $2.97 per share;

     - 1,371,077 shares of common stock available for issuance under our 1996 Stock Plan, of which a 1,000,000 share increase to the shares available under the plan was approved subsequent to December 31, 1999;


     - 820,408 shares of common stock issuable upon the exercise of warrants outstanding as of January 31, 1999 at a weighted average exercise price of $12.71 per share assuming an exercise price of $13.00 per share of one warrant to purchase 800,000 shares of common stock;

     - 2,200,000 shares of common stock available for issuance under our 1999 Equity Incentive Plan; and

     - 1,000,000 shares of common stock available for issuance under our 1999 Employee Stock Purchase Plan.


     - An aggregate of 1,420,050 shares of common stock issuable pursuant to options granted between December 31, 1999 and March 8, 2000 at a weighted average exercise price of $11.00 per share. In addition we intend to grant an aggregate of 200,000 shares of common stock pursuant to options to three executive officers at an exercise price per share equal to the initial public offering price of our common stock.


     See "Management -- Employee Benefit Plans," and Notes 10 and 14 of "Notes to Consolidated Financial Statements" for a description of our equity plans.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was $16.7 million, or approximately $0.59 per share. Net tangible book value per share represents the amount of stockholders' equity, less intangible assets, plus proceeds of $1.1 million from the exercise of 253,879 warrants, divided by 28,156,334 shares of common stock outstanding after giving effect to the assumed exercise of warrants to purchase 253,879 shares of Series E Preferred Stock and the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.


     Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering and the private placement. After giving effect to our sale of 4,000,000 shares of common stock in this offering and 2,400,000 shares of common stock in the private placement at an assumed initial public offering price of $24.00 per share and after deducting the estimated underwriting discounts and commissions, discounts for private placements and estimated offering expenses, our net tangible book value as of December 31, 1999 would have been $158.1 million or $4.57 per share. This represents an immediate increase in net tangible book value of $3.98 per share to existing stockholders and an immediate dilution in net tangible book value of $19.43 per share to purchasers of common stock in the offering, as illustrated in the following table:



Assumed initial public offering price per share.............           $24.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $0.59
  Increase per share attributable to new investors..........   3.98
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             4.57
                                                                       ------
Dilution per share to new investors.........................           $19.43
                                                                       ======


     The following table presents on a pro forma basis as of December 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering and the exercise of warrants to purchase 253,879 shares of common stock, the differences between the existing stockholders, the purchasers of shares in the offering and the private placement investor with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:


                                  SHARES PURCHASED         TOTAL CONSIDERATION
                                ---------------------    -----------------------    AVERAGE PRICE
                                  NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                ----------    -------    ------------    -------    -------------
Existing stockholders.........  28,156,334      81.5%    $ 38,176,338      20.2%       $ 1.36
New stockholders..............   4,000,000      11.6       96,000,000      50.9         24.00
Private placement investors...   2,400,000       6.9       54,432,000      28.9         22.68
                                ----------     -----     ------------     -----
     Total....................  34,556,334     100.0%    $188,608,338     100.0%       $ 5.46
                                ==========     =====     ============     =====


     As of December 31, 1999, there were options outstanding to purchase a total of 2,180,815 shares of common stock at a weighted average exercise price of $2.97 per share. In addition, as of December 31, 1999, there were warrants outstanding to purchase 20,408 shares of common stock at a weighted average exercise price of $1.47 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, please see "Management -- Employee Benefit Plans" and Notes 10 and 14 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the period from June 6, 1996 (inception) to March 31, 1997, the fiscal years ended March 31, 1998 and 1999 and for the nine months ended December 31, 1999 and the consolidated balance sheet data at March 31, 1997, 1998 and 1999 and at December 31, 1999 are derived from our consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended December 31, 1998 is derived from unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the results of operations for this period. The historical results are not necessarily indicative of the operating results to be expected in the future. Catalogics Software Corporation our predecessor corporation, had assets of $8,177, $6,154 and $5,952 at March 31, 1995 and 1996 and May 31, 1996,
respectively. The net loss was none, $(2,828) and $(337) for the years ended March 31, 1995 and 1996 and the two months ended May 31, 1996, respectively.

                                                                              YEARS ENDED      NINE MONTHS ENDED
                                                   PERIOD FROM INCEPTION       MARCH 31,          DECEMBER 31,
                                                     (JUNE 6, 1996) TO     -----------------   ------------------
                                                      MARCH 31, 1997        1998      1999      1998       1999
                                                   ---------------------   -------   -------   -------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License........................................         $    50          $   170   $ 1,656   $   970   $  5,181
  Services.......................................               5               --     1,788     1,010      3,959
                                                          -------          -------   -------   -------   --------
    Total revenues...............................              55              170     3,444     1,980      9,140
Cost of revenues:
  License........................................               3                9       184       118        259
  Services.......................................              --               --       881       483      5,105
  Services -- related party......................              --               51       303       153        135
                                                          -------          -------   -------   -------   --------
    Total cost of revenues.......................               3               60     1,368       754      5,499
                                                          -------          -------   -------   -------   --------
Gross profit.....................................              52              110     2,076     1,226      3,641
Operating expenses:
  Research and development.......................             169            1,950     3,893     2,498      4,132
  Sales and marketing............................              62            1,055     4,430     2,683      9,271
  General and administrative.....................              77              293     1,389       861      2,924
                                                          -------          -------   -------   -------   --------
    Total operating expenses.....................             308            3,298     9,712     6,042     16,327
                                                          -------          -------   -------   -------   --------
Loss from operations.............................            (256)          (3,188)   (7,636)   (4,816)   (12,686)
Interest and other income, net...................               5               87        99        95        319
                                                          -------          -------   -------   -------   --------
Net loss before taxes............................            (251)          (3,101)   (7,537)   (4,721)   (12,367)
Provision for income taxes.......................              --               --        --        --         50
                                                          -------          -------   -------   -------   --------
Net loss.........................................         $  (251)         $(3,101)  $(7,537)  $(4,721)  $(12,417)
Deemed dividend on Series E convertible preferred
  stock..........................................              --               --        --        --        925
                                                          -------          -------   -------   -------   --------
Net loss applicable to common stockholders.......         $  (251)         $(3,101)  $(7,537)  $(4,721)  $(13,342)
                                                          =======          =======   =======   =======   ========
Basic and diluted net loss per share applicable
  to common stockholders.........................         $ (0.15)         $ (0.91)  $ (1.58)  $ (1.05)  $  (2.53)
Shares used in computing basic and diluted net
  loss per share applicable to common
  stockholders...................................           1,634            3,425     4,782     4,479      5,270
Pro forma basic and diluted net loss per share
  applicable to common stockholders..............                                    $ (0.44)            $  (0.59)
Shares used in computing pro forma basic and
  diluted net loss per share applicable to common
  stockholders...................................                                     17,282               22,455

                                                                    MARCH 31,
                                                              ----------------------   DECEMBER 31,
                                                              1997    1998     1999        1999
                                                              ----   ------   ------   ------------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $788   $  504   $   --     $14,124
Working capital (deficit)...................................   770      422     (639)     10,551
Total assets................................................   983    1,357    3,193      27,120
Total stockholders' equity..................................   957      856      736      19,347

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and the notes to those statements that appear elsewhere in this prospectus.

OVERVIEW

     Selectica is a leading provider of Internet selling system software and services that enable companies to efficiently sell complex products and services over intranets, extranets and the Internet. Our ACE suite of software products is a comprehensive Internet selling system solution that gives sellers the ability to manage the sales process in order to facilitate the conversion of prospective buyers into customers. Our Internet selling system solution allows companies to use the Internet platform to deploy a selling application to many points of contact, including personal computers, in-store kiosks and mobile devices, while offering customers, partners and employees an interface customized to their specific needs.

  History

     Selectica was incorporated in June 1996 and acquired the technology and assets of Catalogics Software Corporation, a development stage Internet software company founded by Dr. Sanjay Mittal, a co-founder of Selectica, in July 1996. Selectica was a development-stage company until October 1997. In October 1997, we released our first version of ACE, which consisted of the ACE Enterprise Server and ACE Studio. During the following year, we primarily licensed our products to businesses for pilot programs that involved limited deployments. Beginning in calendar 1999, we licensed our products for larger scale deployments and continued to develop and market our ACE suite of products, expanding our product offering with ACE Enterprise Manager, ACE Quoter and ACE Mobile. In November 1999, we released the current version of ACE, ACE 4.0, and expanded our product offering with ACE Repository and ACE Connector.

     In addition to our engineering and professional services employees based in San Jose, California, we provide professional services and perform quality assurance testing with the assistance of Selectica Configurators India Private Limited, or Selectica India, a corporation located in Pune, India. Selectica India was formed in June 1997. From June 1997 through July 1999, we purchased services from Selectica India on an arms-length contract basis. In July 1999, we completed an agreement to acquire a 99.9% ownership of Selectica India, making it a subsidiary of Selectica, Inc. As of December 31, 1999, there were 101 employees of Selectica India. Because we believe that Selectica India provides us with a strategic advantage in advancing our product development and consulting activities, we plan to continue expanding this operation. See "Related Party Transactions -- Selectica Configurators India Pvt. Ltd."

  Revenues

     We enter into arrangements for the sale of (1) licenses of our software products and related maintenance contract; (2) bundled license, maintenance, and services; and (3) services on a time and material basis. In instances where maintenance is bundled with a license of our software products, such maintenance term is typically one year.

     For each arrangement, we determine whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

     Arrangements consisting of license and maintenance only. For those contracts that consist solely of license and maintenance we recognize license revenues based upon the residual method after all elements other than maintenance have been delivered and recognize maintenance revenues over the term of the maintenance contract as vendor specific objective evidence of fair value for maintenance does exist.

     Arrangements consisting of license, maintenance and other services. Services can consist of maintenance, training and/or consulting services. Consulting services include a range of services including installation of our off-the-shelf software, customization of our software for the customer's specific application, data conversion and building of interfaces to allow our software to operate in customized environments.

     In all cases, we assess whether the service element of the arrangement is essential to the functionality of the other elements of the arrangement. In this determination we focus on whether the software is off-the-shelf software, whether the services include significant alterations to the features and functionality of the software, whether the services involve the building of complex interfaces, the timing of payments and the existence of milestones. Often the installation of our software requires the building of interfaces to the customer's existing applications or customization of the software for specific applications. As a result, judgement is required in the determination of whether such services constitute "complex" interfaces. In making this determination we consider the following: (1) the relative fair value of the services compared to the software, (2) the amount of time and effort subsequent to delivery of the software until the interfaces or other modifications are completed, (3) the degree of technical difficulty in building of the interface and uniqueness of the application, (4) the degree of involvement of customer personnel, and (5) any contractual cancellation, acceptance, or termination provisions for failure to complete the interfaces. We also consider refunds, forfeitures and concessions when determining the significance of such services.

     In those instances where we determine that the service elements are essential to the other elements of the arrangement, we account for the entire arrangement using contract accounting.

     For those arrangements accounted for using contract accounting that do not include contractual milestones or other acceptance criteria we utilize the percentage of completion method based upon input measures of hours. For those contracts that include contract milestones or acceptance criteria we recognize revenue as such milestones are achieved or as such acceptance occurs.

     In some instances the acceptance criteria in the contract requires acceptance after all services are complete and all other elements have been delivered. In these instances we recognize revenue based upon the completed contract method after such acceptance has occurred.


     For those arrangements for which we have concluded that the service element is not essential to the other elements of the arrangement we determine whether the services are available from other vendors, do not involve a significant degree of risk or unique acceptance criteria, and whether we have sufficient experience in providing the service to be able to separately account for the service. When the service qualifies for separate accounting we use vendor specific objective evidence for the fair value of the services and the maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element.


     Vendor-specific objective evidence of fair value of services is based upon hourly rates. As noted above, we enter into contracts for services alone and such contracts are based upon time and material basis. Such hourly rates are used to assess the vendor specific objective evidence in multiple element arrangements.

     In accordance with paragraph 10 of Statement of Position 97-2, Software Revenue Recognition, vendor specific objective evidence of fair value of maintenance is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate), which is based on the price established by management having the relevant authority. Each license agreement offers additional maintenance renewal periods at a stated price. Maintenance contracts are typically one year in duration. To date we have had one maintenance contract come up for renewal for which the customer elected to renew such maintenance contract. We believe that given the nature of our products as selling solutions for the Internet, our customers view maintenance of those products as important to their business and will continue to need upgrades and support of licensed products. As a result, we believe renewals will occur in the future as more contracts come up for renewal.


     To date we have not entered into arrangements solely for license of our products and, therefore, we have not demonstrated vendor specific objective evidence for the fair value of the license element.


     In all cases we classify revenues for these arrangements as license revenues and services revenues based on the estimates of fair value for each element.

     For the fiscal year ended March 31, 1999 we recognized 63% of license and services revenues under the percentage-of-completion method and 36% using the completed contract method. For the nine months ended December 31, 1999 we recognized 23% of license and services revenues under the residual method, 29% under the percentage-of-completion method, and 40% using completed contract method.

     Because we rely on a limited number of customers, the timing of customer acceptance or milestone achievement, or the amount of services we provide to a single customer can significantly affect our operating results. For example, our services revenues declined significantly in the quarter ended June 30, 1999 due to the completion of services under a contract with BMW of North America, one of our significant customers. Our license and services revenues increased significantly in the quarters ended September 30, 1999 and December 31, 1999 generally due to the addition of two new customers in each respective quarter.

     Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue. Amounts recognized as revenue in advance of billing (typically under percentage-of-completion accounting) are recorded as unbilled receivables.

  Factors Affecting Operating Results

     A relatively small number of customers account for a significant portion of our total revenues. For the fiscal year ended March 31, 1998, revenue from Hewlett-Packard--Germany, Ascend Communications, InterVoice and Insight accounted for 45%, 27%, 16% and 12% of our total revenues, respectively. For the fiscal year ended March 31, 1999, revenue from BMW of North America and Olicom accounted for 60% and 10% of our revenues, respectively. For the nine months ended December 31, 1999, revenue from Aspect Communications, Fireman's Fund and 3Com Corporation accounted for 15%, 14% and 14% of our revenues, respectively. We expect that revenues from a limited number of customers will continue to account for a large percentage of total revenues in future quarters.

     To date, our revenues have been predominantly attributable to sales in the United States. We plan to expand our international operations significantly, because we believe international markets represent a significant growth opportunity. Consequently, we expect that international revenues will increase as a percentage of total revenues in the future. The expansion of our international operations will be subject to a variety of risks that could significantly harm our business and operating results.

As our international sales and operations expand, we anticipate that our exposure to foreign currency fluctuations will increase because we have not adopted a hedging program to protect us from risks associated with foreign currency fluctuations.

     We have a limited operating history upon which we may be evaluated. We have incurred significant losses since inception and, as of December 31, 1999, we had an accumulated deficit of approximately $24.7 million. We believe our success depends on the continued growth of our customer base and the development of the emerging Internet selling system market. Accordingly, we intend to continue to invest heavily in sales and marketing and research and development. Furthermore, we expect to continue to incur substantial operating losses for the foreseeable future.

     In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Our limited operating history makes it difficult to forecast future operating results. Additionally, despite our recent revenue growth, we do not believe that historical growth rates are necessarily sustainable or indicative of future growth and we cannot be certain that revenues will increase. Even if we were to achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis.

  Equity Transactions

     During October 1999, we issued 1,505,702 shares of Series E Preferred Stock to various investors, including parties related to us, for gross proceeds of $6,597,986. Of this amount, $23,000 related to the exercise of warrants to purchase 5,250 shares of Series E Preferred Stock issued in connection with the convertible debt financing in May 1999. We issued 1,500,452 of these shares at $4.382 per share while the deemed fair value of such preferred stock at that date was approximately $7.70. As a result, in the third quarter of fiscal 2000 we recorded $5.0 million of charges related to the difference between the actual issuance price of the preferred stock and its deemed fair value. Of this amount, $266,000 was accounted for as compensation expense, $925,000 was accounted for as a dividend to stockholders in the third quarter of fiscal 2000 and the remaining amount will be amortized over an approximate two-year period in connection with a development agreement entered into in September 1999 with Intel, one of the investors. As of December 31, 1999, approximately $472,000 had been amortized.

     Under the terms of the development agreement with Intel, we will work with Intel to port the current suite of ACE products to additional platforms. In connection with the development agreement, we issued warrants to purchase 57,000 shares of Series E convertible Preferred Stock. The warrants were issued in December 1999 and were valued using the Black-Scholes valuation model. The value of the warrants is approximately $381,000 and this amount will be expensed over the remaining life of the development agreement, which will be approximately two years.


     On January 7, 2000, in connection with a license agreement entered into in November 1999 and one year maintenance agreement of $3.0 million, we issued a warrant to purchase 800,000 shares of common stock to one of our customers, for $800,000. The warrant is fully vested, has a life of two years, and an exercise price per share of the lesser of $13 or the initial public offering price of this offering. The value of the warrant is approximately $12.0 million and was determined based upon a Black-Scholes valuation model with an assumed exercise price of $13.00 per share. The value of the warrant, less the warrant purchase price of $800,000, is greater than the revenues associated with the license and maintenance agreement, and accordingly, we will record a loss of approximately $8.3 million in the fourth quarter of fiscal 2000.

     Between January 1, 2000 and March 8, 2000, an aggregate of 1,420,050 options to purchase common stock were granted at a weighted average price of $11. We will record aggregate deferred compensation of approximately $4.5 million representing the difference between the exercise price of the options granted and the deemed fair value of our common stock at the date of grant.


RESULTS OF OPERATIONS

     Selectica reports financial results on a fiscal year basis ending March 31. Therefore, the following references to years relate to our fiscal years. Fiscal 1997 includes only ten months of financial results during which we had no significant revenue while expenditures were of a start-up nature related to research and development of our products. All revenue and expense categories for fiscal 1998 have increased compared to fiscal 1997 due to a full year of revenue and expenses and increased activities as we introduced and expanded our initial product offerings. Therefore, fiscal 1997 and 1998 are not comparable periods.

NINE MONTHS ENDED DECEMBER 31, 1998 AND 1999

  Revenues

     Our revenues increased from $2.0 million for the nine months ended December 31, 1998 to $9.1 million for the nine months ended December 31, 1999, an increase of 361%. Revenues for the nine months ended December 31, 1998 were primarily attributable to a single customer, BMW of North America. During the nine months ended December 31, 1999, we substantially increased our customer base with the addition of 22 new customers. During this period, customer concentration decreased and no single customer accounted for more than 15% of total revenue during the period. We do not believe that the percentage increases in revenues achieved should be anticipated in future periods.

     License. License revenues increased from $970,000 for the nine months ended December 31, 1998 to $5.2 million for the nine months ended December 31, 1999, an increase of 434%. License revenues consist of revenues from initial licenses for our products and sales of additional licenses to existing customers. The increase in license revenues was primarily due to the addition of new customers as a result of expanded marketing activities, growth in our sales force, and greater demand for and the acceptance of our ACE suite of products. During the nine months ended December 31, 1999, 89% of our license revenue was attributable to new customer implementations, as compared to 97% of our license revenue attributable to new customer implementations during the nine months ended December 31, 1998. We intend to continue to generate additional license revenues from our existing customers and anticipate that this number will increase in absolute dollars in future periods, although it will fluctuate as a percentage of total revenues as our customers and size of transactions change.

     Services. Services revenues increased from $1.0 million for the nine months ended December 31, 1998 to $4.0 million for the nine months ended December 31, 1999, an increase of 292%. Our services revenues are comprised of fees from consulting, maintenance and training services. The increase in services revenues was due primarily to several large consulting projects and maintenance contracts. Services revenues related to new customer consulting projects represented 73% and 60% of total service revenues for the nine months ended December 31, 1999 and 1998, respectively. We expect services revenues to continue to increase in terms of absolute dollars in future periods as the number of consulting projects and maintenance contracts increases with the addition of new customers.

  Cost of Revenues

     Cost of License Revenues. Cost of license revenues increased from $118,000 for the nine months ended December 31, 1998 to $259,000 for the nine months ended December 31, 1999, an increase of 120% and representing 12% and 5% of license revenues, respectively. Cost of license revenues consists of the costs of the product media, duplication, packaging and delivery of our software products to our customers, which may include documentation, shipping and other data transmission costs.

     Cost of Services Revenues, including Related Party. Cost of services revenues including cost of services from a related party, increased from $636,000 for the nine months ended December 31, 1998 to $5.2 million for the nine months ended December 31, 1999, representing 63% and 132% of services revenues, respectively. Cost of services revenue is comprised mainly of salaries and related expenses of our services organization. For the period from inception through June 30, 1999, cost of services revenues excludes expenses of our professional services organization in Pune, India, which are included in costs of services revenues -- related party. Of the increase in cost of services revenues, $1.3 million was attributable to increased personnel in our services organization to support the increase in the amount of professional services provided to our customers. The increase in cost of services revenues was also attributable to $1.2 million in travel and accommodations expenses and amortization of deferred compensation. The increased travel and accommodations expenses were primarily a result of an increase in employee travel to client locations and travel and accommodations for Indian employees traveling to the United States. We anticipate that cost of services revenues will increase in absolute dollars in future periods as our number of customers increases and to a lesser degree as additional expenses are incurred with Indian employees traveling to the United States and as additional deferred compensation is expensed. We expect cost of services revenues to fluctuate as a percentage of service revenue.

  Gross Profit

     The increase in services revenues has resulted in reduced overall gross margins, since services revenues typically have lower gross margins than license revenues. For the nine months ended December 31, 1999, we experienced negative gross margins for services revenues due to the timing of services revenues recognition. We expect that our overall gross margins will continue to fluctuate due to timing of services revenues recognition and will continue to be adversely affected by the lower margins on our service contracts. The amount of impact on our gross profit will depend on the mix of services we provide, whether the services are performed by our in-house staff or third party consultants, and the overall utilization rates of our professional services organization.

  Operating Expenses

     Research and Development. Our research and development costs primarily consist of salaries and related costs of our engineering organization and an allocation of facilities, overhead and depreciation costs. Research and development costs increased from $2.5 million in the nine months ended December 31, 1998 to $4.1 million in the nine months ended December 31, 1999. The increase in research and development costs was primarily due to an increase of $852,000 from the hiring of additional technical personnel to support the development of ACE 4.0, the payment of a $544,000 bonus to our Chief Technology Officer, $472,000 of amortization of the development agreement entered into with Intel, and $57,000 of amortization of deferred compensation. We believe our investment in research and development will increase substantially in future periods.

     Sales and Marketing. Our sales and marketing expenses primarily consist of salaries and related costs for our sales and marketing organization, sales commissions, expenses for trade shows, public relations, collateral sales materials, advertising and an allocation of facilities, overhead and depreciation costs. Sales and marketing expenses increased from $2.7 million in the nine months ended December 31, 1998 to $9.3 million in the nine months ended December 31, 1999. The increase in sales and marketing expenses is primarily attributable to increases in payroll expenses of $2.3 million from the hiring of additional sales and marketing personnel, including our Vice President of Marketing, $1.0 million for increased marketing activities, $1.8 million from increased travel and sales commissions resulting from higher revenues and $324,000 of amortization of deferred compensation. We expect that sales and marketing expenses will increase substantially over the next year as we hire additional sales and marketing personnel, increase spending on advertising and marketing programs and establish sales offices in additional domestic and international locations.

     General and Administrative. Our general and administrative expenses include compensation for administrative personnel, fees for outside professional advisors and an allocation of overhead costs. General and administrative expenses increased from $861,000 for the nine months ended December 31, 1998 to $2.9 million for the nine months ended December 31, 1999. The increase in general and administrative expenses primarily resulted from a $700,000 increase in payroll expenses due to hiring additional administrative and support personnel, including our Chief Financial Officer, a $472,000 increase in legal and accounting services to support our overall growth, and $142,000 of amortization of deferred compensation. We expect that general and administrative expenses will increase substantially over the next year as we assume the responsibilities of a public company and as we hire additional general and administrative personnel.

  Interest and Other Income, Net

     Interest and other income, net primarily consists of interest earned on cash balances and stockholders notes receivable, offset by interest expense related to convertible debt issued in the first quarter of fiscal 2000 and converted in the same quarter. Interest and other income, net increased from $95,000 for the nine months ended December 31, 1998 to $319,000 in the nine months ended December 31, 1999.

  Provision for Income Taxes

     We have recorded a tax provision of $50,000 for the nine months ended December 31, 1999. The provision for income taxes consists primarily of state income taxes and foreign taxes.

     FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against its net deferred tax assets. We intend to evaluate the realizability of the deferred tax assets on a quarterly basis.

FISCAL YEARS ENDED MARCH 31, 1997, 1998 AND 1999

  Revenues

     Total revenues increased from $170,000 in fiscal 1998 to $3.4 million in fiscal 1999. We had no material revenues in fiscal 1997.

     License. License revenues increased from $170,000 in fiscal 1998 to $1.7 million in fiscal 1999. We attribute the increase in license revenues from fiscal 1998 to fiscal 1999 primarily to growth in our customer base and an increase in the average contract amount of license agreements, each of which was driven by growth in our direct sales force, and, to a lesser extent, the release of our new

ACE Enterprise Manager, ACE Quoter and ACE Mobile products and new versions of existing products.

     Services. We did not recognize any services revenues in fiscal 1998. Services revenues were $1.8 million in fiscal 1999. Services revenues in fiscal 1999 were attributable to our initial customers electing to utilize our professional services organization for product deployment, maintenance, support and training.

  Cost of Revenues

     Cost of revenues increased from $60,000 in fiscal 1998 to $1.4 million in fiscal 1999. Cost of revenues was not material in fiscal 1997.

     License. Cost of license revenues increased from $9,000 in fiscal 1998 to $184,000 in fiscal 1999, consistent with the increase in license revenues and representing 5% and 11% of license revenues, respectively.

     Services. Cost of services revenues, including related party amounts, were $51,000 in fiscal 1998. Cost of services revenues, including related party amounts, were $1.2 million in fiscal 1999, representing 66% of services revenues. Cost of services revenues in fiscal 1999 is primarily attributable to the development of our customer support and consulting organizations.

  Operating Expenses

     Research and Development. Research and development expenses increased from $169,000 in fiscal 1997 to $2.0 million in fiscal 1998 and to $3.9 million in fiscal 1999. The increase in research and development expenses from fiscal 1997 to fiscal 1998 were primarily due to a $1.2 million increase in salaries expense from growth in engineering personnel. The increase in research and development expenses from fiscal 1998 to fiscal 1999 was primarily due to a $1.3 million increase in salaries expense from growth in engineering personnel. To date, all software development costs have been expensed in the period incurred.

     Sales and Marketing. Sales and marketing expenses increased from $62,000 in fiscal 1997 to $1.1 million in fiscal 1998 and to $4.4 million in fiscal 1999. The increase in sales and marketing expenses from fiscal 1997 to fiscal 1998 was due primarily to a $539,000 increase in salaries expense from the growth in our sales and marketing organizations and a $137,000 increase from the expansion of our marketing programs, including increased marketing expenses for trade shows and travel. The increase in sales and marketing expenses from fiscal 1998 to fiscal 1999 was due primarily to a $2.0 million increase in salaries expense from the growth in our sales and marketing organizations, and a $633,000 increase from the expansion of our marketing programs, including increased marketing expenses for trade shows and travel.

     General and Administrative. General and administrative expenses increased from $77,000 in fiscal 1997 to $293,000 in fiscal 1998 and to $1.4 million in fiscal 1999. The increase in general and administrative expenses from fiscal 1997 to fiscal 1998 primarily resulted from a $106,000 increase in payroll expenses due to hiring additional administrative and support personnel. The increase in general and administrative expenses from fiscal 1998 to fiscal 1999 primarily resulted from a $503,000 increase in payroll expenses due to hiring additional administrative and support personnel.

  Interest and Other Income, Net

     Interest and other income, net consists primarily of interest earned on our cash, cash equivalents and short-term investments offset by interest expense incurred with respect to our line of credit obligation. Interest and other income, net increased from $87,000 in fiscal 1998 to $99,000 in fiscal 1999 and was immaterial in fiscal 1997. The increase in interest income and other income, net relates primarily to interest earned on proceeds from our equity financing in June 1998.

  Provision for Income Taxes

     No provision for federal or state income taxes has been recorded because we experienced net losses through fiscal 1999.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, selected data from our consolidated statements of operations. The data has been derived from our unaudited consolidated financial statements, and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the results of operations for these periods. This unaudited information should be read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. We have incurred losses in each quarter since inception and expect to continue to incur losses for the foreseeable future.

                                                                                    QUARTERS ENDED
                                                     ----------------------------------------------------------------------------
                                                     JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                       1998       1998        1998       1999       1999       1999        1999
                                                     --------   ---------   --------   --------   --------   ---------   --------
                                                                                    (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License..........................................  $   164     $   243    $   563    $   686    $   708     $ 2,125      2,348
  Services.........................................      219         108        683        778        493       1,309      2,157
                                                     -------     -------    -------    -------    -------     -------    -------
    Total revenues.................................      383         351      1,246      1,464      1,201       3,434      4,505
Cost of revenues:
  License..........................................       28          39         51         66         52          90        117
  Services.........................................       93         118        272        398      1,069       2,082      1,954
  Services -- related party........................       50          50         53        150        135          --         --
                                                     -------     -------    -------    -------    -------     -------    -------
    Total cost of revenues.........................      171         207        376        614      1,256       2,172      2,071
                                                     -------     -------    -------    -------    -------     -------    -------
    Gross profit (loss)............................      212         144        870        850        (55)      1,262      2,434
Operating expenses:
  Research and development.........................      594         827      1,077      1,395      1,479         761      1,892
  Sales and marketing..............................      781         776      1,126      1,747      1,885       2,978      4,408
  General and administrative.......................      212         293        356        528        498       1,229      1,197
                                                     -------     -------    -------    -------    -------     -------    -------
    Total operating expenses.......................    1,587       1,896      2,559      3,670      3,862       4,968      7,497
                                                     -------     -------    -------    -------    -------     -------    -------
Loss from operations...............................   (1,375)     (1,752)    (1,689)    (2,820)    (3,917)     (3,706)    (5,063)
Interest and other income (expense), net...........        3          60         31          5        (47)        145        221
                                                     -------     -------    -------    -------    -------     -------    -------
Net loss before taxes..............................   (1,372)     (1,692)    (1,658)    (2,815)    (3,964)     (3,561)    (4,842)
Provision for income taxes.........................       --          --         --         --         26          24         --
                                                     -------     -------    -------    -------    -------     -------    -------
Net loss...........................................   (1,372)     (1,692)    (1,658)    (2,815)    (3,990)     (3,585)    (4,842)
Deemed dividend related to Series E convertible
  preferred stock..................................       --          --         --         --         --          --        925
                                                     -------     -------    -------    -------    -------     -------    -------
Net loss applicable to common stockholders.........  $(1,372)    $(1,692)   $(1,658)   $(2,815)   $(3,990)    $(3,585)   $(5,767)
                                                     =======     =======    =======    =======    =======     =======    =======

AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  License..........................................       43%         69%        45%        47%        59%         62%        52%
  Services.........................................       57          31         55         53         41          38         48
                                                     -------     -------    -------    -------    -------     -------    -------
    Total revenues.................................      100         100        100        100        100         100        100
Cost of revenues:
  License..........................................        7          11          4          5          4           3          3
  Services.........................................       24          34         22         27         90          61         43
  Services -- related party........................       13          14          4         10         11          --         --
                                                     -------     -------    -------    -------    -------     -------    -------
    Total cost of revenues.........................       44          59         30         42        105          63         46
                                                     -------     -------    -------    -------    -------     -------    -------
    Gross profit (loss)............................       56          41         70         58         (5)         37         54
Operating expenses:
  Research and development.........................      155         236         86         95        123          22         42
  Sales and marketing..............................      204         221         90        120        157          87         98
  General and administrative.......................       55          83         29         36         41          36         26
                                                     -------     -------    -------    -------    -------     -------    -------
    Total operating expenses.......................      414         540        205        251        321         145        166
                                                     -------     -------    -------    -------    -------     -------    -------
Loss from operations...............................     (358)       (499)      (135)      (193)      (326)       (108)      (112)
Interest and other income (expense), net...........        1          17          2         --         (4)          4          5
                                                     -------     -------    -------    -------    -------     -------    -------
Net loss before taxes..............................     (357)       (482)      (133)      (193)      (330)       (104)      (107)
Provision for income taxes.........................       --          --         --         --          2           1         --
                                                     -------     -------    -------    -------    -------     -------    -------
Net loss...........................................     (357)       (482)      (133)      (193)      (332)       (105)      (107)
Deemed dividend related to Series E convertible
  preferred stock..................................       --          --         --         --         --          --        (21)
                                                     -------     -------    -------    -------    -------     -------    -------
Net loss applicable to common stockholders.........     (357)%      (482)%     (133)%     (193)%     (332)%      (105)%     (128)%
                                                     =======     =======    =======    =======    =======     =======    =======

     Total revenues declined significantly in the quarter ended June 30, 1999 due to the completion of a services contract with a single customer, and increased significantly in the quarter ended September 30, 1999 primarily as a result of the addition of two new customers. Revenues for the quarter ended December 31, 1999 increased by $1.1 million primarily due to the increase in the number of customers during the quarter, including two customers which, in the aggregate, comprised approximately 41% of total revenues for the quarter. We experience significant variability in license and services revenues from quarter to quarter due to our dependence on a limited number of customers, the large transaction size of contracts with these customers, the timing of customer acceptance and the timing of milestone achievement under contracts with recognition of revenues on a percentage-of-completion basis. Gross profit has also fluctuated as a result of increased investment in the development of our customer support and consulting organizations to support the increase in professional services provided to our customers. Cost of services revenues are affected by our allocation of overhead costs by department based upon headcount. As headcount in our professional services organization has increased as a percentage of overall headcount from fiscal 1999 through the third quarter of fiscal 2000, an increasing percentage of overhead costs were allocated to cost of services revenues, resulting in a corresponding reduction in the allocation of overhead costs to research and development, sales and marketing and general and administrative expenses in those quarters. We expect gross margin to continue to fluctuate as a result of continued variation in the mix of our revenues between high margin license revenues and lower margin services revenues.


     Our operating expenses have increased significantly from inception through the first nine months of fiscal 2000 as we have transitioned from a development stage to the commercialization of our services. Research and development expenses fluctuated from the end of fiscal 1999 through the first three quarters of fiscal 2000, with an increase in the quarter ended June 30, 1999 as a result of the payment of a $544,000 bonus to our Chief Technology Officer, offset by a reduction in the allocation of overhead costs. Sales and marketing expenses increased significantly during the second and third quarters of fiscal 2000 as a result of the additional hiring of sales and marketing personnel, including our Vice President of Sales, Americas and Vice President of Marketing, increased sales commissions resulting from higher revenues and increased advertising and promotion expenses, offset by a reduction in the allocation of overhead costs. General and administrative expenses increased significantly during the second and third quarters of fiscal 2000 as a result of an increase in payroll expenses due to hiring additional administrative and support personnel and an increase in legal and accounting services, offset by a reduction in the allocation of overhead costs.

     We plan to increase our operating expenses as we continue to increase sales and marketing operations, expand our professional services organization and continue to fund research and development. Consequently, our losses will increase in the future. Although we have experienced revenue growth in recent periods, we cannot be certain that such growth will continue at its current rate or at all. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, our losses will be significantly greater.

     During October and November 1999, we issued a total of 1,505,702 shares of Series E Preferred Stock to various investors, including 261,981 shares to related parties and a member of our board of directors, of which 5,250 shares were a result of exercise of warrants to purchase stock, 79,871 shares to our officers, 22,820 shares to unrelated parties and 1,141,030 shares to an investor who will work with us to port the current suite of ACE products to additional platforms. Gross proceeds from these issuances were $6,597,986. Excluding those related to warrant exercises, the shares were issued at $4.382 per share while the deemed fair value of our preferred stock at that date was approximately $7.70, 110% of the deemed fair value of our common stock on the date of the closing of Series E convertible Preferred Stock. We recorded approximately $5.0 million of charges related to cheap stock valuation in the third quarter of fiscal 2000. Of this amount, approximately $925,000 was accounted for as a dividend to stockholders, approximately $190,000 as sales and marketing compensation expense, and approximately $76,000 as general and administrative compensation expense. The remaining $3.8 million will be amortized over a two-year period in connection with a development agreement with one of our investors. Amortization of the development agreement in the amount of $472,000 was recorded in the nine months ended December 31, 1999, consistent with the level of our efforts in the area of research and development.

     In the past, our quarterly operating results have varied significantly, and we expect these fluctuations to continue. Future operating results may vary depending on a number of factors, many of which are outside of our control.

     In the short term, we expect our quarterly revenues to be significantly dependent on the sale of a small number of relatively large orders for our products and services. In addition, our products and services generally have a long sales cycle. As a result, our quarterly revenues may fluctuate significantly if we are unable to complete one or more substantial sales in any given quarter. In many cases, we recognize revenues from licenses and services on a percentage-of-completion basis. Deployment of our products requires a substantial commitment of resources by our customers or their consultants over an extended period of time. The time required to complete a deployment may vary from customer to customer and may be protracted due to unforeseen circumstances. Our ability to recognize these revenues thus may be delayed if we are unable to meet milestones on a timely basis. We intend to significantly increase our operating expenses for the foreseeable future. Because these expenses are relatively fixed in the near term, any shortfall in anticipated revenues could cause our quarterly operating results to fall below anticipated levels.

     We may also experience seasonality in revenues. For example, our quarterly results may fluctuate based upon our customers' calendar year budgeting cycles. These seasonal variations may lead to fluctuations in our quarterly revenues and operating results.

     Based upon the foregoing, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. In some future quarter, our operating results may be below the expectations of public market analysts and investors, which could cause volatility or a decline in the price of our common stock.

CONSOLIDATED BALANCE SHEET DATA

     Cash and cash equivalents were approximately $14.1 million at December 31, 1999 compared to none at March 31, 1999. This was primarily due to the issuance of Series E Preferred Stock in July, August, and October of 1999 offset by cash used in operations and investing. Receivables increased from approximately $1.6 million at March 31, 1999 to approximately $3.5 million at December 31, 1999 as a direct result of increased revenues from the addition of 22 new customers during the nine months. Other long term assets increased approximately $1.3 million primarily due to the capitalization of approximately $700,000 of offering costs and deposits of approximately $500,000 for our San Jose facilities. We also incurred $3.4 million in fixed asset purchases during the nine months ended December 31, 1999 to support the increased headcount and the addition of our new facilities in San Jose and India.

     Accrued payroll and related liabilities increased by approximately $700,000 during the nine months ended December 31, 1999 due to the increased headcount for all departments. Other accrued liabilities increased approximately $1.7 million primarily due to approximately $500,000 in accrued legal and accounting fees associated with the offering in addition to accrued expenses related to our new facility. Deferred revenues were approximately $4.3 million at December 31, 1999 compared to approximately $1.3 million at March 31, 1999. This increase was primarily due to increased revenues and the addition of 22 new customers during the nine months.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations since inception primarily through the private placement of our equity securities and convertible notes through which we have raised net proceeds of approximately $37.1 million as of December 31, 1999. At December 31, 1999, our principal sources of liquidity included approximately $14.1 million of cash and cash equivalents.

     Cash used in operations was $6.6 million in fiscal 1999 primarily as a result of our net losses and increases in accounts receivable corresponding to increased revenues, which were partially offset by an increase of $902,000 in deferred revenues, an increase of $484,000 in accounts payable and, to a lesser degree, increases in accrued liabilities and accrued payroll and related liabilities. Cash used in operations for the nine months ended December 31, 1999 was $8.2 million primarily as a result of our net loss and increases in accounts receivable corresponding to increased revenues, increases in other assets related to costs of our initial public offering, partially offset by a $3.0 million increase in deferred revenues, a $1.7 million increase in accrued liabilities and a $699,000 increase in accrued payroll and related liabilities.

     Cash used in investing activities was $731,000 in fiscal 1999 primarily as a result of investments in computer equipment and computer software to support increased headcount. Cash used in investing activities for the nine months ended December 31, 1999 was $3.5 million primarily as a result of investments in computer equipment and computer software to support our increased headcount.

     Net cash provided by financing activities was $7.1 million in fiscal 1999 and $25.8 million for the nine months ended December 31, 1999. Net cash from financing activities resulted primarily from the sale of preferred stock and common stock. For the nine months ended December 31, 1999, cash provided by financing was also due to the issuance of $1.0 million of convertible notes, partially offset by common stock repurchases totaling $456,000.

     We expect to experience significant growth in our operating expenses for the foreseeable future in order to execute our business plan. As a result, we anticipate that operating expenses and planned capital expenditures will constitute a material use of our cash resources. Our capital requirements depend on numerous factors, including developing, marketing, selling and supporting our products, the timing and extent of establishing international operations, and other factors. We expect to devote substantial resources to hire additional research and development personnel to support the development of new products and new versions of existing products. Sales and marketing expenses are expected to substantially increase as we hire additional sales and marketing personnel, increase spending on advertising and marketing programs and establish sales offices in additional domestic and international locations. General and administrative expenses are expected to substantially increase as we assume the responsibilities of a public company and as we hire additional general and administrative personnel.

     We currently anticipate that the net proceeds from this offering, together with our current cash, cash equivalent and short-term investments, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If adequate funds are not available on acceptable terms, our business and operating results could be harmed.

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, and accounts receivable. The Company places its short-term investments in high-credit quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. As of December 31, 1999 all money market funds are invested in the Monarch Funds Cash Fund.

YEAR 2000 COMPLIANCE

  Background of Year 2000 Issues

     The "year 2000 issue" refers generally to the problems that some software may have in determining the correct date as a result of the millennium change. We define "Year 2000 Ready" to mean that testing has revealed that the electronic components at issue will recognize and properly perform date sensitive functions into and beyond the year 2000. Software with date sensitive information that is not Year 2000 Ready may not be able to distinguish whether "00" means 1900 or 2000, which may result in system failures or the creation of erroneous results. We are subject to potential year 2000 issues affecting our products, our internal systems and the systems of our suppliers and customers, any of which could harm our business.

  State of Readiness

     Our ACE products are coded Year 2000 Ready and are designed to be Year 2000 Ready upon implementation provided they are configured and used in accordance with our specifications, and provided that the underlying operating systems and any other software used with the product are also Year 2000 Ready. Substantial testing of the ACE suite of products to date has confirmed that there are no year 2000 issues of which we are currently aware.

     However, we have not tested independently installed third-party software that may be integrated within our customers' systems. Such integrated software could be susceptible to year 2000 issues and the failure of our customers' systems to be Year 2000 Ready could impede the success of our applications in their systems. Accordingly, any year 2000 issues inherent within our software or within systems which contain our software could result in harm to our business by way of delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service or warranty costs, any of which could harm our business. To date, we have not encountered any material year 2000 issues with respect to our ACE suite of products.

  Risks Related to Year 2000 Issues

     A significant majority of our license agreements with our customers represent and warrant that our product is Year 2000 Ready. If our products are not Year 2000 Ready, we could incur unanticipated expenses to remedy any problems, which could significantly harm our business and operating results. To date we have not experienced any Year 2000 issues with regards to our products.

     Our current or future customers may incur significant expenses to achieve year 2000 readiness. If our customers are not Year 2000 Ready, they may experience material costs to remedy problems, they may face litigation costs and they may delay purchases or implementation of our products. Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. Also, customers may look to us to remediate any year 2000 issues associated with their systems. As a result, our business, financial condition and results of operations could be seriously harmed.

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

     We have also completed an assessment of our internal systems, including software and hardware technology utilized by us, as well as third-party vendors related to our facilities or otherwise related to our business. We have inventoried our internal software and hardware systems, as well as products and services provided by vendors. These systems include those related to product delivery, customer service, internal and external communications, accounting and payroll. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from such vendors that their systems are Year 2000 Ready. We are not currently aware of any unresolved material operational issues or costs associated with preparing our internal systems for the year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors, defects in the technology used in our internal systems or by outside occurrences beyond our control.

     We have not adopted a formal contingency plan designed to address Year 2000 issues that may result if our products, our internal systems, or the systems of our suppliers or customers are not Year 2000 Ready.

     We have funded our year 2000 remediation efforts from available cash and have incurred approximately $54,000 in expenses for such efforts. We currently estimate that we will not incur any substantial expenses for additional year 2000 remediation efforts. Significant uncertainty exists concerning the potential costs and effects associated with year 2000 compliance. Any year 2000 compliance problem experienced by us or our customers could decrease demand for our products that could seriously harm our business and operating results. However, we may experience unanticipated problems and material costs with unknown year 2000 issues that could harm our business.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. We expect that the adoption of SOP No. 98-1 will not have a material impact on our financial position, results of operations or cash flows. We have implemented SOP No. 98-1 in the current fiscal year.

     In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We expect that the adoption of SOP No. 98-5 will not have a material impact on our financial position, results of operations or cash flows. We have implemented SOP No. 98-5 in the current fiscal year.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SFAS No. 133 for the year ending March 31, 2002.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We develop products in the United States and India and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales are currently priced in U.S. dollars and are translated to local currency amounts, a strengthening of the dollar could make our products less competitive in foreign markets. Interest income is sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in short-term instruments calculated at variable rates. Based on the short-term nature and current levels of our investments, we have concluded that there is no current material market risk exposure.

                                    BUSINESS

OVERVIEW

     Selectica is a leading provider of Internet selling system software and services that enable companies to efficiently sell complex products and services over intranets, extranets and the Internet. Using our Internet selling system software, businesses can guide their customers, partners and employees through the selection, configuration, pricing, quotation and fulfillment processes. Our Internet selling system solution allows companies to use the Internet platform to deploy a selling application to many points of contact, including personal computers, in-store kiosks and mobile devices, while offering customers, partners and employees an interface customized to their specific needs. Our product architecture has been designed specifically for the Internet, providing our solution with scalability, reliability and flexibility. Additionally, our Internet selling system solution has been developed with an open architecture that leverages data in existing applications, such as enterprise resource planning, or ERP, systems, providing an easy-to-install application designed to reduce deployment time. Our current customers include 3Com, Allied Signal, Aspect Communications, BMW, Centigram, Cisco, expenseVision, Fireman's Fund, Fujitsu, Hewlett-Packard, LoanMarket, Redback Networks, RTS Software, Samsung, Sun Microsystems and Watlow.

INDUSTRY BACKGROUND

  Evolution of Electronic Commerce

     The Internet is transforming the business environment by increasing competition and enabling the development of new business models. People, businesses and other organizations are using the Internet as a platform to communicate, collaborate, access information and conduct business with greater speed and efficiency. As a result, business-to-business, business-to-consumer and business-to-employee interactions are being fundamentally altered. In order to remain competitive, companies must find innovative ways to sell, increase efficiencies in the sales cycle and deliver greater customer satisfaction. Forrester Research estimates that the combined value of business-to-consumer and business-to-business transactions conducted via the Internet will grow to over $1.4 trillion by 2003. A growing number of companies are seeking to leverage the Internet to market and sell their products and services. To date, many electronic commerce transactions have been simple purchases of products such as books, compact discs, stocks and toys. We believe, however, that the growth in electronic commerce will be driven by the ability of companies to complete complex transactions such as business-to-business electronic commerce and the sale of consumer products and services involving multiple features, options or involving custom pricing or service options.

  Complexity in Electronic Commerce

     Complexity in the selling process manifests itself in many ways. One type is product complexity, where the product has many possible features, with factors interacting with one another and with other factors to influence the performance or manufacturability of that item. Examples of complex products include networking and telecommunications equipment, automobiles and computers. A second type of complexity is needs complexity, in which the product or service itself may be relatively simple, such as an insurance policy or a printer, but the factors that go into evaluating a specific customer's needs and pairing those needs with the optimal product or service may be complex. A third type of complexity comes from flexible or customized pricing and discounting schemes, including those based on the features of the product.

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

     The completion of a complex sales transaction depends on a seller's ability to identify and satisfy a buyer's needs. In traditional sales, companies rely on trained salespeople to interact with customers to address customer needs, explain product features and ultimately consummate the sale. To date, many electronic commerce web sites have been static collections of non-interactive content, and have limited ability to assist and guide a customer through a purchase decision. Using the Internet to complete complex sales transactions, however, requires businesses to implement a sophisticated system that performs the traditional role of the salesperson throughout the sales lifecycle of the products and services. We believe that such a system must also be able to take advantage of the emergence of the Internet as an application platform.

  The Internet as an Emerging Platform for Business Applications

     In parallel with the growth of electronic commerce, the Internet is becoming a technology platform for business application deployment. Traditionally, companies seeking to improve their operations have implemented applications such as ERP, customer relationship management, or CRM, or sales force automation, or SFA, software based on client-server architectures that require a significant part of the application to be loaded on every user's computer. With the emergence of the Internet platform, companies are able to more broadly and cost effectively deploy business applications to customers, partners and employees and make the most current application and information immediately available on Internet-enabled devices. We believe that a selling application based on the Internet platform offers significant advantages over one based on traditional client-server architectures, such as the ability to be deployed on a broad range of browser-enabled devices and easy integration with other Internet-based applications and legacy systems, including those running on relational database management systems, or RDBMS.

  Limitations of Existing Solutions

     Until recently, businesses have generally attempted to address the challenges of complexity in the selling process by building in-house solutions. These solutions often require significant up-front development costs and lengthy deployment periods. Furthermore, due to the rapid pace of change in products and business processes, companies often find it difficult and expensive to maintain these systems and integrate new functionality and technologies. As a result, businesses are seeking to implement third-party packaged applications.

     Current commercially available software designed to help companies address the challenges of complexity in the selling process may have one or more of the following limitations:

     - have not been engineered for the Internet platform and as such are not easily deployed across a broad range of Internet-enabled devices;

     - require significant custom programming;

     - provide a limited interactive experience; or

     - employ application architectures that limit their scalability and reliability.

     We believe that there is a significant opportunity for an Internet selling system that leverages the Internet platform to enable companies to efficiently sell complex products and services using a broad range of Internet-enabled devices.

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

THE SELECTICA SOLUTION

     Our ACE suite of products is a comprehensive Internet selling system solution that enables businesses to easily develop and rapidly deploy an Internet sales channel that interactively assists their customers, partners and employees through the selection, configuration, pricing, quoting and fulfillment processes. Our Internet selling system solution allows companies to use the Internet platform to deploy a selling application to many points of contact including personal computers, in-store kiosks and mobile devices while offering customers, partners and employees an interface customized to meet their specific needs. ACE is built using Java technology and utilizes a multi-threaded architecture, which is an application server design that manages a server to reduce the amount of memory used to support new users as they make connections to the server, to rapidly deploy, without custom programming, a cost-effective, robust and highly scalable, Internet-enhanced sales channel.

     Some of the major benefits of Selectica's Internet selling system solution are described below:

     Provides Comprehensive Solution. ACE provides all of the functionality for Internet selling in a single comprehensive solution. Our Internet selling system solution has been developed with an open architecture that leverages data in existing enterprise applications, such as ERP systems, providing an easy-to-install application that is designed to reduce deployment time.

     Opportunity for Increased Sales. We enable sellers of complex products and services to reach and sell to additional customers by enabling them to use the Internet as an effective sales channel. Our Internet selling system solution is designed for the Internet platform, providing increased scalability and allowing companies to sell over a broad range of Internet-enabled devices, including devices with limited processing power, such as mobile devices.

     Shorten Sales Cycle. Generally, in a traditional sales environment for complex products and services, prospective buyers repeatedly interact with a seller's sales force to determine an appropriate configuration and pricing. Selectica's ACE software is designed to enable companies to reduce the time required to convert interested prospects into customers in several ways, including:

     - providing comprehensive product information to the customer or sales person at the point of sale without requiring interaction with product experts; and

     - automating the pricing and configuration of complex products and services, thereby providing customers with accurate information in real-time.

     Improves Efficiency of the Indirect Sales Channel. Using our Internet selling system solution, companies can enable their channel partners, such as distributors and resellers to access their selling tools and product information. This allows distributors and resellers to effectively sell complex products and services with less support from the company. It also improves order accuracy, which ultimately leads to greater efficiency and increased customer satisfaction.

     Opportunity for Greater Revenue per Customer. Sellers can use our Internet selling system solution to perform real-time analysis and optimization to identify cross-selling and up-selling opportunities, thereby increasing average order size. For example, a prospective buyer of a computer may be prompted by ACE to consider additional features such as increased memory or complementary products such as a printer, based on specific selections made. In addition, by enabling companies to build an easy-to-use selling channel that is always available to their customers, ACE allows companies to capture a greater percentage of their customers' business.

     Allows Selling Process to Support Key Business Goals. ACE enables companies to ensure that all orders conform to specific criteria. For example, if a company had a minimum gross margin requirement for a given product, ACE could ensure that the features and options chosen will result in a product that meets the company's margin objectives. ACE also improves inventory management. For example, ACE can automatically promote the sale of a product for which there is excess inventory.

     Enhances Customer Relations. ACE enables a seller of complex products and services to present each customer with different options based upon the customer's specified needs. This customization of the selling process actively engages the customer in the decision making process. ACE also ensures that customers arrive at a product configuration that meets the business and manufacturing guidelines of the company. We believe that ACE's functionality enhances customer loyalty and satisfaction, ultimately resulting in increased sales.

     Rapid Deployment and Reduced Costs of Ownership. An effective Internet selling system requires the user to build a knowledge base that captures its product configurations and selling rules. ACE allows users to build, tailor and maintain their knowledge base without custom programming. This enables users to rapidly deploy our Internet selling system solution. It also reduces the need for expensive technical specialists and programmers to maintain and enhance their businesses' Internet selling systems.

STRATEGY

     Our objective is to become the leading platform for Internet selling systems. Key components of our strategy include:

     Maintain Technology Leadership. We have developed ACE to be a comprehensive Internet selling system that meets the needs of companies looking to efficiently sell complex products and services. Our product architecture has been specifically designed for the Internet, providing our solution with scalability, reliability and flexibility. We intend to continue to invest heavily in research and development to introduce new functionality and develop innovative products that enable our customers to increase their selling efficiency.

     Pursue Vertical Market Strategy. To date, we have targeted the computer, networking systems, automotive and communication services industries. By offering a high-performance and feature-rich Internet selling system solution to meet complex and evolving needs, we have established reference accounts with high-profile, market leaders including 3Com, BMW AG, BMW of North America, Fujitsu PC, Fujitsu Networking Communications and Hewlett-Packard. We intend to expand our position in these markets and leverage this position to target other markets with complex products and services such as financial services and manufacturing. In addition, we intend to leverage our experience in specific industries to develop solutions that incorporate the business processes and product knowledge used in those industries.

     Continue to Build Relationships with Technology Providers. We believe that establishing relationships with key technology providers is essential in providing a comprehensive business solution for our customers. We intend to focus on enhancing our Internet selling system functionality while partnering with other leading technology providers to offer enhanced infrastructure and complementary applications such as one-to-one marketing, supply chain management, SFA or CRM.

     Leverage and Expand Strategic Relationships. Our strategy is to complement our direct sales force and professional service organization with strategic partnerships with leading systems integrators and application service providers, or ASPs. We believe that these partnerships will enable us to expand our market reach, extend into new vertical markets and increase access to senior decision-makers. These firms influence a customer's technology selection and their recommendation represents a significant endorsement of our products. In addition, our relationships with systems integrators and ASPs provide additional implementation and integration resources.

     Expand Internationally. As Internet adoption accelerates overseas, we believe that international market demand for Internet selling system software and services will increase. We plan to devote significant resources to grow our sales and marketing efforts in order to penetrate international markets. We intend to continue to target businesses characterized by high sales volumes and countries characterized by high growth in demand for Internet selling system products and services.

SELECTICA PRODUCTS

     The following table provides a list of our products and a brief description of the features and benefits to our customers.

------------------------------------------------------------------------------------------------------
PRODUCT                   FEATURES                               BENEFITS
------------------------------------------------------------------------------------------------------
 ACE Enterprise Server    Electronic commerce configuration      Enables customized, one-to-one
                          engine                                 selling on the Internet

                          Highly scalable Internet-architecture  Can scale to support millions of simultaneous users by simply
                                                                 installing more servers

                          Java-based                             Platform independence

                          Supports open standard integration     Seamlessly integrates with other
                          interfaces                             Internet based applications and
                                                                 legacy systems

                          Dynamic information update             Can update product information
                                                                 without stopping selling process

                          Easy-to-use, dynamically generated,    Maximizes sales for productivity by
                          customized interface                   reducing sales training time

                          Supports devices with limited          Can be deployed on a broad range of
                          processing power                       devices

                          HTML-based client                      Runs on any device with a standard
                                                                 Internet browser
------------------------------------------------------------------------------------------------------
 ACE Mobile               Includes the features of ACE
                          Enterprise with the following
                          additional features:

                          Complete stand-alone selling system    Enables mobile users to access our
                          that runs on laptop computers          customers' Internet selling systems
                                                                 with the same user interface as a
                                                                 connected system

                          Automatically synchronizes knowledge   Ensures accurate product and pricing
                          bases and quotes                       information and orders
------------------------------------------------------------------------------------------------------
 ACE Enterprise Manager   Administers multiple ACE Enterprise    Add and remove ACE Enterprise Servers
                          Servers and ACE Mobile                 without stopping the selling process

                          Dynamically scales the load            Optimizes available CPU, or central
                          distribution as more servers are       processing unit, resources
                          added
------------------------------------------------------------------------------------------------------
 ACE Quoter               Central server and storage facility    Enables users to generate, save and
                          for customer orders, configurations    revise quotes online
                          and pricing information

                          Provides easy access from remote       Eliminates errors in quotes and
                          devices to quote archives              orders
------------------------------------------------------------------------------------------------------
 ACE Studio               Model, test and debug using a single   Simplifies development process
                          tool

                          Graphical knowledge base and user      Enables application deployment and
                          interface development tools            maintenance by non-technical
                                                                 personnel
------------------------------------------------------------------------------------------------------
 ACE Repository           Database that stores knowledge base    Provides an audit trail for the
                          in readable, queryable format          maintenance of large knowledge bases
------------------------------------------------------------------------------------------------------
 ACE Connector            Provides access to other enterprise    Enables easy integration and reduces
                          applications                           costs and deployment time
------------------------------------------------------------------------------------------------------

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

                                      LOGO

                      [Selectica Prospectus Product Diagram]

   Surrounding the entire graphics is a large box. To the left of the box is a rectangle. Above the rectangle is the text: "Users." The rectangle is divided into two parts. In the top of the rectangle is a lap-top computer. Below the lap-top is the text "Remote Sales Force."

   In the lower portion of the rectangle are a computer, a kiosk, a mobile phone and a personal digital assistant. Beneath these items is the text: "Customers," "Partners" and "Internal users."

   To the right of the rectangle is a cloud. A two-headed arrow runs from the cloud to the picture of the multiple devices inside the first rectangle. Inside the cloud is the following text: "Intranet," "Extranet" and "Internet."

   To the right of the cloud is a rectangle. A two-headed arrow runs from the cloud to this rectangle. Inside the rectangle is the following text: "Web Server."

   To the right of the second rectangle is a large box. Inside the box are a set of rectangles. Inside the first rectangle is the following text: "ACE Enterprise Manager." A two-headed arrow runs from this rectangle to the prior rectangle. The next rectangle to the right is divided into two parts. The top portion contains the following text "ACE Mobile." A two-headed arrow runs from this portion of the rectangle to the lap-top computer on the first rectangle.

   The lower portion of this rectangle contains the following text: "ACE Enterprise Server."

   The next rectangle to the right is divided into two sections. The top section contains the following text: "ACE Repository." The bottom section contains the following text: "ACE Quoter."

   The final rectangle in the large box is a rectangle that contains the following text: "ACE Connectors." A two headed arrow runs from this rectangle to a vertical line. The vertical line connects to four rectangles by four short lines.

   Above the four rectangles is the following text: "Legacy Systems." The first rectangle contains the following text: "Order Entry." The next rectangle contains the following text "RDBMS." The next rectangle contains the following text: "ERP." The bottom rectangle contains the following text: "CRM/SFA."]

SELECTICA SERVICES

  Professional Services

     We maintain a highly qualified and experienced professional services organization to deliver quality Internet selling system solutions. Our professional services organization offers a broad range of services through its consulting, customer education and technical support groups. These services include product education, presales prototype development, training seminars, product installation, application development, customizations, integration and a full range of education and technical support. This organization is also responsible for training our partners to provide professional services and technical support to our customers. The professional services organization consisted of 107 people as of December 31, 1999, 31 of which are based in San Jose, California and 76 of which are based in Pune, India. Because significant portions of Internet selling system implementations can be performed away from the customer's site, we have the flexibility of being able to provide services from either our U.S. or India-based operations.

  Customer Support

     In addition to professional services, we offer various levels of product maintenance to our customers. Maintenance services are typically subject to an annual, renewable contract and are typically priced as a percentage of product license fees. Customers under maintenance contracts receive technical product support and product upgrades as they are released throughout the life of the maintenance contracts. We also provide Select Onsite, which consists of specialized services provided at our customers' locations.

CUSTOMERS

     Our customer base consists of a diverse group of companies operating in a wide range of industries that are adopting electronic business strategies to sell their complex products and services. Our current customers include:

3Com                       Centigram           Fujitsu               RTS Software
Allied Signal              Cisco               Hewlett-Packard       Samsung
Aspect Communications      expenseVision       LoanMarket            Sun Microsystems
BMW                        Fireman's Fund      Redback Networks      Watlow

CASE STUDIES

     The following case studies provide insights into how certain businesses are benefiting from our Internet selling system solution:

     Aspect Communications. Aspect Communications is a worldwide vendor of CRM solutions. As part of a business restructuring, Aspect changed their strategic direction from selling individual products to providing comprehensive CRM solutions. This required that Aspect's sales people and distributors learn a new selling process. Providing a comprehensive solution required Aspect's sales people to configure a complete package of products and services based on each customer's needs. Selectica provided Aspect with an Internet selling system that prompts sales people with an automated set of questions to determine the customers need and then recommend a comprehensive CRM solution based upon customer responses. With ACE, Aspect's configuration, quotation and order processing is standardized, simple and streamlined. In addition, the new selling system ensures greater accuracy and faster quote generation.

     BMW. One of the world's most respected auto manufacturers for high quality and brand loyalty is utilizing Selectica's Internet selling system for their vehicle configurator to remain a leader in the rapidly changing marketing and sales conditions of the Web. BMW of North America and BMW AG each created their own web sites to compete with the proliferation of third party Internet auto portals. By using Selectica's Internet selling system, BMW of North America and BMW AG each provide customers with the full range of features, options and financing alternatives to configure and price their vehicles, thereby enabling customers to custom design vehicles. Using this vehicle configurator, BMW analyzes configurations that have been saved by users for marketing trends and product development direction. Through the implementation of Selectica's technology, BMW hopes customer satisfaction is increased and dealers experience faster sales cycles.

     3Com Corporation. The 3Com Corporation, a $5.8 billion networking equipment manufacturer, has a corporate-wide e-Business strategy that mandates that a certain percentage of its total sales revenues come from its web site. Selectica's Internet selling system helps 3Com's customers buy products and services via the Internet by providing them with accurate product information and automated assistance. Our solution automates needs analysis, pricing, quoting and configuration and also helps users select modems, network interface cards, notebook PC cards, multi-service access platforms and switches. Previously, orders for products were either phoned in or faxed into 3Com by direct sales, distributors and retailers, requiring a manual process. Selectica technology has increased sales volumes by providing 24 hours a day, seven days a week availability to 3Com's customers, simplifying the complexity of product decisions, guaranteeing accuracy, and ease of buying processes for customers, as well as reduced sales cost.

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

TECHNOLOGY

     We have developed a unique architecture for developing a personalized, intuitive, interactive and scalable Internet selling system solution that includes selection, configuration, pricing, quoting and fulfillment processes. The four key technological advantages of our Internet selling system solution include:

     - a declarative constraint engine;

     - an integrated modeling environment;

     - a multi-threaded server; and

     - a scalable, thin-client architecture.

  Declarative constraint engine

     Most existing configurators are custom programs that were written specifically for the product or family of products being configured. This means both the configuration logic and the data describing product attributes are combined in a single computer program that necessitates significant reprogramming to reflect simple product changes. In contrast, our Internet selling system solution utilizes a constraint-based engine that is completely separate from the data describing the product attributes. This means that a business can easily create and modify the knowledge base to reflect product changes utilizing our integrated modeling environment thereby eliminating the need for expensive programming teams.

     Our engine, written in Java, is easily deployed on various operating platforms. The use of Java allows us to support a range of deployment environments including Java applications in a notebook computer and ACE Enterprise server generated browser-readable pages, with the same engine and the same knowledge base.

  Integrated modeling environment

     We have developed an integrated modeling environment that allows our customers to easily create a sophisticated Internet selling system solution without any programming. Our Internet selling system solution utilizes drag and drop tools that enable sales and marketing personnel, rather than expensive programmers, to maintain and enhance their businesses' Internet selling systems. Using these drag and drop tools, businesses can:

     - easily create and update knowledge bases containing product attributes;

     - create HTML-based graphical user interface, or GUI, applications;

     - test the application interactively as the application is being built and conduct batch order checks;

     - verify the semantics of the knowledge base and identify some semantic errors; and

     - create flex models from individual models.

  Multi-threaded server

     We have a unique highly scalable server architecture for deploying our customers' applications. The n-tier architecture, an architecture that enables multiple servers to run at the same time, allows us to support a range of configurations from a single ACE Enterprise Server, to several ACE

Enterprise Servers managed via a single ACE Enterprise Manager running on an HTTP server or another server. An ACE Enterprise Manager can manage a single server running ACE Enterprise Server or multiple, possibly overlapping servers all running ACE Enterprise Servers. Our multi-threaded technologies enhance the performance for each buyer session because each session state is preserved as the buyer makes subsequent selections. Furthermore, our ACE Enterprise Server supports a large number of concurrent user sessions because the engine uses a very small amount of memory for each incremental user session.

  Scalable thin-client architecture

     Our software, employing a thin-client architecture, supports an Internet computing model, enabling users to access an ISS with only an industry-standard browser on a broad range of Internet-enabled devices. Our ACE Enterprise Servers use our engine to process the user request from an HTML session, using the knowledge base and legacy data as needed, to enforce rules, eliminate incorrect choices and make calculations and then suggest choices by generating the next HTML screen dynamically. Our servers can also be accessed by custom applications using our thin-client application programming interfaces. Our ACE Enterprise Server can communicate with our ACE Quoter or one or more database servers from other vendors, and other enterprise resources, including legacy resources using ACE Connectors.

SALES AND MARKETING

     Our sales and marketing objective is to achieve broad market penetration through targeted sales and increased brand name recognition. As of December 31, 1999, our sales and marketing team consisted of 66 persons, with sales and field support personnel in Atlanta, Chicago, Dallas, New York, San Jose, Seattle, Canada, England and Germany and 23 marketing personnel located in San Jose.

     We sell our ACE products primarily through a direct sales force supported by telesales, system engineering and integration support. We believe that the integration of these support networks assists in both the establishment and enhancement of customer relationships. We have developed programs to attract and retain high quality, motivated sales representatives that have the necessary technical skills and consultative sales experience.

     Our marketing department is engaged in a wide variety of activities, such as awareness and lead generation programs and product management. These activities include public relations, speaking programs, seminars, direct mail, trade shows and advertising.

STRATEGIC RELATIONSHIPS

     Our business development group focuses on developing strategic relationships with vendors who will help us rapidly penetrate key markets with our comprehensive Internet selling system solution. We have developed strong working relationships with system integrators, such as Andersen Consulting, Arthur Andersen, EDS, KPMG and PricewaterhouseCoopers, with independent software vendors such as BroadVision, InterWorld, Netscape/AOL and Tibco, and with application service providers such as Asera and Corio.

STRATEGIC INVESTORS

     One of our investors is the Intel 64 Fund. The Intel 64 Fund is a quarter billion dollar equity fund that invests in emerging technologies for next-generation servers and workstations utilizing Intel's IA-64 architecture. The Fund is coordinated by Intel and Compaq, Dell, HP, Intel, NEC, and

SGI as co-investors. The Fund's other investors, managed by Morgan Stanley Dean Witter, include Bank of America, The Boeing Company, Circuit City, Enron, Ford Motor Company, General Electric, McKessonHBOC, Morgan Stanley Dean Witter, Reuters, Sabre, SmithKline Beecham, Sumitomo Corp., SunAmerica and Telmex. In October 1999, the Intel 64 Fund purchased shares of our preferred stock as part of a private sale of our securities.


     In October 1999 we entered into a license and one-year maintenance agreement with a customer. In connection with this agreement, we issued a warrant to purchase 800,000 shares of our common stock. The fair value of the warrant is approximately $12.0 million. The value of the warrant, less the warrant purchase price of $800,000, is greater than the revenues under the related license and service agreement, and accordingly, we will record a loss of approximately $8.3 million in the fourth quarter of fiscal 2000.


     In September 1999 we entered into a development agreement with an investor. At the same time we issued shares of convertible preferred stock to this investor for less than the deemed fair value. The excess of fair value over purchase prices of these shares of $3.8 million will be expensed over the life of the development agreement, approximately 2 years. As well, in connection with this agreement we issued warrants to purchase 57,000 shares of our common stock. The fair value of these warrants of $381,000 will also be expensed over the life of the agreement.

RESEARCH AND DEVELOPMENT

     To date we have invested substantial resources in research and development. At December 31, 1999, we had approximately 62 full-time engineers and technical writing specialists that primarily work on product development, documentation, quality assurance and testing.

     We expect that most of our new products and enhancements to existing products will be developed internally. However, we will evaluate on an ongoing basis externally developed technologies for integration into our suite of products. Enhancements to our existing products are released periodically to add new features, improve functionality and incorporate feedback and suggestions from our current customer base. These updates are usually provided as part of separate maintenance agreement sold with the product license.

COMPETITION

     Although we are a leading provider of Internet selling system software and services, the market for software products that enable electronic commerce is intensely competitive, and we expect competition in the Internet selling system software and services market to increase substantially. We encounter competition from a number of different sources, including in-house and customized Internet-development companies, companies focused on Internet selling systems and other enterprise software companies. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share. Our principal competitors include Calico Commerce, FirePond and Trilogy Software. BAAN, Oracle Corporation, SAP and Siebel Systems offer integrated solutions for electronic commerce incorporating some of the functionality of an Internet selling system and may intensify their efforts in our market. In addition, other enterprise software companies may offer competitive products in the future.

     Competitors vary in size and in the scope and breadth of the products and services offered. Although we believe we have advantages over our competitors including the comprehensiveness of our solution, our use of Java technology and our multi-threaded architecture, many of our competitors and potential competitors have a number of significant advantages over us, including:

     - a longer operating history;

     - a preferred vendor status with our customers;

     - more extensive name recognition and marketing power; and

     - significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

     Our competitors may also bundle their products in a manner that may discourage users from purchasing our products. Current and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share. Competitive pressures may require us to reduce the prices of our products and services. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively.

PROPRIETARY RIGHTS

     We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We currently have three pending U.S. patent applications. In addition, we have three trademarks and have applied to register two of them in the United States. Our trademark and patent applications might not result in the issuance of any trademarks or patents. If any patent or trademark is issued, it might be invalidated or circumvented or otherwise fail to provide us any meaningful protection. We seek to protect the source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed license agreements, which impose certain restrictions on the licensee's ability to utilize the software. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Our failure to adequately protect our intellectual property could have a material adverse effect on our business and operating results.

     Our success and ability to compete are dependent on our ability to operate without infringing upon the proprietary rights of others. Any intellectual property litigation could result in substantial costs and diversion of resources and could significantly harm our business and operating results. In the past, we received correspondence from two patent holders recommending that we license their respective patents. After review of these patents, we informed these patent holders that in our opinion, it would not be necessary to license these patents. However, we may be required to license either or both patents or incur legal fees to defend our position that such licenses are not necessary. We may not be able to obtain a license to use either patent on commercially reasonable terms, or at all. In January 2000 we received correspondence from Celestica, Inc. alleging that our use of the mark SELECTICA infringes upon their registered mark of CELESTICA. We are currently evaluating the validity of their claim. We may be required to incur legal fees and enter into litigation with respect to defending our mark.

     Any threat of intellectual property litigation could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant intellectual property, which license may not be available on reasonable terms;

     - redesign those products or services that incorporate such intellectual property; or

     - pay money damages to the holder of the infringed intellectual property right.

     In the event of a successful claim of infringement against us and our failure or inability to license the infringed intellectual property on reasonable terms or license a substitute intellectual property or redesign our product to avoid infringement, our business and operating results would be significantly harmed. If we are forced to abandon use of our trademark, we may be forced to change our name and incur substantial expenses to build a new brand, which would significantly harm our business and operating results.

EMPLOYEES

     At December 31, 1999, we had a total of 269 employees, 101 of whom were based in India. Of the total, 169 were in engineering, consulting and research and development, 66 were engaged in sales, marketing and business development and 34 were in administration and finance. None of our employees is represented by a labor union and we consider our relations with our employees to be good.

FACILITIES

     Our principal administrative, sales, marketing and research and development facility occupies approximately 80,000 square feet of office space at 3 West Plumeria Drive, San Jose, California 95134. The lease extends through November 2009. We believe the office space in the new facility will be adequate to meet our needs for the next 12 months. We also have regional offices in Chicago, Dallas, New York, Reading, England, Dusseldorf, Germany, and Pune, India.

                                   MANAGEMENT

     Our executive officers and directors and their ages and positions as of January 31, 2000 are as follows:

                  NAME                    AGE                      POSITION
                  ----                    ---                      --------
Rajen Jaswa.............................  47    Chairman of the Board, Chief Executive Officer
                                                  and President
Dr. Sanjay Mittal.......................  47    Vice Chairman of the Board, Chief Technical
                                                  Officer and Vice President of Engineering
Dr. S.S. Sundarajan.....................  49    Vice President of Indian Operations
Daniel A. Carmel........................  38    Vice President of Marketing
Stephen Bennion.........................  53    Chief Financial Officer, Vice President of
                                                  Finance and Secretary
Ashish Mathur...........................  42    Vice President of Worldwide Professional
                                                  Services
Charles Pendell.........................  45    Vice President of Sales, Americas
Mario Cavalli...........................  48    Vice President of International Sales
Betsy Atkins(1).........................  44    Director
John Fisher(1)(2).......................  41    Director
Michael Lyons(2)........................  57    Director
Robin Richards Donohoe..................  34    Director
Thomas Neustaetter(2)...................  47    Director

-------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Rajen Jaswa, a co-founder of Selectica, has served as our Chairman, President and Chief Executive Officer since our inception. Prior to Selectica, Mr. Jaswa co-founded and served as President of OPTi, a supplier of PC compatible chipsets from January 1995 to January 1996 and as Vice President of Sales and Marketing from August 1989 to December 1994. Mr. Jaswa received his B.Tech in Electrical Engineering from the Indian Institute of Technology, his M.S.E.E. in Electrical Engineering from the University of Toronto and his M.B.A. from Stetson University.

     Dr. Sanjay Mittal, a co-founder of Selectica, has served as our Chief Technical Officer, Vice President of Engineering and a Director since our inception. In January 2000 Dr. Mittal was elected Vice Chairman of the Board of Directors. Prior to co-founding Selectica, from April 1992 to July 1996, Dr. Mittal was the founder and President of Catalogics Software, a configuration software company acquired by Selectica in July 1996. From 1990 to April 1992, Dr. Mittal managed a development team at Metaphor, a business software company. Prior to that, Dr. Mittal was a senior research scientist at Xerox's Palo Alto Research Center (PARC) from 1982 to 1990. Dr. Mittal received his B.Tech in Electrical Engineering from the Indian Institute of Technology and his M.S. and Ph.D. in Computer Science from Ohio State University.

     Dr. S.S. Sundarajan has served as our Vice President of Indian Operations since June 1998. Prior to joining Selectica, Dr. Sundarajan served as Chief Executive of Datapro Electronics, a software company focusing on real time systems, in Pune, India, from April 1986 to June 1998. Dr. Sundarajan received his B.S. in Engineering from Pune University and his M.S. in Electrical Engineering and Ph.D. from Ohio State University.

     Daniel A. Carmel has served as our Vice President of Marketing and Business Development since July 1999. Prior to joining Selectica, Mr. Carmel served as Executive Vice President for Sonnet

Financial, an Internet financial services company, from August 1994 to July 1999. Mr. Carmel received his B.S. and M.S. in Engineering at the University of Pennsylvania and his M.B.A. from Stanford University.

     Stephen Bennion has served as our Chief Financial Officer and Vice President of Finance since September 1999. In January 2000 Mr. Bennion was elected our Secretary. From April 1998 to September 1999, Mr. Bennion served in various capacities for Cohesive Technology Solutions, a technology consulting company, including Vice President and Chief Financial Officer and Western Region Managing Partner. From April 1995 to April 1998, Mr. Bennion served as Executive Vice President and Chief Financial Officer for Worldtalk Communications, an Internet e-mail software company. Mr. Bennion received his B.S. in accounting from Weber State University and is a Certified Public Accountant.

     Ashish Mathur has served as our Vice President of Worldwide Professional Services since April 1997. Prior to joining Selectica, Mr. Mathur served as Vice President of Worldwide Professional Services for Pure Atria from June 1992 to April 1997. Mr. Mathur received his B.Tech in Electrical Engineering from the Indian Institute of Technology and his M.S. in Computer Science from the University of Southern California.

     Charles Pendell joined as our Vice President of Sales, Americas in October 1998. Prior to joining Selectica, Mr. Pendell served as Vice President of Worldwide Sales and Field Operations for Action Technologies, an Internet-based workflow software company, from December 1994 to September 1998. Mr. Pendell received his B.S. in Business Administration from Washington State University.

     Mario Cavalli has served as our Vice President of International Sales since February 2000. From January 1999 to January 2000, Mr. Cavalli served as our Director of International Sales. Prior to joining Selectica, Mr. Cavalli served as the President of Business Development International, a European business development company. Mr. Cavalli received his B.S.E.E. in electrical engineering from C. Ferreni College in Italy.

     Betsy Atkins has served as a director since February 1997. Since 1995, Ms. Atkins has served as Chief Executive Officer of Baja Corporation, a consulting firm. Prior to joining Baja, Ms. Atkins was the Chief Executive Officer of NCI, a manufacturing company. Ms. Atkins is both a founder and serves on the board of directors of Ascend, a Lucent Network Solutions company. She also serves on the board of directors of Paradyne, a digital subscriber line networking company, and Polycom, a video-teleconferencing company. Ms. Atkins received her B.A. in History from the University of Massachusetts and her B.A. from Trinity College at Oxford.

     John Fisher has served as a director since July 1997. Since 1991, Mr. Fisher has served as a Managing Director of Draper Fisher Jurvetson, a venture capital firm. Mr. Fisher serves on the boards of directors of Brodia Group, Entegrity Solutions, Praxon, RealNames, Sonnet Financial and WIT Capital Group. Mr. Fisher received his B.A., Magna Cum Laude, in History of Science and his M.B.A. from Harvard University.

     Michael Lyons has served as a director since July 1998. Since 1997, Mr. Lyons has served as the General Partner of Zilkha Venture Partners, a venture capital firm. Since June 1992, Mr. Lyons has served as the General Partner of Potrero Management, a venture capital firm. Since 1989, Mr. Lyons has been a Consulting Associate Professor at the Stanford University Department of Management Science and Engineering. Mr. Lyons is a member of the board of directors of Informed Diagnostics, a sensor technology company and Advanced Interactive Systems, a firearms training simulation company. Mr. Lyons received his B.S.E.P. in Engineering Physics from Cornell University, M.S. in Electrical Engineering from Stanford and M.B.A. with distinction from the Pepperdine Presidential/ Key Executive Program.

     Robin Richards Donohoe has served as a director since January 1997. Since 1995, Ms. Donohoe has served as General Partner of Draper International India, L.P., a venture capital firm. Ms. Donohoe is also a General Partner of Draper Richards L.P., a venture capital firm. Ms. Donohoe received her B.A. Phi Beta Kappa in International Studies from the University of North Carolina and her M.B.A. from Stanford University.

     Thomas Neustaetter has served as a director since July 1999. Since March 1999, Mr. Neustaetter has been an Executive Member of JK&B Capital, a venture capital firm. Prior to joining JK&B Capital, Mr. Neustaetter was a Partner of the Chatterjee Group, an affiliate of Soros Fund Management, from January 1996 to February 1999. Prior to working at the Chatterjee Group, Mr. Neustaetter was the President and founder of Bancroft Capital, a general consulting firm, from December 1994 to December 1995. Mr. Neustaetter serves on the boards of directors of MGC Communications, 21st Century Telecom Group, Gloss.com, emWare, Inc. and Vertex Holdings. Mr. Neustaetter earned his B.A. Phi Beta Kappa in Philosophy from the University of California, Berkeley, and his M.B.A. and M.S. in Information Science from University of California, Los Angeles.

BOARD OF DIRECTORS

     We currently have authorized seven directors. Upon the completion of the offering, the terms of the office of the board of directors will be divided into three classes: Class A, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class B, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class C, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class A directors will be Robin Richards Donohoe and Betsy Atkins; the Class B directors will be John Fisher, Michael Lyons and Rajen Jaswa; and the Class C directors will be Thomas Neustaetter and Sanjay Mittal. At each annual meeting of stockholders after the initial classification, each elected director will serve from the time of his election and qualification until the third annual meeting following his or her election. This classification of the board of directors may have the effect of delaying or preventing changes in control or management. All of our officers serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

  Board Committees

     The board of directors has a compensation committee and an audit committee.

     Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to our executive officers and directors and our subsidiary including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on bonus and stock compensation arrangements for all of our employees. As part of these responsibilities, the compensation committee also administers our 1996 Stock Plan, 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan. The current members of the compensation committee are Ms. Atkins and Mr. Fisher.

     Audit Committee. The audit committee of the board of directors reviews and monitors our corporate financial reporting and our internal and external audits, including our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with management and our independent auditors before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee is responsible for considering and recommending the appointment of, and reviewing fee arrangements with, our independent auditors. The current members of the audit committee are Messrs. Neustaetter, Lyons and Fisher.

  Director Compensation

     Ms. Atkins received an option for 30,000 shares of common stock on February 4, 1997 at an exercise price of $0.025 per share and an option for 20,000 shares of our common stock on November 18, 1999 at an exercise price of $4.38 per share. Under our 1999 Equity Incentive Plan, each non-employee director who first becomes a board member following this offering will receive an automatic option grant of 30,000 shares of our common stock on the date when he or she initially becomes a board member. Each non-employee director who will continue to be a board member following an annual meeting of stockholders will receive an annual automatic option grant of 7,500 shares at each annual meeting under our 1999 Equity Incentive Plan, beginning at the 2001 annual meeting. Please see "Employee Benefit Plans -- 1999 Equity Incentive Plan" for more details.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors currently consists of Ms. Atkins and Mr. Fisher. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no interlocking relationship has existed in the past. For disclosure of any related party transactions between the members of the compensation committee and Selectica, please see the section below entitled "Related Party Transactions."

INDEMNIFICATION

     Our Second Amended and Restated Certificate of Incorporation, to be effective after the closing of this offering, includes a provision that eliminates the personal liability of our directors and officers for monetary damages for breach of fiduciary duty as a director or officer, except for liability:

     - for any breach of the director's or officer's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director or officer derived an improper personal benefit.

These provisions are permitted under Delaware law.

     Our bylaws provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

     - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors; and

     - we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     We have also entered into indemnification agreements with our officers and directors containing provisions that may require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table presents compensation information for fiscal year 1999 paid by us for services by our chief executive officer and our four other highest-paid executive officers whose total salary and bonus for the fiscal year exceeded $100,000:

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                              ANNUAL COMPENSATION     SECURITIES
                                                              -------------------     UNDERLYING
               NAME AND PRINCIPAL POSITION(1)                  SALARY      BONUS       OPTIONS
               ------------------------------                 --------    -------    ------------
Rajen Jaswa.................................................  $139,583    $    --           --
  Chief Executive Officer and President
Dr. Sanjay Mittal...........................................   139,583         --           --
  Chief Technical Officer, Vice President of Engineering and
  Secretary
Ashish Mathur...............................................   139,583         --           --
  Vice President of Worldwide Professional Services
Charles Pendell(2)..........................................   146,250         --      300,000
  Vice President of Sales, Americas
Vasudev Bhandarkar(3).......................................   143,621      5,000           --
  Vice President, Business Development and Marketing

-------------------------
(1) Mr. Daniel A. Carmel commenced service with us as Vice President of Marketing and Business Development in September 1999, and his annual base salary is currently $175,000. Mr. Stephen Bennion commenced service with us as Vice President and Chief Financial Officer in September 1999, and his annual base salary is currently $175,000.

(2) Mr. Pendell commenced service with us as Vice President of Sales, Americas in October 1998, and his annual base salary is currently $150,000.

(3) Mr. Bhandarkar ceased service as Vice President, Business Development and Marketing as of March 19, 1999.

  Option Grants in Last Fiscal Year

     The following table designates each grant of stock options during fiscal year 1999 to our chief executive officer and our four other highest-paid executive officers.

     The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 1,315,500 option shares granted to our employees under our 1996 Stock Plan during fiscal year 1999.

     The exercise price of each option granted is equal to the fair value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by lending the optionee sufficient funds to pay the exercise price for the purchased shares. See "Related Party Transactions -- Loans."


     The calculation of the potential realizable value is based on the ten-year term of the option at the time of grant. We assumed stock price appreciation of 5% and 10% over the assumed initial public offering price of $24.00 per share; this does not represent our prediction of our stock price performance.



                                                                                              POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                             VALUE AT ASSUMED
                              ----------------------------------------------------------         ANNUAL RATES OF
                              NUMBER OF     PERCENT OF TOTAL                                       STOCK PRICE
                              SECURITIES    OPTIONS GRANTED                                     APPRECIATION FOR
                              UNDERLYING      TO EMPLOYEES       EXERCISE                          OPTION TERM
                               OPTIONS       IN THE FISCAL        PRICE       EXPIRATION    -------------------------
            NAME               GRANTED          YEAR(%)         ($/SHARE)        DATE           5%            10%
            ----              ----------   ------------------   ----------    ----------    ----------    -----------
Rajen Jaswa.................        --              --               --             --              --             --
Dr. Sanjay Mittal...........        --              --               --             --              --             --
Ashish Mathur...............        --              --               --             --              --             --
Charles Pendell.............   300,000           22.81            $0.25        9/22/08      $4,528,041    $11,474,946
Vasudev Bhandarkar..........        --              --               --             --              --             --


     Mr. Mathur was granted an option to purchase 100,000 shares of our common stock on April 20, 1999 at an exercise price of $1.50 per share. Mr. Pendell was granted options to purchase a total of 75,000 shares of our common stock on October 1, 1999 at an exercise price of $2.50 per share. Mr. Daniel Carmel was granted options to purchase a total of 400,000 shares of our common stock on September 22, 1999 at an exercise price of $2.50 per share. Mr. Stephen Bennion was granted options to purchase a total of 300,000 shares of our common stock on September 22, 1999 at an exercise price of $2.50 per share. Mr. Jaswa was granted options to purchase a total of 250,000 shares of our common stock on December 15, 1999 at an exercise price of $10.00 per share. Dr. Mittal was granted options to purchase a total of 250,000 shares of our common stock on December 15, 1999 at an exercise price of $10.00 per share.

  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

     The following table presents all unexercised options held by our chief executive officer and our four highest-paid executive officers during fiscal year 1999.

     The options listed in the table become vested as follows: upon the completion of 12 months of service, 25% of the option shares vest and upon the completion of each of the next 36 months of service, 1/48 of the option shares vest.


     The amounts under "Value of Unexercised in-the-Money Options" were calculated by determining the difference between the exercise price and the assumed initial public offering price of $24.00 per share.



                                                                  NUMBER OF
                                                                  SECURITIES
                                                                  UNDERLYING
                                                                 UNEXERCISED
                                                                  OPTIONS AT        VALUE OF UNEXERCISED
                                                               FISCAL YEAR END          IN-THE-MONEY
                                                              ------------------         OPTIONS AT
                            NAME                              UNVESTED    VESTED      FISCAL YEAR END
                            ----                              --------    ------    --------------------
Rajen Jaswa.................................................       --                            --
Dr. Sanjay Mittal...........................................       --                            --
Ashish Mathur...............................................       --                            --
Charles Pendell.............................................  300,000        0           $7,125,000
Vasudev Bhandarkar..........................................       --                            --

EMPLOYEE BENEFIT PLANS

  1996 Stock Plan.

     As of December 31, 1999, options to purchase 2,180,815 shares of common stock were outstanding under the 1996 Stock Plan and options to purchase 3,767,494 shares had been exercised and 126,435 shares of stock have been granted for services. Options granted under the 1996 Stock Plan are subject to terms substantially similar to those described below with respect to options granted under the 1999 Equity Incentive Plan, except that upon an involuntary termination following a change in control, the options granted under the 1996 Stock Plan do not accelerate.

  1999 Equity Incentive Plan.

     Our board of directors adopted our 1999 Equity Incentive Plan on November 18, 1999. We will also seek stockholder approval of this plan. We have reserved 2,200,000 shares of our common stock for issuance under the 1999 Equity Incentive Plan. As of January 1 of each year, starting in 2001, the number of shares reserved for issuance under our 1999 Equity Incentive Plan will be increased automatically by 5% of the total number of shares of common stock then outstanding or, if less, 1,800,000 shares. No options have yet been granted under the 1999 Equity Incentive Plan.

     Under the 1999 Equity Incentive Plan, the persons eligible to receive awards are:

     - employees;

     - non-employee members of the board of directors; and

     - consultants.

     The types of awards that may be made under the 1999 Equity Incentive Plan are:

     - options to purchase shares of common stock;

     - stock appreciation rights;

     - restricted shares; and

     - stock units.

     Options may be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Equity Incentive Plan are forfeited, those shares will again become available for new awards under the 1999 Equity Incentive Plan.

     The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of our 1999 Equity Incentive Plan. The committee has the discretion to determine which eligible individuals are to receive an award, and to determine the type, number, vesting requirements and other features and conditions of each award.

     The exercise price for incentive stock options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price for non-statutory options granted under the 1999 Equity Incentive Plan may not be less than 85% of the fair market value of our common stock on the option grant date.

     Our 1999 Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 330,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 660,000 shares in the first year of employment.

     The exercise price may be paid with:

     - cash;

     - outstanding shares of common stock;

     - the cashless exercise method through a designated broker;

     - a pledge of shares to a broker; or

     - a promissory note.

     The purchase price for newly issued restricted shares awarded under the 1999 Equity Incentive Plan may be paid with:

     - cash;

     - a promissory note; or

     - the rendering of past services.

     The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

     Each individual who first joins our board of directors as a non-employee director after the effective date of this offering will receive at that time an option for 30,000 shares of our common stock. This option becomes vested as to 25% of the option shares upon the completion of 12 months of service and as to 1/48 of the option shares upon the completion of each month of service thereafter. In addition, at each of our annual stockholders' meetings, beginning in 2001, each non-employee director who will continue to be a director after that meeting will automatically be granted at that meeting an option for 7,500 shares of our common stock. However, any non-employee director who receives an option for 30,000 shares under this plan will first become eligible to receive the annual option for 7,500 shares at the annual meeting that occurs during the calendar year following the year in which he or she received the option for 30,000 shares. The option for 7,500 shares becomes vested upon the completion of 12 months of service from the grant date. If there is a change in control, or a termination as a result of death, disability or retirement after reaching age 65, the options granted to non-employee directors will become fully vested.

     If a change in control occurs, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or subsidiary or if the surviving corporation or its parent or subsidiary does not substitute comparable awards for the awards granted under the 1999 Equity Incentive Plan. If a change in control occurs and an optionee is involuntarily terminated within 12 months following this change in control, then the vesting of options held by the optionee will accelerate, as if the optionee provided another 12 months of service. This vesting acceleration will not occur if it prevents us from completing a transaction that is a "pooling of interest" transaction.

     A change in control includes:

     - a merger or consolidation after which our then-current stockholders own less than 50% of the surviving corporation;

     - a sale of all or substantially all of our assets;

     - a proxy contest that results in replacement of more than one-half of our directors over a 24-month period; or

     - an acquisition of 50% or more of our outstanding stock by a person other than a person related to us, including a corporation owned by our stockholders.

     If a merger or other reorganization occurs, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if we are the surviving corporation, shall have accelerated vesting and then expire early or shall be cancelled for a cash payment.

     Our board of directors may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, stockholder approval of the amendment will be sought only if required by applicable law. The 1999 Equity Incentive Plan will continue in effect indefinitely unless the board decides to terminate the plan earlier.

  1999 Employee Stock Purchase Plan

     Our 1999 Employee Stock Purchase Plan was adopted by our board of directors on November 18, 1999. We will also seek stockholder approval of this plan. We have reserved 1,000,000 shares of our common stock for issuance under our 1999 Employee Stock Purchase Plan. As of May 1 each year, starting in 2001, the number of shares reserved for issuance under our 1999 Employee Stock Purchase Plan will be increased automatically by 2% of the total number of shares of common stock then outstanding or, if less, 1,000,000 shares. Our 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

     Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of an offering period. Each offering period lasts 24 months. Two overlapping offering periods will start on May 1 and November 1 of each calendar year. However, the first offering period will start on the effective date of this offering and end on April 30, 2002. Purchases of our common stock will occur on approximately April 30 and October 31 of each calendar year during an offering period.

     Our 1999 Employee Stock Purchase Plan will be administered by the compensation committee of our board of directors. Each of our employees is eligible to participate if he or she is employed by us for more than 20 hours per week and for more than five months per year.

     Our 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. The initial purchase period during which payroll deductions may be contributed will begin on the effective date of this offering and end on October 31, 2000. Each participant may purchase up to 750 shares on any purchase date.

     The price of each share of common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lower of:

     - the fair market value per share of common stock on the date immediately before the first date of the applicable offering period; or

     - the fair market value per share of common stock on the purchase date.

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - the price offered to the public in this offering; or

     - the fair market value per share of common stock on the purchase date.

     Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us.

     If a change in control occurs, our 1999 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless this plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the 1999 Employee Stock Purchase Plan, it must seek the approval of our stockholders.

EMPLOYMENT AGREEMENTS, SEVERANCE AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     Under their respective employment agreements, our Chief Executive Officer, Rajen Jaswa, and our Chief Technical Officer and Vice President of Engineering, Dr. Sanjay Mittal, will receive their most recent base salary for 12 months after their date of termination if they are terminated without cause. In addition, our repurchase right with respect to the shares of our common stock that they currently hold will lapse entirely and all of such shares will become fully vested upon a termination without cause.

     Mr. Vasudev Bhandarkar, our former Vice President, Business Development and Marketing, executed a severance agreement with us on March 19, 1999. Under this severance agreement, we paid to Mr. Bhandarkar his then base salary and any COBRA premiums for a 12-month period following his termination date in consideration for his execution of a release of claims against us. Under the terms of his offer letter with us, all of the options and shares of our common stock held by him became fully vested on his termination date.

     If a change in control occurs, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or its parent or subsidiary or if the surviving corporation or its parent or subsidiary does not substitute comparable awards for the awards granted under the 1999 Equity Incentive Plan. In addition, if an optionee is involuntarily terminated within 12 months following a change in control, he or she will become vested in an additional number of option shares as if he or she completed another 12 months of service. This vesting acceleration will not occur if it prevents us from completing a transaction that is a pooling of interest transaction.

     Under our 1996 Stock Plan, upon a merger or asset sale, if the options or stock purchase rights are not assumed by the surviving corporation or its parent or subsidiary or if the surviving corporation or its parent or subsidiary does not substitute comparable awards for the options or stock purchase rights, then the options and stock purchase rights will become fully vested.

     If a change in control occurs and an executive officer or certain of our key employees are involuntarily terminated within 12 months following this change in control, then he or she will become vested in an additional number of option shares equal to the greater of 50% of the then unvested option shares or the number of option shares the executive officer would become vested in if he or she completed another 12 months of service.

                           RELATED PARTY TRANSACTIONS

     Equity Financings. Since our inception we have financed our growth primarily through the sale of Preferred Stock, resulting in the issuance of an aggregate of 1,700,000 shares of Series A Preferred Stock at an effective purchase price of $.091667 per share, 3,750,000 shares of Series B Preferred Stock at a purchase price of $0.2667 per share, 3,253,126 shares of Series C Preferred Stock at a purchase price of $0.922 per share, 4,863,935 shares of Series D Preferred Stock at a purchase price of $1.47 per share and 6,143,896 shares of Series E Preferred Stock at a purchase price of $4.382 per share. The buyers of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock included the following directors, executive officers and 5% stockholders.

                                                     SERIES A    SERIES B    SERIES C    SERIES D     SERIES E
                                                     ---------   ---------   ---------   ---------   ----------
DIRECTORS AND EXECUTIVE OFFICERS
Betsy Atkins.......................................         --      93,750      81,328          --       40,165
Stephen Bennion....................................         --          --          --          --       22,820
Daniel A. Carmel...................................         --          --          --          --       57,051
John Fisher........................................         --          --          --          --      114,103
Rajen Jaswa........................................    740,000     281,250          --          --           --
Thomas Neustaetter.................................         --          --          --          --       22,820
ENTITIES ASSOCIATED WITH DIRECTORS AND 5%
  STOCKHOLDERS
Entities associated with Draper Fisher
  Jurvetson(1).....................................         --          --   2,439,844     714,285      342,308
Draper International India, L.P.(2)................         --   2,812,500     542,188     510,204      117,103
Entities associated with Zilkha Venture
  Partners(3)......................................         --          --          --   2,448,979      228,206
JK&B Capital III, L.P.(4)..........................         --          --          --          --    1,141,030
Entities associated with Chatterjee Management
  Company..........................................         --          --          --   1,020,407      433,592

-------------------------
(1) John Fisher, one of our directors, is a general partner of venture funds associated with Draper Fisher Jurvetson.

(2) Robin Richards Donohoe, one of our directors, is a general partner of Draper International India, L.P.

(3) Michael Lyons, one of our directors, is a general partner of venture funds associated with Zilkha Venture Partners.

(4) Thomas Neustaetter, one of our directors, is a member of JK&B Management LLC, the general partner of JK&B Capital III, L.P.

     Bridge Financing. On May 14, 1999 we entered into a Note and Warrant Purchase Agreement with Draper International, L.P., Draper Fisher Associates Fund IV, Draper Fisher Partners IV and Betsy Atkins, collectively, the Bridge Investors. Pursuant to that Note and Warrant Purchase Agreement, the Bridge Investors agreed to loan us an aggregate of $1,000,000 accruing interest at a rate of 1% plus the prime rate, in exchange for a promissory note, which would either convert into our securities upon our next round of equity financing or be repaid by June 30, 1999 and warrants to purchase an aggregate of 15,000 shares of Series E Preferred Stock.

     Selectica Configurators India Pvt. Ltd. Beginning in June 1997, Selectica Configurators India Pvt. Ltd., Selectica India, an Indian corporation, has conducted research and development and quality assurance operations in India for us. This company was owned by the parents of Rajen Jaswa, our President and Chief Executive Officer. We paid $51,000 and $303,000 in fiscal years 1998 and 1999, respectively for consulting services. On July 1, 1999, we purchased 637,500 previously unissued shares of Selectica India. Following this purchase, we owned 99.997% of the outstanding shares of SCIPL and Mr. Jaswa's parents own the remaining .003%.

     Employment Agreements and Bonuses. In August 1996, we entered into employment agreements with Mr. Jaswa and Dr. Mittal. These agreements are substantially similar in form and provide for employment on an "at will" basis and severance payments in an amount equal to 12 months salary in the event that these employees are terminated without cause. In June 1999, we paid Dr. Mittal a bonus of $544,000 in exchange for services rendered to us since our inception.

     Catalogics. In July 1996, we purchased all of the outstanding shares of Catalogics. Catalogics was founded and was majority owned by Dr. Mittal, our Chief Technology Officer. We exchanged 2,750,000 shares of our common stock for 3,250,000 shares of Catalogics common stock that was owned by Dr. Mittal. Of the 2,750,000 shares of our common stock issued to Dr. Mittal, 1,250,000 shares were subject to a repurchase right by us. The repurchase right lapses over 48 months beginning July 1, 1996. The fair value of the 1,250,000 shares of common stock subject to repurchase was $12,500. After our purchase of all of the capital stock of Catalogics from Dr. Mittal and the other Catalogics shareholder, we owned all the stock of Catalogics, and Catalogics became a wholly owned subsidiary.

     Loans. In connection with our start-up phase, on July 25, 1996, Mr. Jaswa loaned to us the principal sum of $50,000 which accrued interest at a rate of 2% plus the prime rate compounded annually. Such loan was repaid in January 1997 in connection with the issuance of our Series B Preferred Stock. On November 4, 1999, Mr. Carmel exercised his option to purchase 400,000 shares of common stock. He paid for those shares with full recourse promissory notes for $1,000,000 bearing 6.02% annual interest, secured by the purchased shares. On October 15, 1999, Mr. Bennion exercised his option to purchase 300,000 shares of common stock. He paid for those shares with a full recourse promissory note for $750,000 bearing 6.02% annual interest, secured by the purchased shares. On October 25, 1999, Mr. Pendell exercised his option to purchase 375,000 shares of common stock. He paid for these shares with full recourse promissory notes for $262,500 bearing 6.02% annual interest, secured by the purchased shares. On December 15, 1999 Dr. Mittal exercised his options to purchase 240,000 shares of common stock. He paid for those shares with two full recourse promissory notes for $2,300,000 and $100,000 respectively each bearing 6.20% annual interest, secured by the purchased shares. On December 15, 1999 Mr. Jaswa exercised his options to purchase 240,000 shares of common stock. He paid for those shares with two full recourse promissory notes for $2,300,000 and $100,000 respectively each bearing 6.20% annual interest, secured by the purchased shares.

     Repurchase of Common Stock. In June 1999, we purchased 228,200 shares of our common stock from Dr. Mittal at a price of $2.00 per share.

     Indemnification. We have entered into an indemnification agreement with each of our officers and directors. See "Management -- Indemnification" for a description of the indemnification available to our officers and directors under our Second Amended and Restated Certificate of Incorporation, to be effective after the closing of this offering and our bylaws.

                             PRINCIPAL STOCKHOLDERS

     The following table presents selected information regarding beneficial ownership of our outstanding common stock as of December 31, 1999, and as adjusted to reflect the sale of the common stock being sold in this offering and the private placement for:

     - each of our directors, our chief executive officer and our four other highest-paid executive officers;

     - all of our directors and executive officers as a group; and

     - each other person known by us to own beneficially more than 5% of our common stock.

     Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by such owners, have sole voting power and investment power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percent ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percent ownership of any other person. Percent of beneficial ownership is based upon 28,156,334 shares of our common stock outstanding as of December 31, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering.

     The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option. We and Dr. Sanjay Mittal, our Chief Technical Officer, have granted the underwriters an option to purchase up to 600,000 shares to cover over-allotments, if any.

     Unless otherwise indicated, the address for each listed stockholder is: c/o Selectica, Inc., 3 West Plumeria Drive, San Jose, California 95134. To our knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons or entities identified in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentages contained in the "After Offering" column reflects the shares sold in the private placement and assumes that the underwriters do not exercise their over-allotment option for up to 600,000 additional shares.


                                                                                PERCENT OF SHARES
                                                                                   OUTSTANDING
                                                                SHARES         -------------------
                                                          BENEFICIALLY OWNED   PRIOR TO    AFTER
                NAME OF BENEFICIAL OWNER                  PRIOR TO OFFERING    OFFERING   OFFERING
                ------------------------                  ------------------   --------   --------
DIRECTORS AND EXECUTIVE OFFICERS
Rajen Jaswa(1)..........................................       2,551,250         9.06%      7.38%
Dr. Sanjay Mittal(2)....................................       3,053,050        10.84%      8.83%
Dr. S.S. Sundarajan(3)..................................         125,000            *          *
Ashish Mathur(4)........................................         550,000         1.93%      1.58%
Stephen Bennion(5)......................................         372,820         1.31%      1.08%
Daniel A. Carmel(6).....................................         457,051         1.60%      1.32%
Charles Pendell(7)......................................         425,000         1.49%      1.23%
Mario Cavalli(8)........................................          75,000            *          *
Betsy Atkins(9).........................................         257,493            *          *
Robin Richards Donohoe(10)..............................       3,981,995        14.14%     11.52%
John Fisher(11).........................................       3,620,290        12.85%     10.47%
Michael Lyons(12).......................................       2,677,185         9.51%      7.79%
Thomas Neustaetter(13)..................................       1,163,851         4.13%      3.37%
5% SHAREHOLDERS
Draper International India, L.P.........................       3,981,995        14.14%     11.52%
Entities associated with Draper Fisher Jurvetson(14)....       3,690,283        13.10%     10.68%
Entities associated with Zilkha Venture Partners(15)....       2,677,185         9.51%      7.75%
Entities associated with Chatterjee Management
  Company(16)...........................................       1,453,999         5.16%      4.21%
All executive officers and directors as a group (13
  persons)(17)..........................................      19,379,978        67.63%     55.22%


-------------------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 10,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 1999. As of December 31, 1999, we had the right to repurchase 250,000 of Mr. Jaswa's shares and options to purchase shares.

 (2) Includes 300,000 shares of common stock held by Smita Mittal and Shikha Mittal, Dr. Mittal's daughters and 10,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 1999. Dr. Mittal has granted the underwriters a 30-day option to purchase up to 150,000 shares to cover over-allotments, if any. If such option is exercised in full, following completion of the offering. Dr. Mittal will beneficially own 2,903,050 or 8.40% of our common stock. As of December 31, 1999, we had the right to repurchase 250,000 of Dr. Mittal's shares and options to purchase shares.


 (3) Includes 125,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 1999.


 (4) Includes 100,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 1999. Includes 50,000 shares of common stock issuable pursuant to options that we intend to grant prior to the initial public offering of our common stock.

 (5) Includes 50,000 shares of common stock issuable pursuant to options that we intend to grant prior to the initial public offering of our common stock.

 (6) Includes 4,500 shares of our common stock held by the Samuel Isaac Carmel 1999 Irrevocable Trust, 4,500 shares of our common stock held by the Jennifer Sara Carmel 1999 Irrevocable Trust, 4,500 shares of our common stock held by the Madeline Rose Carmel 1999 Irrevocable Trust. Mr. Carmel's children are the beneficiaries of the trusts in the foregoing sentence.

 (7) Includes 50,000 shares of common stock issuable pursuant to options that we intend to grant prior to the initial public offering of our common stock.

 (8) Includes 75,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 1999.

 (9) Includes 2,250 shares of common stock issuable pursuant to a warrant exercisable within 60 days of December 31, 1999. Ms. Atkins address is 10 Edgewater Drive, Penthouse F, Coral Gables, Florida 33133.

(10) Includes 3,978,995 shares held by Draper International India, L.P., located at 50 California Street, Suite 2925, San Francisco, California 94025. Ms. Richards Donohoe and Mr. William Draper have power to vote and dispose of shares held by Draper International India, L.P. Ms. Richards Donohoe, a general partner of Draper International India, L.P., disclaims beneficial ownership of such shares except to the extent of her pecuniary interests therein.

(11) This number includes:

     - 3,251,687 shares and a warrant to purchase 9,068 shares of common stock issuable pursuant to a warrant exercisable within 60 days of December 31, 1999 held by Draper Fisher Associates IV, L.P.;

     - 244,750 shares and a warrant to purchase 682 shares of common stock issuable pursuant to a warrant exercisable within 60 days of December 31, 1999 held by Draper Fisher Partners IV L.L.C.; and

     - 114,103 shares held by Mr. John Fisher. Mr. Fisher is either a managing member of the entities listed above or a managing member of the general partner of the entities listed above.

     Timothy Draper, John Fisher and Steve Jurvetson have the power to vote and dispose of shares held by Draper Fisher Associates IV L.P. and Draper Fisher Partners IV L.L.C. Mr. Fisher disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein. The address of these individuals and entities is Draper Fisher Jurvetson, 400 Seaport Court, Suite 250, Redwood City, California 94063.

(12) Includes 2,448,979 shares held by Selectica L.P. and 228,206 shares held by Zilkha Venture Partners L.P. John P. Rigas, Donald Zilkha and Michael Lyons have the power to vote and dispose of shares held by Selectica L.P. and Zilkha Venture Partners. Mr. Lyons, a member of Zilkha Venture Investments, LLC, the General Partner of both of the entities in the preceding sentence, disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein. Mr. Lyons address is Zilkha Ventures, 1510 Page Mill Road, Palo Alto, California 94304.

(13) Includes 1,141,031 shares held by JK&B Capital III, L.P., David Kronfeld, Thomas Neustaetter and Albert DaValle have the power to vote and dispose of shares held by JK&B Capital III, L.P. Mr. Neustaetter, a member of JK&B Capital Management LLC, the general Partner of JK&B Capital III, L.P., disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Neustaetter's address is JK&B Capital, 205 North Michigan Avenue, Suite 808, Chicago, Illinois 60601.

(14) This number includes:

     - 3,251,687 shares and a warrant to purchase 9,068 shares of common stock issuable pursuant to a warrant exercisable within 60 days of December 31, 1999 held by Draper Fisher Associates IV, L.P.;

     - 244,750 shares and a warrant to purchase 682 shares of common stock issuable pursuant to a warrant exercisable within 60 days of December 31, 1999 held by Draper Fisher Partners IV L.L.C.;

     - 114,103 shares held by Mr. John Fisher. Mr. Fisher is either a managing member of the entities listed above or a managing member of the general partner of the entities listed above;

     - 45,461 shares held by Ms. Polly Draper. Ms. Draper is the sister of Tim Draper. Mr. Draper is either a managing member of the entities listed above or a managing member of the general partner of the entities listed above;

     - 22,821 shares held by Mr. Steve Jurvetson. Mr. Jurvetson is either a managing member of the entities listed above or a managing member of the general partner of the entities listed above;

     - 1,141 shares held by the Fonstad Living Trust Dated March 26, 1999. Ms. Fonstad is either a member of the entities listed above or a member of the general partner of the entities listed above; and

     - 570 shares held by Mr. Warren Packard. Mr. Packard is either a member of the entities listed above or a member of the general partner of the entities listed above.

     Mr. Fisher disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein. The address of these individuals and entities is Draper Fisher Jurvetson, 400 Seaport Court, Suite 250, Redwood City, California 94063.

(15) This number includes the shares beneficially owned by the persons and entities described in footnote 10.

(16) Includes 624,959 shares held by Winston Partners II, LLC and 829,040 shares held by Winston Partners, L.P. Dr. Purnendu Chatterjee has the power to vote and dispose of shares held by Winston Partners II, LLC and Winston Partners L.P. Dr. Chatterjee disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(17) This number includes the shares beneficially owned by the persons and entities described in the footnotes above and includes (a) warrants to purchase an aggregate of 9,750 shares of common stock issuable pursuant to warrants exercisable within 60 days of December 31, 1999 and (b) 215,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the consummation of this offering, we will be authorized to issue 150,000,000 shares of common stock, and 10,000,000 shares of undesignated preferred stock. The following is a summary description of our capital stock. Our bylaws and our Second Amended and Restated Certificate of Incorporation, to be effective after the closing of this offering, provide further information about our capital stock.

COMMON STOCK

     As of December 31, 1999, there were 28,156,334 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and the exercise of warrants to purchase 253,879 shares of common stock that will terminate upon the consummation of this offering, that were held of record by approximately 196 stockholders. After giving effect to the sale of the shares of common stock to the public offered in this prospectus and in the private placement, there will be 34,556,334 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after December 31, 1999 of outstanding options or warrants.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of our preferred stock.

WARRANTS


     Immediately following the closing of this offering there will be outstanding warrants to purchase a total of 820,408 shares of common stock at a weighted average exercise price of $12.71 per share assuming an exercise price of $13.00 per share for one warrant to purchase 800,000 shares of common stock. 20,408 of the warrants expire in April 2005, and 800,000 of the warrants expire in January 2002.

PRIVATE PLACEMENT WITH SAMSUNG SDS CO., LTD. AND DELL USA, L.P.

     On January 31, 2000, we entered into a stock purchase agreement with Samsung SDS Co., Ltd. under which, contingent upon and immediately following consummation of the sale of shares in this offering and subject to the filing and termination of the waiting period under the Hart-Scott-Rodino Act, if applicable, Samsung agreed to purchase 1,200,000 shares of our common stock in a private placement at a price per share equal to 96% of the "Price to Public" appearing on the cover page of this prospectus. Samsung has agreed not to sell, including any short sale, grant any option to purchase or otherwise transfer or dispose of any of our securities held by it for a period of one year following the closing of the private placement, other than hedging transactions entered into beginning six months following the closing of the private placement.

     On February 14, 2000, we entered into a stock purchase agreement with Dell USA, L.P., under which, contingent upon and immediately following consummation of the sale of shares in this offering and subject to the filing and termination of the waiting period under the Hart-Scott-Rodino Act, if applicable, Dell agreed to purchase 1,200,000 shares of our common stock in a private placement at a price per share equal to 93% of the "Price to Public" appearing on the cover page of this prospectus. Dell has agreed not to sell, including any short sale, grant any option to purchase or otherwise transfer or dispose of any of our securities held by it for a period of one year following the closing of the private placement, other than hedging transactions entered into beginning six months following the closing of this private placement.

REGISTRATION RIGHTS

     After this offering and the private placement, the holders of approximately 20,410,957 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Holders of 18,010,957 shares of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect this registration. Further, the holders of these demand rights may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering.

ANTI-TAKEOVER PROVISIONS

     Selected provisions of Delaware law, and our certificate of incorporation and bylaws, effective upon the closing of this offering, could make more difficult the acquisition of us by means of a tender offer or a proxy contest and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage particular types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

     Stockholder Meetings. Under our bylaws, only our board of directors, the Chairman of the Board and the Chief Executive Officer may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a related committee.

     Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - before the date of the business combination, the transaction is approved by the board of directors of the corporation;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock; or

     - on or after the date the transaction is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Classified Board of Directors. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, only one of the three classes of our board of directors will be elected each year. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors by increasing the difficulty of replacing a majority of the directors.

     Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us.

     Amendment of Restated Charter. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

     Stockholder Rights Plan. We are considering the adoption of a stockholder rights plan. Such a plan would allow for the issuance of a dividend to stockholders of rights to acquire our shares or, under certain circumstances, an acquiring corporation, at less than their fair market value. These rights would have certain anti-takeover effects by potentially causing substantial dilution to a person or group that attempts to acquire us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

NASDAQ NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "SLTC."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and the private placement, we will have 34,556,234 shares of common stock outstanding, assuming no exercise of options or warrants after December 31, 1999. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by persons that directly or indirectly control, or are controlled by, or are under common control with us, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining 30,556,334 shares of common stock are deemed restricted shares under Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of the shares have agreed not to sell or dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. On the date of this prospectus, no shares other than the 4,000,000 shares being sold in this offering will be eligible for sale. Beginning 180 days after the date of this prospectus, or earlier with the consent of Credit Suisse First Boston Corporation, 25,216,753 restricted shares will become available for sale in the public market subject to the limitations of Rule 144 of the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of our common stock, approximately 343,563 shares after giving effect to this offering, and the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding this sale. Sales under Rule 144 of the Securities Act are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell these shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act before effecting a transfer of these shares.

     Before this offering, there has been no public market for our common stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of our common stock. Nevertheless, sales of substantial amounts of these shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

OPTIONS

     As of December 31, 1999, options to purchase a total of 2,180,815 shares of common stock, all of which were issued under the 1996 Stock Plan, were outstanding and exercisable. All of the shares subject to options are subject to lock-up agreements. An additional 371,077 shares of common stock were available as December 31, 1999 for future option grants or direct issuances under the 1996 Stock Plan. In addition, in November 1999, 1,000,000 shares were reserved for issuance under our 1999 Equity Incentive Plan and 2,200,000 shares were reserved for issuance under our 1999 Employee Stock Purchase Plan. See
"Management -- Employee Benefit Plans -- 1996 Stock Plan,"

"-- 1999 Equity Incentive Plan" and "-- 1999 Employee Stock Purchase Plan" and
Note 10 of Notes to Consolidated Financial Statements.

     Rule 701 under the Securities Act provides that shares of common stock acquired on the exercise of outstanding options may be resold by persons other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 1999 Stock Plan.

     We expect to file the registration statement covering shares offered under the 1996 Stock Plan, the 1999 Employee Stock Purchase Plan and the 1999 Equity Incentive Plan approximately 30 days after the closing of this offering. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to the lock-up agreements.

WARRANTS

     As of December 31, 1999, we had outstanding warrants to purchase 1,074,287 shares of common stock. When these warrants are exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. All warrants to purchase shares of common stock contain "net exercise provisions." These provisions allow a holder to exercise a warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares which would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. If the warrant had been held for at least one year, the shares of common stock could be publicly sold under Rules 144 and 145. After the lock-up agreements described above expire, warrants to purchase 20,408 shares of our common stock, which also contain net exercise provisions, will have been outstanding for at least one year.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                      , 2000, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Thomas Weisel Partners LLC, U.S. Bancorp Piper Jaffray Inc. and E*OFFERING Corp. are acting as representatives, the following respective number of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Thomas Weisel Partners LLC..................................
U.S. Bancorp Piper Jaffray Inc..............................
E*OFFERING Corp.............................................
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We and the selling stockholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 450,000 additional shares from us and 150,000 outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay.

                                                         PER SHARE                           TOTAL
                                              -------------------------------   -------------------------------
                                                 WITHOUT            WITH           WITHOUT            WITH
                                              OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                              --------------   --------------   --------------   --------------
    Underwriting Discounts and Commissions
      paid by us............................       $                 $               $                 $
    Expenses payable by us..................       $                 $               $                 $
    Underwriting Discounts and
    Commissions paid by selling
      stockholder...........................       $--               $               $--               $
    Expenses payable by the selling
      stockholder...........................       $--               $               $--               $

     In addition, Credit Suisse First Boston Corporation will receive from us an aggregate fee equal to 3% of the gross proceeds from the common stock offered to Samsung SDS Co. Ltd. in a private placement, which is scheduled to close immediately following the consummation of this offering.

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We, our officers and directors and substantially all of our stockholders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except, in our case, issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     The underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of common stock, to be distributed by E*OFFERING, for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have made application to list our shares of common stock on The Nasdaq Stock Market's National Market under the symbol "SLTC."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

     - the information set forth in this prospectus and otherwise available to the underwriters;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners has acted as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Distribution will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the web sites maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Selectica or any underwriter in its capacity as underwriter and should not be relied upon by investors.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recession or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock being offered will be passed upon for Selectica by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. As of the date of this prospectus, some members and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 28,631 shares of our stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at March 31, 1998 and 1999 and December 31, 1999 and for the period from June 6, 1996 (inception) through March 31, 1997, and for each of the two years in the period ended March 31, 1999, and for the nine months ended December 31, 1999 as described in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered. This prospectus does not contain all of the information presented in the registration statement and the exhibits to the registration statement. For further information with respect to Selectica and our common stock we are offering, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to may be only summaries of these documents. The exhibits to this registration statement should be referenced for the complete contents of these contracts and documents. Each statement is qualified in all respects by reference to the exhibit. The registration statement, including the exhibits, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part may be obtained from this office after payment of fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is www.sec.gov.

                                SELECTICA, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-7
Notes to Consolidated Financial Statements..................   F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Selectica, Inc.

     We have audited the accompanying consolidated balance sheets of Selectica, Inc. as of March 31, 1998 and 1999 and December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from June 6, 1996 (inception) through March 31, 1997 and for each of the two years in the period ended March 31, 1999, and for the nine months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Selectica, Inc. at March 31, 1998 and 1999, and December 31, 1999, and the consolidated results of its operations and its cash flows for the period from June 6, 1996 (inception) through March 31, 1997 and for each of the two years in the period ended March 31, 1999, and for the nine months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                      /s/  ERNST & YOUNG LLP

San Jose, California
January 26, 2000, except for

the eleventh paragraph of


Note 10, and Note 14,

as to which the date is March 8, 2000

                                SELECTICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                            PRO FORMA
                                                                                                          STOCKHOLDERS'
                                                                      MARCH 31,                              EQUITY
                                                              --------------------------   DECEMBER 31,   DECEMBER 31,
                                                                 1998           1999           1999           1999
                                                              -----------   ------------   ------------   -------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   206,040   $         --   $ 14,123,645
  Short-term investments....................................      297,539             --             --
  Accounts receivable, net of allowance for doubtful
    accounts of $29,750 at March 31, 1998, $104,000 at March
    31, 1999, and $254,000 at December 31, 1999.............      387,944      1,634,577      3,539,220
  Advances to related party.................................        1,620         17,730         58,519
  Prepaid expenses and other current assets.................       30,400        166,454        601,494
                                                              -----------   ------------   ------------
  Total current assets......................................      923,543      1,818,761     18,322,878
Property and equipment, net.................................      292,583      1,012,469      3,649,373
Goodwill, net of amortization of $58,975 at March 31, 1998,
  $92,675 at March 31, 1999, and $112,950 at December 31,
  1999......................................................       77,025         53,325         35,550
Advances to related party, noncurrent.......................           --        155,000             --
Other assets................................................       63,926         53,926      1,316,924
Investments, restricted.....................................           --         99,845         99,845
Development agreement, net of amortization of none at March
  31, 1998 and 1999 and $472,242 at December 31, 1999.......           --             --      3,695,026
                                                              -----------   ------------   ------------
Total assets................................................  $ 1,357,077   $  3,193,326   $ 27,119,596
                                                              ===========   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   101,780   $    585,610   $    515,183
  Accrued payroll and related liabilities...................          365        258,105        956,838
  Other accrued liabilities.................................           --        328,609      2,038,859
  Deferred revenues.........................................      383,182      1,285,144      4,261,265
  Advances from officers....................................       16,023            332             --
                                                              -----------   ------------   ------------
Total current liabilities...................................      501,350      2,457,800      7,772,145
Commitments and contingencies
Stockholders' equity:
Convertible preferred stock, $0.0001 par value:
  Authorized shares -- 25,000,000 at March 31, 1998 and
  1999, 25,500,000 at December 31, 1999 and pro forma.
  Issued and outstanding shares -- 8,703,126 at March 31,
  1998, 13,567,061 at March 31, 1999 and 19,710,957 at
  December 31, 1999 and none pro forma (liquidation
  preference of $38,800,367 at December 31, 1999)...........          870          1,356          1,971   $         --
Common stock, $0.0001 par value:
  Authorized shares -- 40,000,000 at December 31, 1999 and
    75,000,000 pro forma Issued and outstanding -- 5,520,561
    at March 31, 1998, 6,237,877 at March 31, 1999,
    8,191,498 at December 31, 1999, and 27,902,455 pro
    forma...................................................          552            624            819          2,790
Additional paid-in capital..................................    4,211,023     11,878,365     57,057,135     57,057,135
Deferred compensation.......................................       (4,386)      (255,586)    (6,011,456)    (6,011,456)
Stockholder notes receivable................................           --             --     (7,015,750)    (7,015,750)
Accumulated deficit.........................................   (3,352,332)   (10,889,233)   (24,685,268)   (24,685,268)
                                                              -----------   ------------   ------------   ------------
Total stockholders' equity..................................      855,727        735,526     19,347,451   $ 19,347,451
                                                              -----------   ------------   ------------   ============
Total liabilities and stockholders' equity..................  $ 1,357,077   $  3,193,326   $ 27,119,596
                                                              ===========   ============   ============

                            See accompanying notes.

                                SELECTICA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                     PERIOD
                                      FROM
                                  JUNE 6, 1996
                                  (INCEPTION)                                    NINE MONTHS ENDED
                                    THROUGH        YEARS ENDED MARCH 31,            DECEMBER 31,
                                   MARCH 31,     -------------------------   --------------------------
                                      1997          1998          1999          1998           1999
                                  ------------   -----------   -----------   -----------   ------------
                                                                             (UNAUDITED)
Revenues:
  License.......................   $  50,000     $   169,505   $ 1,656,015   $   970,007   $  5,180,625
  Services......................       4,500              --     1,788,467     1,010,832      3,958,957
                                   ---------     -----------   -----------   -----------   ------------
       Total revenues...........      54,500         169,505     3,444,482     1,980,839      9,139,582
Cost of revenues:
  License.......................       2,500           9,000       183,715       117,877        258,828
  Services......................          --              --       881,017       483,401      5,105,159
  Services -- related party.....          --          51,200       302,511       152,511        135,000
                                   ---------     -----------   -----------   -----------   ------------
       Total cost of revenues...       2,500          60,200     1,367,243       753,789      5,498,987
                                   ---------     -----------   -----------   -----------   ------------
Gross profit....................      52,000         109,305     2,077,239     1,227,050      3,640,595
  Research and development......     169,307       1,950,101     3,893,750     2,497,828      4,132,374
  Sales and marketing...........      61,873       1,054,798     4,429,368     2,682,549      9,270,724
  General and administrative....      76,623         292,494     1,389,554       861,250      2,923,539
                                   ---------     -----------   -----------   -----------   ------------
Total operating expenses........     307,803       3,297,393     9,712,672     6,041,627     16,326,637
                                   ---------     -----------   -----------   -----------   ------------
Loss from operations............    (255,803)     (3,188,088)   (7,635,433)   (4,814,577)   (12,686,042)
Other income (expense), net.....      (1,600)          5,091            --            --         (1,765)
Interest income.................       6,520          81,548       127,388       116,038        381,060
Interest expense................          --              --       (28,856)      (22,419)       (59,856)
                                   ---------     -----------   -----------   -----------   ------------
Loss before provision for income
  taxes.........................    (250,883)     (3,101,449)   (7,536,901)   (4,720,958)   (12,366,603)
Provision for income taxes......          --              --            --            --         50,000
                                   ---------     -----------   -----------   -----------   ------------
Net loss........................    (250,883)     (3,101,449)   (7,536,901)   (4,720,958)   (12,416,603)
Deemed dividend on Series E
  convertible preferred stock...          --              --            --            --        925,314
                                   ---------     -----------   -----------   -----------   ------------
Net loss applicable to common
  stockholders..................   $(250,883)    $(3,101,449)  $(7,536,901)  $(4,720,958)  $(13,341,917)
                                   =========     ===========   ===========   ===========   ============
Basic and diluted, net loss per
  share applicable to common
  stockholders..................   $   (0.15)    $     (0.91)  $     (1.58)  $     (1.05)  $      (2.53)
Weighted-average shares of
  common stock outstanding used
  in computing basic and
  diluted, net loss per share
  applicable to common
  stockholders..................   1,633,988       3,425,395     4,782,235     4,479,472      5,270,056
Pro forma basic and diluted, net
  loss per share applicable to
  common stockholders...........                               $     (0.44)                $      (0.59)
Weighted-average shares used in
  computing pro forma basic and
  diluted, net loss per share...                                17,281,930                   22,454,553

                            See accompanying notes.

                                SELECTICA, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 CONVERTIBLE PREFERRED
                                                         STOCK              COMMON STOCK      ADDITIONAL
                                                 ---------------------   ------------------     PAID-IN       DEFERRED
                                                   SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL     COMPENSATION
                                                 -----------   -------   ---------   ------   -----------   ------------
Issuance of common stock to founder for cash at
 $0.01 per share...............................          --    $   --    1,250,000    $125    $    12,375   $        --
Issuance of common stock to founder in exchange
 for services..................................          --        --    1,250,000     125         12,375            --
Issuance of common stock in exchange for
 Catalogics....................................          --        --    1,500,000     150         14,850            --
Issuance of common and convertible preferred
 stock in exchange for the assets of Alma
 Enterprises...................................     200,000        20      100,000      10         19,193            --
Exercise of stock options by employees and
 consultants...................................          --        --      562,500      56          5,544            --
Issuance of common stock to consultants in
 exchange for services.........................          --        --       35,061       4            392            --
Issuance of stock to employees.................          --        --      473,000      47          3,853            --
Issuance of Series A convertible preferred
 stock in July 1996 for cash at $0.091667 per
 share.........................................   1,500,000       150           --      --        137,350            --
Issuance of Series B convertible preferred
 stock in January 1997 for cash at $0.26667 per
 share (net of issuance costs of $5,000).......   3,750,000       375           --      --        994,625            --
Deferred compensation related to options
 granted at less than fair value...............          --        --           --      --         14,183       (14,183)
Amortization of deferred compensation..........          --        --           --      --             --         6,256
Net loss.......................................          --        --           --      --             --            --
                                                 ----------    ------    ---------    ----    -----------   -----------
Balance at March 31, 1997......................   5,450,000       545    5,170,561     517      1,214,740        (7,927)
Issuance of Series C convertible preferred
 stock in October 1997 for cash at $0.922 per
 share (net of issuance costs of $11,000)......   3,253,126       325           --      --      2,988,058            --
Exercise of stock options by employees and
 consultants...................................          --        --      338,000      34          7,306            --
Issuance of common stock to consultants in
 exchange for services.........................          --        --       12,000       1            919            --
Amortization of deferred compensation..........          --        --           --      --             --         3,541
Net loss.......................................          --        --           --      --             --            --
                                                 ----------    ------    ---------    ----    -----------   -----------
Balance at March 31, 1998......................   8,703,126       870    5,520,561     552      4,211,023        (4,386)
Issuance of Series D convertible preferred
 stock in June, July, and August 1998 for cash
 at $1.47 per share (net of issuance costs of
 $57,658)......................................   4,863,935       486           --      --      7,091,856            --
Exercise of stock options by employees and
 consultants, net of repurchases...............          --        --      671,012      67         38,507            --
Issuance of common stock to consultants in
 exchange for services.........................          --        --       46,304       5         42,565            --
Warrants issued in conjunction with credit
 agreement.....................................          --        --           --      --         25,714            --
Deferred compensation related to options
 granted at less than fair value...............          --        --           --      --        298,700      (298,700)
Compensation expense related to acceleration of
 stock options.................................          --        --           --      --        170,000            --
Amortization of deferred compensation..........          --        --           --      --             --        47,500
Net loss.......................................          --        --           --      --             --            --
                                                 ----------    ------    ---------    ----    -----------   -----------
Balance at March 31, 1999......................  13,567,061     1,356    6,237,877     624     11,878,365      (255,586)


                                                 STOCKHOLDER                      TOTAL
                                                    NOTES      ACCUMULATED    STOCKHOLDERS'
                                                 RECEIVABLE      DEFICIT         EQUITY
                                                 -----------   ------------   -------------
Issuance of common stock to founder for cash at
 $0.01 per share...............................  $       --    $         --    $    12,500
Issuance of common stock to founder in exchange
 for services..................................          --              --         12,500
Issuance of common stock in exchange for
 Catalogics....................................          --              --         15,000
Issuance of common and convertible preferred
 stock in exchange for the assets of Alma
 Enterprises...................................          --              --         19,223
Exercise of stock options by employees and
 consultants...................................          --              --          5,600
Issuance of common stock to consultants in
 exchange for services.........................          --              --            396
Issuance of stock to employees.................          --              --          3,900
Issuance of Series A convertible preferred
 stock in July 1996 for cash at $0.091667 per
 share.........................................          --              --        137,500
Issuance of Series B convertible preferred
 stock in January 1997 for cash at $0.26667 per
 share (net of issuance costs of $5,000).......          --              --        995,000
Deferred compensation related to options
 granted at less than fair value...............          --              --             --
Amortization of deferred compensation..........          --              --          6,256
Net loss.......................................          --        (250,883)      (250,883)
                                                 ----------    ------------    -----------
Balance at March 31, 1997......................          --        (250,883)       956,992
Issuance of Series C convertible preferred
 stock in October 1997 for cash at $0.922 per
 share (net of issuance costs of $11,000)......          --              --      2,988,383
Exercise of stock options by employees and
 consultants...................................          --              --          7,340
Issuance of common stock to consultants in
 exchange for services.........................          --              --            920
Amortization of deferred compensation..........          --              --          3,541
Net loss.......................................          --      (3,101,449)    (3,101,449)
                                                 ----------    ------------    -----------
Balance at March 31, 1998......................          --      (3,352,332)       855,727
Issuance of Series D convertible preferred
 stock in June, July, and August 1998 for cash
 at $1.47 per share (net of issuance costs of
 $57,658)......................................          --              --      7,092,342
Exercise of stock options by employees and
 consultants, net of repurchases...............          --              --         38,574
Issuance of common stock to consultants in
 exchange for services.........................          --              --         42,570
Warrants issued in conjunction with credit
 agreement.....................................          --              --         25,714
Deferred compensation related to options
 granted at less than fair value...............          --              --             --
Compensation expense related to acceleration of
 stock options.................................          --              --        170,000
Amortization of deferred compensation..........          --              --         47,500
Net loss.......................................          --      (7,536,901)    (7,536,901)
                                                 ----------    ------------    -----------
Balance at March 31, 1999......................          --     (10,889,233)       735,526

                            See accompanying notes.

                                SELECTICA, INC.

                                                CONVERTIBLE PREFERRED
                                                        STOCK              COMMON STOCK      ADDITIONAL
                                                ---------------------   ------------------     PAID-IN       DEFERRED
                                                  SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL     COMPENSATION
                                                -----------   -------   ---------   ------   -----------   ------------
Issuance of Series E convertible preferred
 stock in June, July, August, and October 1999
 for cash at $4.382 per share (net of issuance
 costs of $930,921)...........................   5,908,770    $  591    $      --    $ --    $24,345,272   $        --
Issuance of Series E convertible preferred
 stock in June 1999 at $4.382 per share in
 exchange for convertible notes payable (net
 of issuance costs of $48,173)................     229,876        23           --      --        944,447            --
Repurchase of common stock held by founder....                           (228,200)    (23)        (2,259)           --
Warrants issued in connection with Series E
 convertible preferred stock Financing........          --        --           --      --        615,654            --
Warrants issued in connection with convertible
 notes payable................................          --        --           --      --         49,781            --
Compensation expense related to acceleration
 of stock options.............................          --        --           --      --         65,625            --
Exercise of warrants issued in connection with
 Series E preferred stock financing...........       5,250         1           --      --         23,005            --
Warrants issued in connection with development
 agreement....................................          --        --           --      --        381,330            --
Exercise of stock options by employees, net of
 repurchase...................................          --        --      510,751      51        312,200            --
Exercise of stock by employees for notes......          --        --    1,638,000     163      7,015,587            --
Issuance of common stock for services.........          --        --       33,070       4        106,404            --
Issuance of Series E convertible stock for
 less than fair value in October 1999.........          --        --           --      --      4,976,264            --
Deferred compensation related to options
 granted at less than fair value..............          --        --           --      --      6,345,460    (6,345,460)
Amortization of deferred compensation.........          --        --           --      --             --       589,590
Net loss......................................          --        --           --      --             --            --
                                                ----------    ------    ---------    ----    -----------   -----------
Balance at December 31, 1999..................  19,710,957    $1,971    8,191,498    $819    $57,057,135   $(6,011,456)
                                                ==========    ======    =========    ====    ===========   ===========


                                                STOCKHOLDER                      TOTAL
                                                   NOTES      ACCUMULATED    STOCKHOLDERS'
                                                RECEIVABLE      DEFICIT         EQUITY
                                                -----------   ------------   -------------
Issuance of Series E convertible preferred
 stock in June, July, August, and October 1999
 for cash at $4.382 per share (net of issuance
 costs of $930,921)...........................  $        --   $         --     24,345,863
Issuance of Series E convertible preferred
 stock in June 1999 at $4.382 per share in
 exchange for convertible notes payable (net
 of issuance costs of $48,173)................           --             --        944,470
Repurchase of common stock held by founder....           --       (454,118)      (456,400)
Warrants issued in connection with Series E
 convertible preferred stock Financing........           --             --        615,654
Warrants issued in connection with convertible
 notes payable................................           --             --         49,781
Compensation expense related to acceleration
 of stock options.............................           --             --         65,625
Exercise of warrants issued in connection with
 Series E preferred stock financing...........           --             --         23,006
Warrants issued in connection with development
 agreement....................................           --             --        381,330
Exercise of stock options by employees, net of
 repurchase...................................           --             --        312,251
Exercise of stock by employees for notes......   (7,015,750)            --             --
Issuance of common stock for services.........           --             --        106,408
Issuance of Series E convertible stock for
 less than fair value in October 1999.........           --       (925,314)     4,050,950
Deferred compensation related to options
 granted at less than fair value..............           --             --             --
Amortization of deferred compensation.........           --             --        589,590
Net loss......................................           --    (12,416,603)   (12,416,603)
                                                -----------   ------------    -----------
Balance at December 31, 1999..................  $(7,015,750)  $(24,685,268)   $19,347,451
                                                ===========   ============    ===========

                            See accompanying notes.

                                SELECTICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           PERIOD FROM
                                                           JUNE 6, 1996           YEARS ENDED              NINE MONTHS ENDED
                                                           (INCEPTION)             MARCH 31,                  DECEMBER 31,
                                                             THROUGH       -------------------------   --------------------------
                                                          MARCH 31, 1997      1998          1999          1998           1999
                                                          --------------   -----------   -----------   -----------   ------------
                                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net loss................................................    $ (250,883)    $(3,101,449)  $(7,536,901)  $(4,720,958)  $(12,416,603)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..........................................         8,563          59,359       208,947       110,371        713,230
  Amortization..........................................        25,275          33,700        33,700        17,775         17,775
  Issuance of stock in exchange for services............        22,396             920        42,570        42,570        371,420
  Amortization of development agreement.................            --              --            --            --        472,242
  Amortization of deferred compensation.................         6,256           3,541        47,500        22,591        589,590
  Accrued interest on convertible notes converted to
    convertible preferred stock.........................            --              --            --            --          7,317
  In-process research and development...................        16,500              --            --            --             --
  Warrants issued in conjunction with credit
    agreement...........................................            --              --        25,714        25,714             --
  Warrants issued in conjunction with debt financing....            --              --            --            --         35,107
  Accelerated vesting of stock options to employees.....            --              --       170,000            --         65,625
  Changes in assets and liabilities:
    Accounts receivable.................................            --        (387,944)   (1,246,633)     (843,258)    (1,904,643)
    Advances to related party...........................            --          (1,620)     (171,110)          420        264,211
    Prepaid expenses and other current assets...........        (7,765)        (22,635)     (136,054)      (65,911)      (435,040)
    Other assets........................................            --         (51,427)           --         7,501     (1,262,998)
    Accounts payable....................................        25,870          75,910       483,830        57,335        (70,427)
    Accrued payroll and related liabilities.............           164             202       257,740       116,076        698,733
    Other accrued liabilities...........................            --              --       328,609        47,421      1,710,250
    Deferred revenues...................................            --         383,182       901,962       868,508      2,976,121
    Advances from officers..............................           200          15,823       (15,691)      (14,165)          (332)
                                                            ----------     -----------   -----------   -----------   ------------
Net cash used in operating activities...................      (153,424)     (2,992,438)   (6,605,817)   (4,328,010)    (8,168,422)
INVESTING ACTIVITIES
Capital expenditures....................................       (53,405)       (287,877)     (928,833)     (560,088)    (3,350,134)
Purchases of available-for-sale investments.............      (790,735)     (8,569,135)   (5,576,918)   (5,576,918)            --
Sales of available-for-sale investments.................       100,000       8,962,331     5,774,612     5,620,777             --
Acquisition of Catalogics, Inc..........................      (150,000)             --            --            --             --
Acquisition of Selectica, India.........................            --              --            --            --       (150,000)
                                                            ----------     -----------   -----------   -----------   ------------
Net cash provided by (used in) investing activities.....      (894,140)        105,319      (731,139)     (516,229)    (3,500,134)
FINANCING ACTIVITIES
Net proceeds from issuance of convertible preferred
  stock.................................................     1,132,500       2,988,383     7,092,342     7,092,342     24,913,344
Exercise of warrants in exchange for preferred stock....            --              --            --            --         23,006
Repurchase of common stock..............................            --              --            --            --       (456,400)
Proceeds from issuance of convertible notes.............            --              --            --            --      1,000,000
Proceeds from issuance of common stock..................        12,500           7,340        38,574        31,753        312,251
                                                            ----------     -----------   -----------   -----------   ------------
Net cash provided by financing activities...............     1,145,000       2,995,723     7,130,916     7,124,095     25,792,201
                                                            ----------     -----------   -----------   -----------   ------------
Net increase (decrease) in cash and cash equivalents....        97,436         108,604      (206,040)    2,279,856     14,123,645
Cash and cash equivalents at beginning of the period....            --          97,436       206,040       206,040             --
                                                            ----------     -----------   -----------   -----------   ------------
Cash and cash equivalents at end of the period..........    $   97,436     $   206,040   $        --   $ 2,485,896   $ 14,123,645
                                                            ==========     ===========   ===========   ===========   ============
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest..................................    $       --     $        --   $     3,142   $    15,102   $     52,539
Issuance of stock in exchange for Catalogics, Inc.......    $   15,000     $        --   $        --   $        --   $         --
Issuance of stock in exchange for fixed assets..........    $   19,223     $        --   $        --   $        --   $         --
Deferred compensation related to stock options..........    $   14,183     $        --   $   298,700   $   285,849   $  6,345,460
Convertible notes payable and accrued interest converted
  to convertible preferred stock........................    $       --     $        --   $        --   $        --   $    944,470
Warrants issued in conjunction with convertible notes
  payable...............................................    $       --     $        --   $        --   $        --   $     49,781
Warrants issued in conjunction with convertible
  preferred stock financing.............................    $       --     $        --   $        --   $        --   $    615,654
Warrants issued in connection with development
  agreement.............................................    $       --     $        --   $        --   $        --   $    381,330
Issuance of stock in exchange for notes.................    $       --     $        --   $        --   $        --   $  7,015,750

                            See accompanying notes.

                                SELECTICA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

     Selectica, Inc. (the Company or Selectica) was incorporated in the state of California on June 6, 1996. The Company was organized to develop and market Internet selling system software for electronic commerce, sales force automation, and build-to-order applications.

Unaudited Interim Consolidated Financial Statements

     The accompanying unaudited interim consolidated financial statements for the nine-month period ended December 31, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's results of its operations for the nine months ended December 31, 1998.

Principles of Consolidation

     The consolidated financial statements include all the accounts of the Company and those of its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Transactions

     Foreign currency transactions at foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts (principally cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operations accounts and non-monetary balance sheet accounts are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations and were immaterial for all periods presented.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, and accounts receivable. The Company places its short-term investments in high-credit quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. As of December 31, 1999 all money market funds are invested in a single fund. Accounts receivable are derived from revenues earned from customers primarily located

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and historically, such losses have been immaterial.

Customer Concentrations

     A limited number of customers have historically accounted for a substantial portion of the Company's revenues.

     Customers who accounted for at least 10% of total revenues were as follows:


                                      PERIOD FROM
                                      JUNE 6, 1996       YEARS ENDED        NINE MONTHS ENDED
                                      (INCEPTION)         MARCH 31,            DECEMBER 31,
                                        THROUGH       -----------------    --------------------
                                     MARCH 31, 1997     1998       1999        1998        1999
                                     --------------   ---------    ----    ------------    ----
                                                                           (UNAUDITED)
BMW of North America...............         *             *         60%         69%          *
Olicom, Inc. ......................         *             *         10%         14%          *
Hewlett Packard of Germany.........         *            45%         *           *           *
Ascend Communications, Inc. .......         *            27%         *           *           *
InterVoice, Inc. ..................         *            16%         *           *           *
Insight Enterprises, Inc. .........         *            12%         *           *           *
V*Mall Corporation.................       100%            *          *           *           *
Aspect Communications..............         *             *          *           *          15%
3Com Corporation...................         *             *          *           *          14%
Fireman's Fund Insurance...........         *             *          *           *          14%


-------------------------
* Revenues were less than 10%.

Cash Equivalents and Short-Term Investments

     Cash equivalents consist of short-term, highly liquid financial instruments, principally money markets funds and commercial paper with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. Short-term investments consist of money market funds and commercial paper that are readily convertible to cash. As of December 31, 1999 all money market funds are invested in a single fund. The fair market value, based on quoted market prices, of cash equivalents and short-term investments is substantially equal to their carrying value at March 31, 1998 and 1999, and at December 31, 1999.

     Under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management classifies investments as available-for-sale at the time of purchase and periodically reevaluates such designation. Unrecognized gains or losses on available-for-sale securities are included, net of tax, in stockholders' equity until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific-identification method.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally the shorter of the lease term or three to five years.

Goodwill and Other Intangible Assets

     Goodwill represents the excess of the purchase price of acquired companies over estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over the estimated useful life, generally five years. The carrying values of long-term assets and intangibles are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that carrying values of long-term assets, other intangibles, and associated goodwill will not be recoverable based on projected undiscounted future cash flows, carrying values are reduced to estimated fair values by first reducing goodwill and second by reducing long-term assets and other intangibles.

Revenue Recognition

     The Company enters into arrangements for the sale of 1) licenses of software products and related maintenance contract; 2) bundled license, maintenance, and services; and 3) services on a time and material basis. In instances where maintenance is bundled with a license of software products, such maintenance term is typically one year.

     For each arrangement, the Company determines whether evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

     ARRANGEMENTS CONSISTING OF LICENSE AND MAINTENANCE ONLY. For those contracts that consist solely of license and maintenance the Company recognizes license revenues based upon the residual method after all elements other than maintenance have been delivered as prescribed by Statement of Position 98-9 "Modification of SOP No. 97-2 with Respect to Certain Transactions." The Company recognizes maintenance revenues over the term of the maintenance contract as vendor specific objective evidence of fair value for maintenance exists.

     ARRANGEMENTS CONSISTING OF LICENSE, MAINTENANCE AND OTHER
SERVICES. Services can consist of maintenance, training and/or consulting services. Consulting services include a range of services including installation of off-the-shelf software, customization of the software for the customer's specific application, data conversion and building of interfaces to allow the software to operate in customized environments.

     In all cases, the Company assesses whether the service element of the arrangement is essential to the functionality of the other elements of the arrangement. In this determination the Company focuses on whether the software is off-the-shelf software, whether the services include significant alterations to the features and functionality of the software, whether the services involve the building of complex interfaces, the timing of payments and the existence of milestones. Often the installation of the software requires the building of interfaces to the customer's existing applications or customization of the software for specific applications. As a result, judgement is required in the

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

determination of whether such services constitute "complex" interfaces. In making this determination the Company considers the following: (1) the relative fair value of the services compared to the software, (2) the amount of time and effort subsequent to delivery of the software until the interfaces or other modifications are completed, (3) the degree of technical difficulty in building of the interface and uniqueness of the application, (4) the degree of involvement of customer personnel, and (5) any contractual cancellation, acceptance, or termination provisions for failure to complete the interfaces. The Company also considers refunds, forfeitures and concessions when determining the significance of such services.

     In those instances where the Company determines that the service elements are essential to the other elements of the arrangement, the Company accounts for the entire arrangement using contract accounting.

     For those arrangements accounted for using contract accounting that do not include contractual milestones or other acceptance criteria the Company utilizes the percentage of completion method based upon input measures of hours. For those contracts that include contract milestones or acceptance criteria the Company recognizes revenue as such milestones are achieved or as such acceptance occurs.

     In some instances the acceptance criteria in the contract requires acceptance after all services are complete and all other elements have been delivered. In these instances the Company recognizes revenue based upon the completed contract method after such acceptance has occurred.


     For those arrangements for which the Company has concluded that the service element is not essential to the other elements of the arrangement the Company determines whether the services are available from other vendors, do not involve a significant degree of risk or unique acceptance criteria, and whether the Company has sufficient experience in providing the service to be able to separately account for the service. When the service qualifies for separate accounting the Company uses vendor specific objective evidence of fair value for the services and the maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element.



     Vendor-specific objective evidence of fair value of services is based upon hourly rates. As previously noted, the Company enters into contracts for services alone and such contracts are based upon time and material basis. Such hourly rates are used to assess the vendor specific objective evidence of fair value in multiple element arrangements.



     In accordance with paragraph 10 of Statement of Position 97-2, "Software Revenue Recognition," vendor specific objective evidence of fair value of maintenance is determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate), which is based on the price established by management, having the relevant authority to establish such a price. Each license agreement offers additional maintenance renewal periods at a stated price. Maintenance contracts are typically one year in duration.



     Through the nine months ended December 31, 1999 the Company has not entered into arrangements solely for license of its products and, therefore, the Company has not demonstrated vendor specific objective evidence of fair value for the license element. In all cases revenues are

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

classified for these arrangements as license revenues and services revenues based on the estimates of fair value for each element.

     Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenues. Amounts recognized as revenue in advance of billing (typically under percentage-of-completion accounting) are recorded as unbilled receivables.

Advertising Expense

     The cost of advertising is expensed as incurred. Advertising expense for the nine-month period ended December 31, 1999 was $193,024. Advertising expenses were immaterial for all other periods presented.

Development Costs

     Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, software costs incurred after the establishment of technological feasibility have not been material and, therefore, have been expensed.

Comprehensive Loss

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for the reporting and displaying of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The Company adopted FAS 130 in the year ended March 31, 1999. The Company had no items of other comprehensive income to report in any of the periods presented.

Net Loss Per Share

     Basic and diluted net loss per common share is presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS
128), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the Company's initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. (see Note 14)

     In accordance with FAS 128, basic and diluted net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per share, as presented in the statements of operations, have been computed as described above and also gives effect, under Securities and

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

     The following table presents the computation of basic and diluted and pro forma basic and diluted net loss per share:

                                         PERIOD FROM                                       NINE MONTHS ENDED
                                        JUNE 6, 1996         YEARS ENDED MARCH 31,            DECEMBER 31,
                                     (INCEPTION) THROUGH   -------------------------   --------------------------
                                       MARCH 31, 1997         1998          1999          1998           1999
                                     -------------------   -----------   -----------   -----------   ------------
                                                                                       (UNAUDITED)
Net loss applicable to common
  stockholders.....................      $  (250,883)      $(3,101,449)  $(7,536,901)  $(4,720,958)  $(13,341,917)
                                         ===========       ===========   ===========   ===========   ============
Basic and diluted:
  Weighted-average shares of common
    stock outstanding..............        3,933,538         5,243,255     5,987,019     5,918,686      6,606,041
  Less weighted-average shares
    subject to repurchase..........       (2,299,550)       (1,817,860)   (1,204,784)   (1,439,214)    (1,335,985)
                                         -----------       -----------   -----------   -----------   ------------
  Weighted-average shares used in
    computing basic and diluted,
    net loss per share applicable
    to common stockholders.........        1,633,988         3,425,395     4,782,235     4,479,472      5,270,056
                                         ===========       ===========   ===========   ===========   ============
Basic and diluted, net loss per
  share applicable to common
  stockholders.....................      $     (0.15)      $     (0.91)  $     (1.58)  $     (1.05)  $      (2.53)
                                         ===========       ===========   ===========   ===========   ============
  Pro forma:
    Shares used above..............                                        4,782,235                    5,270,056
    Pro forma adjustment to reflect
      weighted-average effect of
      the assumed conversion of
      convertible preferred
      stock........................                                       12,499,695                   17,184,497
                                                                         -----------                 ------------
    Shares used in computing pro
      forma basic and diluted, net
      loss per share applicable to
      common stockholders..........                                       17,281,930                   22,454,553
                                                                         ===========                 ============
    Pro forma basic and diluted,
      net loss per share applicable
      to common stockholders.......                                      $     (0.44)                $      (0.59)
                                                                         ===========                 ============

     The Company has excluded all outstanding stock options and shares subject to repurchase by the Company from the calculation of basic and diluted net loss per share because these securities are antidilutive for all periods presented. Options and warrants to purchase 655,000, 1,279,600, 1,444,058, 1,354,059, and
2,455,102 shares of common stock for the period from June 6, 1996 (inception) through March 31, 1997, for the years ended March 31, 1998 and 1999, and for the nine-month periods ended December 31, 1998 and 1999, respectively, were not included in the computation of diluted net loss per share applicable to common stockholders because the effect would be antidilutive. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

Stock-Based Compensation

     The Company accounts for employee stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations. Pro forma net loss, as presented in Note 10, is a disclosure required by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123).

Segment Information

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), in fiscal 1998. FAS 131 supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise," and establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Company operates in one segment, Internet selling system software for electronic commerce. The Company primarily markets its products in the United States. For the fiscal year ended March 31, 1998, sales to international locations, principally Europe, represented 46% of total revenues. Foreign sales were less than 10% for all other periods presented. Export revenues are attributable to countries based on the location of the customers.

     The Company holds long-lived assets in India with a net book value of $263,219 at December 31, 1999.

Unaudited Pro Forma Stockholders' Equity

     If the offering contemplated by this prospectus is consummated, each share of convertible preferred stock outstanding will automatically be converted into one share of common stock. Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at December 31, 1999, is disclosed on the balance sheet.

     Unaudited basic and diluted pro forma net loss per share, as presented in the consolidated statements of operations, has been computed using the weighted-average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of the preferred stock to common stock as if such conversion had occurred on April 1, 1998 for the year ended March 31, 1999 and on April 1, 1999 for the nine-month period ended December 31, 1999, or at the date of original issuance, if later.

New Accounting Pronouncements

     In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. SOP 98-1 is effective for years beginning after December 15, 1998. The Company adopted SOP 98-1

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

for the fiscal year ending March 31, 2000. The adoption of SOP 98-1 did not have a material impact on the Company's financial position or results of operations.

     In April 1998, the AICPA issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company implemented SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on its financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes accounting methods for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement FAS 133 for the fiscal year ending March 31, 2002. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company does not expect that the adoption of FAS 133 will have a material impact on its financial position or results of operations.

2. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     All cash equivalents and short-term investments as of March 31, 1998, 1999, and December 31, 1999 are classified as available-for-sale securities and consist of the following:

                                                    MARCH 31,
                                               -------------------    DECEMBER 31,
                                                 1998       1999          1999
                                               --------    -------    ------------
Cash equivalents:
  Money market fund..........................  $  7,277    $    --    $13,849,255
  Commercial paper...........................   198,763         --             --
                                               --------    -------    -----------
     Total...................................  $206,040    $    --    $13,849,255
                                               ========    =======    ===========
Short-term investments:
  Commercial paper...........................  $297,539    $99,845    $    99,845
                                               ========    =======    ===========

     The Company has an operating lease that requires a security deposit to be maintained at a financial institution for the term of the lease. The security deposit in the amount of $99,845 is classified as a restricted long-term investment and is held in commercial paper. The interest earned on the investment can be used in operations.

     Unrealized holding gains and losses on available-for-sale securities at March 31, 1998, 1999, and December 31, 1999 and gross realized gains and losses on sales of available-for-sale securities during the period from June 6, 1996 (inception) through March 31, 1997, the years ended March 31, 1998 and 1999, and for the nine-month periods ended December 31, 1998 and 1999 were not significant.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

3. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consist of the following:

                                                     MARCH 31,
                                               ---------------------   DECEMBER 31,
                                                 1998        1999          1999
                                               --------   ----------   ------------
Furniture and equipment......................  $105,019   $  191,681    $  897,824
Computers and software.......................   255,486    1,097,657     3,269,287
Leasehold improvements.......................        --           --       472,361
                                               --------   ----------    ----------
                                                360,505    1,289,338     4,639,472
Less accumulated depreciation and
  amortization...............................   (67,922)    (276,869)     (990,099)
                                               --------   ----------    ----------
  Total net fixed assets.....................  $292,583   $1,012,469    $3,649,373
                                               ========   ==========    ==========

4. NOTES RECEIVABLE

     In consideration for the issuance of the Company's common stock, various key employees executed promissory notes in the principal amount of $7,015,750. The notes bear interest at the rates between 6.02% to 6.20% per annum and are due and payable four years from the date of the issuance. The notes are full recourse, and in addition, each of the employees has pledged the common stock, 1,638,000 shares of common stock in aggregate, as collateral to secure the obligations under the notes.

5. OPERATING LEASE COMMITMENTS

     The Company leases office space under operating lease agreements that expire at various dates through 2004. In October 1999, the Company entered into a lease agreement for new headquarter facilities in San Jose, California. The lease terminates in January 2010. Amounts due under the terms of this lease are included in the lease commitment below and total $21.6 million. The Company vacated the premises at 2890 Zanker Road in January 2000 and entered into a sublet agreement. Rental receipts under the sublet agreement are materially consistent with future payments.

     Aggregate future minimum annual payments under these lease agreements, which have non-cancelable lease terms, as of December 31, 1999, are as follows:

2000...............................................  $ 1,866,682
2001...............................................    2,294,726
2002...............................................    2,414,294
2003...............................................    2,188,026
2004...............................................    2,189,635
Thereafter.........................................   12,861,051
                                                     -----------
  Total............................................  $23,814,414
                                                     ===========

     Rent expense was $14,752, $147,710, and $489,649 for the period from June 6, 1996 (inception) through March 31, 1997, and for the years ended March 31, 1998 and 1999 and $321,708 and $726,765 for the nine months ended December 31, 1998 and 1999, respectively.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

6. LITIGATION

     The Company is a party to various litigation and claims in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

7. LINE OF CREDIT

     The Company's credit agreement with a bank expired in June 1999.

     The Company also has a $100,000 available letter of credit in connection with the Company's lease agreement. No amounts were committed under this letter of credit at December 31, 1999.

8. CONVERTIBLE PROMISSORY NOTES

     In May 1999, the Company issued convertible promissory notes in the principal amount of $1,000,000 that earned interest at a rate of prime plus 1%. During June 1999, the convertible promissory notes and related accrued but unpaid interest of $7,317 were converted into 228,206 shares of Series E convertible preferred stock.

9. ACQUISITIONS

Catalogics Acquisition

     In July 1996, the Company acquired the assets of Catalogics Software Corporation (Catalogics), a development stage software company in the business of internet software development. In exchange for the assets of Catalogics, the Company paid $150,000 and issued 2,750,000 shares of the Company's common stock. Of the 2,750,000 shares of the Company's common stock, issued to Dr. Mittal, 1,250,000 shares were subject to a repurchase right by the Company. The repurchase right lapses over 48 months beginning July 1, 1996. (see Note 10). Through this acquisition, the Company received an assembled workforce consisting solely of the founder of Catalogics, and the rights to software in the development stage. The acquisition was accounted for as a purchase, and the total purchase price was allocated as described below. The assembled workforce intangible is being amortized over three years, and the related goodwill is being amortized over five years, their estimated useful lives.

Workforce intangible........................................  $ 30,000
In-process research and development.........................    16,500
Goodwill....................................................   118,500
                                                              --------
                                                              $165,000
                                                              ========

     As of March 31, 1998 and 1999, and December 31, 1999, accumulated amortization of intangible assets was approximately $58,975, $92,675, and $112,950 respectively.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

Alma Acquisition

     In October 1996, the Company acquired the assets of Alma Enterprises, a development stage software company in the business of software consulting, in exchange for 200,000 shares of Series A convertible preferred stock and 100,000 shares of the Company's common stock. The transaction was accounted for as a purchase. The cost of the transaction was allocated to the various fixed assets acquired in the transaction. The amount of consideration given, $19,223, approximated the fair value of the fixed assets obtained.

Selectica India Acquisition

     In July 1999, the Company converted $150,000 of advances to Selectica Configurators India Pvt. Ltd. (Selectica India) into 637,500 shares of common stock of Selectica India, representing 99.9% of total outstanding shares. Through this acquisition, the Company received various fixed assets and an assembled workforce and assumed various liabilities. The acquisition was accounted for as a purchase, and the total purchase price was allocated to net tangible assets.

10. STOCKHOLDERS' EQUITY

Common Stock

     In July 1996, the Company issued 2,500,000 shares of common stock to the founders of the Company in exchange for $12,500, the then estimated fair value of common stock. Such shares vest ratably over 48 months. As of March 31, 1998 and 1999, and December 31, 1999, 1,406,250, 781,250, and 312,500 shares are subject to repurchase at $0.01 per share, respectively.

Common Stock Reserved for Future Issuance

     At December 31, 1999, common stock reserved for future issuance was as follows:

Stock option plans:
  Outstanding...............................................   2,180,815
  Reserved for future grants................................   2,571,077
Employee Stock Purchase Plan................................   1,000,000
Warrants to purchase Series D convertible preferred stock...      20,408
Warrants to purchase Series E convertible preferred stock...     253,879
Warrants to purchase common stock...........................     800,000
Conversion of preferred stock...............................  19,710,957
                                                              ----------
  Total common stock reserved for future issuance...........  26,537,136
                                                              ==========

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

Convertible Preferred Stock

     Convertible preferred stock at March 31, 1997, 1998 and 1999 and December 31, 1999 is as follows:

                                           SHARES
                                         AUTHORIZED                MARCH 31,
                          LIQUIDATION   DECEMBER 31,   ----------------------------------   DECEMBER 31,
                          PREFERENCE        1999         1997        1998         1999          1999
                          -----------   ------------   ---------   ---------   ----------   ------------
Series A................   $0.091667      1,800,000    1,700,000   1,700,000    1,700,000     1,700,000
Series B................   $0.266666      4,000,000    3,750,000   3,750,000    3,750,000     3,750,000
Series C................   $0.922190      3,300,000           --   3,253,126    3,253,126     3,253,126
Series D................   $  1.5876      5,000,000           --          --    4,863,935     4,863,935
Series E................   $   4.382      6,500,000           --          --           --     6,143,896
Undesignated............                  4,900,000           --          --           --            --
                                         ----------    ---------   ---------   ----------    ----------
                                         25,500,000    5,450,000   8,703,126   13,567,061    19,710,957
                                         ==========    =========   =========   ==========    ==========

     Series E convertible preferred stockholders are entitled to receive, prior and in preference to any distribution to other preferred or common stockholders, $4.382 per share plus any declared but unpaid dividends. Series A, B, C, and D convertible preferred stock have a liquidation preference of $0.091667, $0.266666, $0.922190, and $1.5876 per share, respectively, plus declared but unpaid dividends prior and in preference to distribution to common stockholders. Any remaining assets of the Company are to be distributed between Series E convertible preferred stockholders and common stockholders on a pro rata, if converted, basis until such point as holders of Series E convertible preferred stock have received total distributions of $8.764. Any amounts in excess of this amount will be distributed to common stockholders. Each share of Series E convertible preferred stock shall automatically convert into shares of common stock upon a liquidation in which holders of Series E convertible preferred stock would receive aggregate proceeds of more than $10.955 per share, if converted. Series A, B, C, and D convertible preferred stockholders are entitled to noncumulative dividends at the rate of $0.0055, $0.0213, $0.0736, $.1176, and $0.3506 per share, per annum, respectively, or if greater on an as converted basis, an amount equal to that paid on common stock when and if declared by the Board of Directors and in preference to common stock dividends. No dividends have been declared or paid by the Company as of any year presented.

     The holders of each share of Series A, B, C, D, and E convertible preferred stock are entitled to one vote for each share of common stock into which such convertible preferred share may be converted. The shares are convertible at any time at the option of the holder and will automatically convert on a one-for-one basis in the event of an underwritten public offering of the Company's common stock in which the aggregate proceeds are at least $25,000,000, provided that such automatic conversion shall only occur with respect to Series E convertible preferred stock if the per share offering price of such offering is not less than $6.573, as adjusted. Such conversion can occur for Series A, B, and C convertible preferred stock upon the consent of the holders of a majority of the then outstanding shares of convertible preferred stock with Series A, B, and C voting as a single class. Such conversion can occur for Series D convertible preferred stock upon the consent of a majority of the then outstanding shares of Series D convertible preferred stock, and for Series E convertible preferred stock upon the consent of two-thirds of the then outstanding shares of Series E convertible preferred stock, The conversion rate of the Series A, B, C, D, and E convertible preferred

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

stock is subject to adjustment in the event of, among other things, certain dilutive issuances of stock, business combinations, stock splits, and stock dividends.

     During October 1999, the Company issued a total of 1,505,702 shares of Series E convertible preferred stock to various investors, including 261,981 shares to related parties and a member of the board of directors, of which 5,250 shares were a result of exercise of warrants to purchase stock, 79,871 shares to officers of the Company, and 22,820 shares to unrelated parties. Also included in the issuance were 1,141,030 shares to an investor whereby the investor and the Company will work to port the current suite of ACE products to additional platforms. Gross proceeds from these issuances were $6,597,986. These shares excluding those related to warrant exercises, were issued at $4.382 per share while the deemed fair value of our preferred stock at that date approximated $7.70, 110% of the deemed fair value of common stock on the date of the closing of Series E convertible preferred stock. The Company recorded approximately $5.0 million of charges related to cheap stock valuation in the third quarter of fiscal 2000. Of this amount approximately $925,000 was accounted for as a dividend to stockholders, approximately $190,000 as sales and marketing compensation expense, and approximately $76,000 as general and administrative compensation expense in the third quarter. The remaining amount of $3.8 million will be amortized over a two year period in connection with a development agreement with one of the investors. Amortization of the development agreement of $472,000 was recorded in the nine months ended December 31, 1999 and is consistent with the level of efforts in the area of research and development.

Warrants

     In association with a credit agreement entered into with a financial institution (see Note 7), the Company issued a warrant that entitles the holder to purchase 20,408 shares of Series D convertible preferred stock at an exercise price of $1.47 per share. The warrant expires April 17, 2005. The fair value of the warrant, $25,714, was amortized over the life of the credit agreement. The Company determined the fair value of the warrants using the Black-Scholes valuation model assuming a fair value of the Company's Series D convertible preferred stock of $1.47, a risk-free interest rate of 6.0%, a volatility factor of 147%, and a life of five years.

     In connection with the convertible promissory notes issued in May 1999, the Company issued warrants to purchase 15,000 shares of Series E convertible preferred stock at $4.382 per share. This transaction resulted in the valuation of warrants of $49,781 of which $35,107 was amortized as interest expense prior to the conversion of the convertible debt into Series E convertible preferred stock on June 16, 1999. The Company determined the fair value of the warrants using the Black-Scholes valuation model assuming a fair value of the Company's Series E convertible preferred stock of $4.382, risk free interest rate of 5.9%, volatility factor of 96.1%, and a life of five years. The warrants expire in May 2004 or upon the completion of the Company's initial public offering, whichever occurs first. In October 1999, warrant to purchase 5,250 shares of Series E convertible preferred stock were exercised.

     In connection with the issuance of shares of the Company's Series E convertible preferred stock, the Company issued warrants to purchase 187,129 shares of the Company's Series E convertible preferred stock at $4.382 per share. The warrants expire on May 14, 2004 or upon the completion of the Company's initial public offering, whichever occurs first. The Company determined the fair value of the warrants using the Black-Scholes valuation model assuming a fair value of the Company's

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

Series E convertible preferred stock of $4.382, risk free interest rate of 5.78%, volatility factor of 96.1%, and a life of five years.

     In September 1999, the Company entered into a development agreement with an investor whereby the investor and the Company will work to port the current suite of ACE products to additional platforms. In connection with the development agreement, the Company issued warrants to purchase 57,000 shares of Series E convertible preferred stock at $4.382 per share. The warrants were issued in December 1999 are immediately exercisable, and expire on the earlier of September 23, 2001 or the closing of the Company's initial public offering. The holder of the warrant may elect to net exercise this warrant. The Company determined the fair value of the warrants using the Black-Scholes valuation model assuming a fair value of the Company's Series E convertible preferred stock of $10.00, risk free interest rate of 5.5%, volatility factor of 80% and a life of 22 months. The fair value of $381,000 will be amortized over the remaining life of the development agreement.


     In November 1999, the Company entered into a license agreement and one year maintenance contract in the amount of $3.0 million with a customer and in connection with the agreement committed to the issuance of a warrant to purchase 800,000 shares of common stock. In January 2000 the warrant was issued with an exercise price of the lesser of $13.00 or the initial public offering price of the Company. The holder of the warrant may elect to net exercise this warrant. The warrants are immediately exercisable and expire in January 2002. The value of the warrants was estimated to be $12.0 million and was based upon a Black-Scholes valuation model with the following assumptions: risk free interest rate of 5.5%, dividend yield of 0%, volatility of 80%, expected life of 2 years, exercise price of $13.00 and fair value of $24.00. As the warrant value less the warrant purchase price of $800,000, exceeds the related license and maintenance revenue under the agreement, the Company will record a $8.3 million loss on the contract in the fourth quarter of fiscal 2000.


Stock Option Plan

     The Company's 1996 Stock Plan (the Plan) was adopted by the Board of Directors on August 26, 1996. The Plan provides for granting of incentive stock options to employees and nonstatutory stock options to outside directors and consultants. Incentive stock options are granted at an exercise price of not less than the fair value per share of the common stock on the date of grant as determined by the Board of Directors. Nonstatutory stock options are granted at an exercise price of not less than 85% of the fair value per share on the date of grant as determined by the Board of Directors. Vesting and exercise provisions are determined by the Board of Directors at the time of grant. Options generally vest with respect to 25% of the shares one year after the options' vesting commencement date and the remainder ratably over the following three years. Options granted under the Plan have a maximum term of ten years. Options can be exercised at any time and stock issued under the Plan may be, as determined by the Board of Directors, subject to repurchase by the Company. This right to repurchase generally lapses over four years from the original date of issuance or grant.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

     Activity under the stock option plan is as follows:

                                                     OUTSTANDING STOCK OPTIONS
                                    ------------------------------------------------------------
                                      SHARES      NUMBER OF                     WEIGHTED-AVERAGE
                                     AVAILABLE      SHARES     EXERCISE PRICE    EXERCISE PRICE
                                    -----------   ----------   ---------------  ----------------
Beginning authorized..............    1,650,000           --         $--             $  --
Options granted...................   (1,217,500)   1,217,500   $0.010 - $0.030       $0.02
  Options exercised...............           --     (562,500)  $0.010 - $0.030       $0.01
  Stock grant for services........      (35,061)          --       $0.011            $0.01
                                    -----------   ----------
Balance at March 31, 1997.........      397,439      655,000   $0.010 - $0.030       $0.02
  Increase in shares reserved.....    1,339,500           --         $--             $  --
  Options granted.................     (970,100)     970,100   $0.030 - $0.100       $0.07
  Options exercised...............           --     (338,000)  $0.010 - $0.100       $0.02
  Options canceled................        7,500       (7,500)      $0.100            $0.10
  Stock grant for services........      (12,000)          --       $0.077            $0.08
                                    -----------   ----------
Balance at March 31, 1998.........      762,339    1,279,600   $0.030 - $0.100       $0.06
  Increase in shares reserved.....      750,000           --         $--             $  --
  Options granted.................   (1,315,500)   1,315,500   $0.100 - $1.250       $0.37
  Options exercised...............           --     (702,262)  $0.030 - $0.500       $0.05
  Options canceled................      469,188     (469,188)  $0.030 - $0.500       $0.10
  Shares repurchased..............       31,250           --       $0.010            $0.01
  Stock grant for services........      (46,304)          --   $0.020 - $0.300       $0.26
                                    -----------   ----------
Balance at March 31, 1999.........      650,973    1,423,650   $0.030 - $2.500       $0.35
  Increase in shares reserved.....    2,659,090           --         $--             $  --
  Options granted.................   (3,068,750)   3,068,750   $1.500 - $10.00       $4.38
  Options exercised...............           --   (2,164,732)  $0.030 - $10.00       $3.39
  Options canceled................      146,853     (146,853)  $0.100 - $8.500       $1.18
  Shares repurchased..............       15,981           --   $0.100 - $0.500       $ .22
  Stock grant for services........      (33,070)          --   $1.500 - $4.380       $2.37
                                    -----------   ----------
Balance at December 31, 1999......      371,077    2,180,815   $0.030 - $10.00       $2.97
                                    ===========   ==========

                                            OPTIONS OUTSTANDING                  OPTIONS VESTED
                                   --------------------------------------   ------------------------
                                    NUMBER OF      WEIGHTED-                               WEIGHTED-
                                   OUTSTANDING      AVERAGE     WEIGHTED-     OPTIONS       AVERAGE
                                   SHARES AS OF    REMAINING     AVERAGE     VESTED AT     AGGREGATE
            RANGE OF               DECEMBER 31,   CONTRACTUAL   EXERCISE    DECEMBER 31,   PURCHASE
         EXERCISE PRICES               1999          LIFE         PRICE         1999         PRICE
         ---------------           ------------   -----------   ---------   ------------   ---------
$0.100 - $0.100..................     168,200        8.05         $0.10        85,361       $ 0.10
$0.200 - $0.500..................     281,950        8.68         $0.28        55,091       $ 0.31
$1.000 - $1.250..................     169,918        9.11         $1.09        10,561       $ 1.05
$1.500 - $2.500..................     937,647        9.54         $1.97        50,327       $ 1.81
$4.380 - $4.380..................     317,850        9.84         $4.38        15,566       $ 4.38
$8.500 - $10.00..................     305,250        9.95         $9.71           301       $10.00
                                    ---------                                 -------
$0.100 - $10.00..................   2,180,815        9.38         $2.97       217,207       $ 0.92
                                    =========                                 =======

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

     All shares granted under the Plan are exercisable, however, shares exercised but not vested are subject to repurchase. At December 31, 1999, 2,016,299 shares were subject to repurchase under the Plan.

1999 Employee Stock Purchase Plan

     On November 18, 1999, the Company's Board of Directors approved, subject to shareholder approval, the adoption of the 1999 Employee Stock Purchase Plan (the Purchase Plan). A total of 1,000,000 shares of common stock has been reserved for issuance under the Purchase Plan. On each May 1, starting in 2001, the number of shares will be automatically increased by the lesser of 2% of then outstanding shares of common stock or 1,000,000 shares. Each offering period will consist of four consecutive purchase periods of six months duration. The initial offering period is expected to begin on the effective date of this offering and ends on April 30, 2002.

     The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning of each offering period or at the end of each purchase period. Employees who work more than five months per year and more than twenty hours per week are eligible to participate in the Purchase Plan. Stockholders who own more than 5% of outstanding common stock are excluded from participating in the Purchase Plan. Each eligible employee is limited to purchase no more than 750 shares per purchase date (1,500 shares per year) and no more than $25,000 of stock per calendar year. If not terminated earlier, the Purchase Plan has a term of twenty years.

1999 Equity Incentive Plan

     On November 18, 1999, the Company's Board of Directors approved, subject to shareholder approval, the 1999 Equity Incentive Plan (the Equity Incentive
Plan). A total of 2,200,000 shares of common stock has been reserved under the Equity Incentive Plan. On each January 1, starting in 2001, the number of shares will be automatically increased by the lesser of 5% of then outstanding shares or 1,800,000. The Equity Incentive Plan includes Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Shares of Restricted Stock, and Stock Units. All employees, nonemployee directors, and consultants are eligible to participate in the Equity Incentive Plan. Each eligible participant is limited to being granted 330,000 shares per year, except in the first year of employment where the limit is 660,000 shares. The Equity Incentive Plan has a term of 10 years.

Stock Issued for Services

     Under the terms of the Company's 1996 Stock Plan from time to time the Company issues shares of common stock in exchange for services. All services were complete at the date of grant and the value of the services was based upon the then fair value of the common stock. During fiscal 1997, the Company issued 35,061 shares of common stock at a weighted average fair value of $0.011 per share in exchange for legal and accounting services. During fiscal 1998 the Company issued 12,000 shares of common stock at a weighted average fair value of $0.077 in exchange for accounting services. During fiscal 1999, the Company issued 46,304 shares of common stock at a weighted average fair value of $0.919 in exchange for various services including legal, marketing, business

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

development, and recruiting services. During the nine-months ended December 31, 1999 the Company issued 33,070 shares of common stock at a weighted average fair value of $3.218 in exchange for various services including legal, accounting, recruiting, and consulting.

Deferred Compensation

     During the years ended March 31, 1998 and 1999, and the nine-month period ended December 31, 1999, the Company recorded aggregate deferred compensation of $6,644,160 representing the difference between the exercise price of stock options granted and the then deemed fair value of the Company's common stock. The amortization of deferred compensation is charged to operations over the vesting period of the options using the straight-line method, which is typically four years. For the period from June 6, 1996 (inception) through March 31, 1997, for the years ended March 31, 1998 and 1999, and for the nine-month periods ended December 31, 1998 and 1999, the Company amortized $6,256, $3,541, $47,500, $22,591, and $589,590, respectively.

Accelerated Options

     In March 1999, in association with an employee termination agreement, the Company accelerated 137,000 shares of unvested common stock and recorded $170,000 of related compensation expense.

Accounting for Stock-Based Compensation

     Pro forma information regarding net loss is required by FAS 123 and has been determined as if the Company has accounted for its employee stock options granted under the fair value method of FAS 123. The fair value of options granted was estimated at the date of grant using the minimum-value method and the following weighted-average assumptions: a risk-free interest rate for the period from June 6, 1996 (inception) through March 31, 1997, for the years ended March 31, 1998 and 1999, and for the nine-month periods ended December 31, 1998 and 1999 of 6.67%, 5.94%, 5.05%, 4.87%, and 5.96%, respectively; no dividend yield or volatility factor; and an expected life of seven years. The weighted-average fair value of options granted where the exercise price is equal to the deemed fair value of common stock on the date of grant in the period from June 6, 1996 (inception) through March 31, 1997, for the years ended March 31, 1998 and 1999, and for the nine-month periods ended December 31, 1998 and 1999 was $0.01, $0.02, $0.11, $0.08 and $2.63, respectively. The weighted-average fair value of options granted where the exercise price is less than the deemed fair value of common stock on the date of grant for the year ended March 31, 1999 and for the nine months ended December 31, 1998 and 1999 was $0.56, $0.57 and $3.75, respectively. There were no options where the exercise price was less than the deemed fair value of common stock on the date of grant in the period from June 6, 1996 (inception) through March 31, 1997 and for the year ended March 31, 1998. The Company has accounted for the differential between the exercise price and deemed fair value as deferred compensation.

     The option valuation model was developed for use in estimating the fair value of nonpublicly traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life and risk-free interest rate. Because the Company's options have characteristics significantly different from those of

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

traded options and because the changes in the subjective input assumptions can materially affect the fair value estimate, the existing model do not necessarily provide a reliable single measure of the fair value of its options.

     Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant date for awards under those plans consistent with the method of FAS 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                  PERIOD FROM
                                    JUNE 6,
                                     1996
                                  (INCEPTION)                                   NINE MONTHS ENDED
                                    THROUGH       YEARS ENDED MARCH 31,            DECEMBER 31,
                                   MARCH 31,    -------------------------   --------------------------
                                     1997          1998          1999          1998           1999
                                  -----------   -----------   -----------   -----------   ------------
                                                                            (UNAUDITED)
Net loss applicable to common
  stockholders:
As reported.....................   $(250,883)   $(3,101,449)  $(7,536,901)  $(4,720,958)  $(13,341,917)
  Pro forma.....................   $(252,666)   $(3,111,548)  $(7,551,879)  $(4,729,568)  $(13,643,274)
Basic and diluted, pro forma net
  loss per share applicable to
  common stockholders...........   $   (0.15)   $     (0.91)  $     (1.58)  $     (1.06)  $      (2.59)

11. INCOME TAXES

     The provision for income taxes consists of the following:

                                                             NINE MONTHS
                                                                ENDED
                                                             DECEMBER 31,
                                                                 1999
                                                             ------------
Current provision:
  State....................................................    $20,000
  Foreign..................................................     30,000
                                                               -------
                                                               $50,000
                                                               =======

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

     The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate (35%) to income before taxes is explained below:

                              PERIOD FROM
                                JUNE 6,
                                 1996                                          NINE MONTHS
                              (INCEPTION)                                         ENDED
                                THROUGH       YEARS ENDED MARCH 31,           DECEMBER 31,
                               MARCH 31,    -------------------------   -------------------------
                                 1997          1998          1999          1998          1999
                              -----------   -----------   -----------   -----------   -----------
Tax (benefit) at federal
  statutory rate............   $(88,000)    $(1,085,000)  $(2,637,000)  $(1,652,000)  $(4,328,000)
Loss for which no tax
  benefit is currently
  recognizable..............     88,000       1,085,000     2,637,000     1,652,000     4,328,000
State taxes.................         --              --            --            --        20,000
Foreign taxes...............         --              --            --            --        30,000
                               --------     -----------   -----------   -----------   -----------
     Total provision........   $     --     $        --   $        --   $        --   $    50,000
                               ========     ===========   ===========   ===========   ===========

     Significant components of the Company's deferred tax assets are as follows:

                                                     MARCH 31,
                                             -------------------------   DECEMBER 31,
                                                1998          1999           1999
                                             -----------   -----------   ------------
Deferred tax assets:
Net operating loss carryforwards...........  $ 1,188,000   $ 3,967,000   $ 7,717,000
  Tax credit carryforwards.................      103,000       296,000       486,000
  Deferred revenue.........................      153,000       314,000       664,000
  Accruals and reserves not currently
     deductible............................           --       136,000       500,000
  Other....................................           --            --       264,000
                                             -----------   -----------   -----------
Total deferred tax assets..................    1,444,000     4,713,000     9,631,000
Valuation allowance........................   (1,444,000)   (4,713,000)   (9,631,000)
                                             -----------   -----------   -----------
     Net deferred tax assets...............  $        --   $        --   $        --
                                             ===========   ===========   ===========

     The Company has recorded a tax provision of $50,000 for the nine months ended December 31, 1999. The provision for income taxes consists primarily of state income taxes and foreign taxes. There is no provision for income taxes for the period from June 6, 1996 (inception) through March 31, 1997, for the years ended March 31, 1998 and 1999, and for the nine-month period ended December 31, 1998.

     Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based on the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets.

     The valuation allowance increased by $3,269,000 and $4,918,000 during the year ended March 31, 1999 and the nine-month period ended December 31, 1999, respectively.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $19,400,000 and $14,600,000, respectively. As of December 31, 1999, the Company also had federal and state research and development tax credit carryforwards of approximately $300,000 and $200,000, respectively.

     The net operating loss and tax credit carryforwards will expire at various dates beginning in 2005 through 2020, if not utilized.

     Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating loss and credit carryforwards before utilization.

12. RELATED PARTY

     During the years ended March 31, 1998 and 1999 and the nine-month period ended December 31, 1999, certain services were performed by Selectica Configurators India Pvt. Ltd. (Selectica India), a related party. These efforts included quality and assurance testing and consulting services. Prior to June 30, 1999, Selectica India was owned by the parents of the chief executive officer and founder of the Company. Total expenses related to these efforts, which are included in the Company's statements of operations, by Selectica India, amounted to $51,200, $302,511, and $135,000 for the years ended March 31, 1998 and 1999 and for the nine-month period ended December 31, 1999, respectively. The Company also advanced $155,000 to Selectica India during 1999 for future services efforts. No expenses were incurred related to Selectica India during fiscal 1997. Amounts included in accounts payable were immaterial for all periods presented. During July 1999, the Company acquired a majority ownership of Selectica, India. See Note 9 for further details.


     In December 1999, the Company acquired approximately 2% of the equity in LoanMarket Resources, LLC in exchange for a license and consulting service agreement. As there is no readily determinable fair value for the equity position in LoanMarket Resources, LLC, because this is a privately held company, the Company has not ascribed any value to the investment. Revenue recognized on the agreement was approximately $434,000 for the nine months ended December 31, 1999 and represented the percentage-of-completion to date. Amounts recognized under the contract were less than total cash received to date. Remaining cash receipts of approximately $366,000 are included in deferred revenues as of December 31, 1999.


13. BENEFIT PLAN

     Effective February 1998, the Company adopted a tax-deferred savings plan, the Selectica 401(k) Plan (the 401(k) Plan), for the benefit of qualified employees. The 401(k) Plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) Plan on a monthly basis. The 401(k) Plan does not require the Company to make any contributions. No contributions were made by the Company for the years ended March 31, 1998 and 1999 and the nine-month periods ended December 31, 1998 and 1999. Administrative expenses relating to the 401(k) Plan are insignificant.

                                SELECTICA, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 IS UNAUDITED)

14. SUBSEQUENT EVENTS

Reincorporation

     In October 1999, the Board of Directors approved the Company's reincorporation in the state of Delaware, and the designation of common stock and preferred stock with $0.0001 par value per share. In addition, the Company's Certificate of Incorporation will be amended to authorize 75,000,000 shares of common stock, and 25,000,000 shares of undesignated preferred stock upon reincorporation. The reincorporation was approved by the state of Delaware on January 19, 2000.

     The Board of Directors has the authority, without action by the stockholders, to designate and issue the preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation.

Initial Public Offering

     In October 1999, the Board of Directors approved the filing of a Registration Statement with the Securities and Exchange Commission permitting the Company to sell common stock to the public. Upon completion of the initial public offering the Company's Certificate of Incorporation will be amended to authorize 150,000,000 shares of common stock and 10,000,000 shares of preferred stock.

     In connection with the initial public offering the Company will issue 1,200,000 shares of common stock at a price of 93% of the initial public offering price to Dell USA, L.P., a customer. The 7% discount on this issuance will be recognized as an offset to revenues as license revenues on the related license agreement are recognized. In addition, the Company will also issue to Samsung SDS Co., Ltd. ("Samsung") 1,200,000 shares of its common stock at a price of 96% of the initial public offering price. Samsung is also a customer and as such the 4% discount on this issuance will be offset to license revenues as the related license revenues under the license agreement are recognized.

1996 Stock Plan

     In January 2000, the Board of Directors approved the increase of 1,000,000 shares of common stock under the 1996 Stock Plan. The increase in shares is subject to stockholder approval.


Option Grants



     Between January 1, 2000 and March 8, 2000 an aggregate of 1,420,050 options to purchase common stock. The Company will record aggregate deferred compensation of approximately $4.5 million representing the difference between the exercise price of stock options granted and the deemed fair value of the Company's common stock at the date of grant.

                               Inside Back Cover

                            [DESCRIPTION OF ARTWORK

     At the top of the page is the name "Selectica" with the company's logo to the left of it. The following caption is beneath the name of the company and its logo: "The Internet Selling System Company."

     In the upper middle portion of the page is the following text: "Selectica Delivers Internet Selling Systems and Services to these Global Companies." Beneath the text is a broad, shaded arrow pointing downward.

     Beneath the arrow are our customers' logos.

     Beneath the logos, at the bottom of the page is the following text:
"Selectica is enabling companies in a wide range of industries to adopt electronic business strategies for selling their complex products and services."]

                                [Selectica Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.


SEC Registration fee........................................  $   30,360
NASD fee....................................................       8,000
Nasdaq National Market listing fee..........................      95,000
Printing and engraving expenses.............................     235,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     400,000
Blue sky fees and expenses..................................      15,000
Custodian and transfer agent fees...........................      10,000
Miscellaneous fees and expenses.............................     106,640
                                                              ----------
          Total.............................................  $1,500,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit indemnification under limited circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VI, Section 6.1 of our bylaws provides for mandatory indemnification of our directors, officers and employees to the maximum extent permitted by the Delaware General Corporation Law. Our Certificate of Incorporation provides that, under Delaware law, our officers and directors shall not be liable for monetary damages for breach of the officers' or directors' fiduciary duty as officers or directors to our stockholders and us. This provision in the Certificate of Incorporation does not eliminate the officers' or directors' fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each officer or director will continue to be subject to liability for breach of the officer's or director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the officer or director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect an officer's or director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our officers and directors, a form of which is attached as Exhibit 10.1 and incorporated by reference. The indemnification agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 7 of the underwriting agreement contained in Exhibit 1.1 to this prospectus, indemnifying officers and directors of ours against limited liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since June 1996, we have issued and sold the following securities:

           1. We granted direct issuances or stock options to purchase 6,698,285 shares of our common stock at exercise prices ranging from $0.01 to $10.00 per share to employees, consultants, directors and other service providers under our 1996 Stock Plan.

           2. We issued and sold an aggregate of 3,893,929 shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $7,529,809 under direct issuances or exercises of options granted under our 1996 Stock Plan.

           3. In July 1996, we issued and sold 1,500,000 shares of our Series A Preferred Stock for an aggregate purchase price of approximately $137,501 and 1,250,000 shares of our common stock for an aggregate purchase price of $12,500 to Rajen Jaswa under a stock purchase agreement.

           4. In July 1996, we issued an aggregate of 2,750,000 shares of our common stock to Dr. Sanjay Mittal in exchange for 3,250,000 shares of Catalogics. Of the 2,750,000 shares of our common stock Dr. Mittal received 1,250,000 shares were subject to a repurchase right by us. The repurchase right lapses over 48 months beginning July 1, 1996. The fair value of the 1,250,000 shares of common stock subject to repurchase was $12,500.

           5. In October 1996, we issued 200,000 shares of our Series A Preferred Stock and 89,000 shares of our common stock to Vasudev Bhandarkar and an additional 11,000 shares of our common stock to a group of employees of Alma Enterprises in exchange for the fixed assets of Alma Enterprises.

           6. In October 1996, we issued and sold 473,000 shares of common stock for an aggregate purchase price of $4,730 to Vasudev Bhandarkar under a stock purchase agreement.

           7. In January 1997, we issued and sold 3,750,000 shares of our Series B Preferred Stock for an aggregate purchase price of approximately $1,001,330 to a group of investors under a stock purchase agreement.

           8. From July 24, 1997 through October 1, 1997, we issued and sold 3,253,126 shares of our Series C Preferred Stock for an aggregate purchase price of approximately $2,999,382 to a group of investors under a stock purchase agreement.

           9. On April 17, 1998 we issued a warrant to purchase 32,609 shares of our Series C Preferred Stock with an exercise price of $0.92 per share to Imperial Bank. The warrant was subsequently amended on July 1, 1998 to be exercisable for 20,408 shares of our Series D Preferred Stock with an exercise price of $1.47 per share.

          10. From June 17, 1998 through July 27, 1998 we issued and sold 4,863,935 shares of our Series D Preferred Stock for an aggregate purchase price of approximately $7,149,984 to a group of investors under a stock purchase agreement.

          11. On February 11, 1999, we issued a warrant to purchase 187,129 shares of our Series E Preferred Stock with an exercise price of up to $4.38 per share to Deutsche Bank Securities. Upon consummation of the initial public offering, we will terminate the warrant unless it is previously exercised in accordance with its terms.

          12. On May 14, 1999, we issued and sold warrants to purchase 15,000 shares of our Series E Preferred Stock with an exercise price of $4.38 per share to a group of investors under a note and warrant purchase agreement for an aggregate purchase price of $375.00. On November 15, 1999, two holders exercised their respective warrants to purchase an aggregate of 5,250 shares of Series E Preferred Stock. Upon consummation of the initial public offering, we will terminate the remaining warrants unless they are previously exercised in accordance with their terms.

          13. From June 16, 1999 through October 12, 1999 we issued and sold 6,138,646 shares of our Series E Preferred Stock for an aggregate purchase price of approximately $26,879,546 to a group of investors under a stock purchase agreement.

          14. On December 10, 1999 we issued warrants to purchase 57,000 shares of our Series E Preferred Stock with an exercise price of $4.38 per share to Intel Corporation. Upon consummation of the initial public offering, the warrant will terminate unless it is previously exercised in accordance with its terms.

          15. On January 7, 2000 we issued and sold a warrant to purchase 800,000 shares of our common stock with an exercise price of the lesser of $13.00 per share or the initial public offering price to Cisco Systems, Inc. for an aggregate purchase price of approximately $800,000.

          16. On January 19, 2000 Selectica, Inc., a California corporation (Selectica California), was merged with and into its wholly-owned subsidiary, Selectica, Inc., a Delaware corporation (Selectica Delaware), for purposes of reincorporating into the State of Delaware. In connection with the reincorporation, Selectica Delaware issued shares of its common stock and preferred stock to the holders of common stock and preferred stock of Selectica California, such that each holder of common stock or preferred stock of Selectica California received a proportionate interest in the common stock or preferred stock of Selectica Delaware. The issuance of shares in the reincorporation was pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 145 promulgated thereunder.

          17. On January 31, 2000 we entered into an agreement with Samsung SDS Co. Ltd., to issue and sell 1,200,000 shares of our common stock to Samsung at a per share price equal to 96% of the initial public offering price.

          18. On February 14, 2000 we entered into an agreement with Dell USA, L.P. to issue and sell 1,200,000 shares of our common stock to Dell USA, L.P. at a price per share equal to 93% of the initial public offering price.

     Except as otherwise stated, the sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT
 NUMBER                           DESCRIPTION
-------                           -----------
 1.1**    Form of Underwriting Agreement.
 3.1**    Amended and Restated Certificate of Incorporation of the
          Registrant.
 3.2**    Form of Second Amended and Restated Certificate of
          Incorporation to be filed immediately following the closing of the offering made under this Registration Statement.
 3.3**    Amended and Restated Bylaws of the Registrant.
 4.1**    Reference is made to Exhibits 3.1, 3.2 and 3.3.
 4.2      Form of Registrant's Common Stock certificate.
 4.3**    Amended and Restated Investor Rights Agreement dated June
          16, 1999.
 4.4**    Warrant to Purchase Stock between the Registrant and
          Imperial Bank, dated April 17, 1998; First Amendment to
          Warrant between the Registrant and Imperial Bank, dated July
          1, 1998.
 4.5**    Warrant to Purchase Stock between the Registrant and Cisco
          Systems, Inc., dated January 14, 2000.
 5.1**    Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
          Hachigian, LLP.
10.1**    Form of Indemnification Agreement.
10.2**    1996 Stock Plan.
10.3**    1999 Employee Stock Purchase Plan.
10.4**    1999 Equity Incentive Plan.
10.5**    Lease between Spieker Properties L.P. and the Registrant,
          dated December 8, 1997.
10.6**    Lease between John Arrillaga Survivors Trust and the Richard
          T. Perry Separate Property Trust as Landlord and the
          Registrant as Tenant, dated October 1, 1999.
10.7**+   Major Account License Agreement between the Registrant and
          Fujitsu Network Communications, dated November 4, 1998.
10.8**+   Agreement for Web Site Design and Development Service
          between the Registrant and BMW of North America, dated July
          15, 1998.
10.9**+   Major Account License Agreement between the Registrant and the Fireman's Fund Insurance Company, dated June 24, 1999.
10.10**+  Major Account License Agreement between the Registrant and
          LoanMarket Resources, dated June 30, 1999.
10.11**+  Major Account License Agreement between the Registrant and
          Aspect Telecommunications, dated May 17, 1999.
10.12**+  A Consulting Engagement Proposal from the Registrant to
          3Com, dated July 29, 1999.
10.13**+  A Consulting Engagement Proposal from the Registrant to
          3Com, dated August 10, 1999.
10.14**   Employment Agreement between the Registrant and Rajen Jaswa, dated as of July 1, 1997.
10.15**   Employment Agreement between the Registrant and Dr. Sanjay
          Mittal, dated as of July 1, 1997.
10.16**   Offer letter from the Registrant to Stephen Bennion dated as of September 16, 1999.
10.17**   Offer letter from the Registrant to Daniel A. Carmel dated as of July 23, 1999.
10.18**+  Major Account License Agreement between the Registrant and
          Samsung SDS Co., Ltd., dated January 12, 2000; Amendment #1 to Major Account License Agreement between the Registrant
          and Samsung SDS Co., Ltd., dated February 10, 2000.
10.19**+  International Value Added Reseller Agreement between the
          Registrant and Samsung SDS Co., Ltd., dated January 12,
          2000; Amendment #1 to International Value Added Reseller
          Agreement between the Registrant and Samsung SDS Co., Ltd., dated February 29, 2000.

EXHIBIT
 NUMBER                           DESCRIPTION
-------                           -----------
10.20**   Stock Purchase Agreement between the Registrant and Samsung
          SDS Co., Ltd., dated January 31, 2000; Amendment #1 to the
          Stock Purchase Agreement between the Registrant and Samsung
          SDS Co., Ltd., dated February 8, 2000.
10.21**   Lease between John Arrillaga Survivors Trust and Richard T.
          Perry Separate Property Trust as Landlord and the Registrant
          as Tenant, dated October 1, 1999.
10.22**   Stock Purchase Agreement between the Registrant and Dell
          USA, L.P., dated February 14, 2000.
23.1      Consent of Ernst & Young LLP, independent auditors.
23.2**    Consent of Counsel. Reference is made to Exhibit 5.1.
24.1**    Power of Attorney.
27.1      Financial Data Schedule.

---------------
 * To be filed by amendment.
** Previously filed.
 + Portions of these exhibits have been omitted pursuant to a request for confidential treatment.

ITEM 17. UNDERTAKINGS

     We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the Delaware General Corporation Law, the Certificate of Incorporation or our bylaws, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

     We undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

     (b) The following financial schedule is filed with this registration statement:

          Schedule II -- Valuation and Qualifying Accounts

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 9th day of March, 2000.


                                          SELECTICA, INC.

                                         By:        /s/ RAJEN JASWA
                                          --------------------------------------
                                                       Rajen Jaswa
                                          President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:



                 SIGNATURES                                  TITLE                       DATE
                 ----------                                  -----                       ----
                      *                        Chief Executive Officer and
---------------------------------------------  President (Principal Executive
                 Rajen Jaswa                   Officer) and Chairman of the Board

                      *                        Chief Technology Officer, Vice
---------------------------------------------  President, Engineering and Vice
                Sanjay Mittal                  Chairman of the Board

                      *                        Chief Financial Officer (Principal
---------------------------------------------  Financial and Accounting Officer)
               Stephen Bennion

                      *                        Director
---------------------------------------------
               Betsy S. Atkins

                      *                        Director
---------------------------------------------
           Robin Richards Donohoe

                      *                        Director
---------------------------------------------
                Michael Lyons

                      *                        Director
---------------------------------------------
             Thomas Neustaetter

                      *                        Director
---------------------------------------------
                 John Fisher

            *By: /s/ RAJEN JASWA                                                       March 9, 2000
---------------------------------------------
                   Rajen Jaswa
                 Attorney-in-Fact

          *By: /s/ STEPHEN BENNION                                                     March 9, 2000
---------------------------------------------
                 Stephen Bennion
                 Attorney-in-Fact

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNT

                                SELECTICA, INC.

                               DECEMBER 31, 1999

                                                  BALANCE    ADDITIONS
                                                   AS OF     CHARGED TO                BALANCE AS
                                                 BEGINNING   COSTS AND                   OF END
                  DESCRIPTION                    OF PERIOD    EXPENSES    DEDUCTIONS   OF PERIOD
                  -----------                    ---------   ----------   ----------   ----------
Year ended March 31, 1997
  Deducted from asset accounts:
     Allowance for doubtful accounts...........  $     --     $     --       $ --       $     --
Year ended March 31, 1998
  Deducted from asset accounts:
     Allowance for doubtful accounts...........  $     --     $ 29,750       $ --       $ 29,750
Year ended March 31, 1999
  Deducted from asset accounts:
     Allowance for doubtful accounts...........  $ 29,750     $ 74,250       $ --       $104,000
Nine months ended December 31, 1999
  Deducted from asset accounts:
     Allowance for doubtful accounts...........  $104,000     $150,000       $ --       $254,000

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1**    Form of Underwriting Agreement.
  3.1**    Amended and Restated Certificate of Incorporation of the
           Registrant.
  3.2**    Form of Second Amended and Restated Certificate of
           Incorporation to be filed immediately following the closing of the offering made under this Registration Statement.
  3.3**    Amended and Restated Bylaws of the Registrant.
  4.1**    Reference is made to Exhibits 3.1, 3.2 and 3.3.
  4.2      Form of Registrant's Common Stock certificate.
  4.3**    Amended and Restated Investor Rights Agreement dated June
           16, 1999.
  4.4**    Warrant to Purchase Stock between the Registrant and
           Imperial Bank, dated April 17, 1998; First Amendment to
           Warrant between the Registrant and Imperial Bank, dated July
           1, 1998.
  4.5**    Warrant to Purchase Stock between the Registrant and Cisco
           Systems, Inc., dated January 14, 2000.
  5.1**    Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
           Hachigian, LLP.
 10.1**    Form of Indemnification Agreement.
 10.2**    1996 Stock Plan.
 10.3**    1999 Employee Stock Purchase Plan.
 10.4**    1999 Equity Incentive Plan.
 10.5**    Lease between Spieker Properties L.P. and the Registrant,
           dated December 8, 1997.
 10.6**    Lease between John Arrillaga Survivors Trust and the Richard
           T. Perry Separate Property Trust as Landlord and the
           Registrant as Tenant, dated October 1, 1999.
10.7**+    Major Account License Agreement between the Registrant and
           Fujitsu Network Communications, Inc., dated November 4,
           1998.
10.8**+    Agreement for Web Site Design and Development Service
           between the Registrant and BMW of North America, Inc., dated
           July 15, 1998.
10.9**+    Major Account License Agreement between the Registrant and the Fireman's Fund Insurance Company, dated June 24, 1999.
10.10**+   Major Account License Agreement between the Registrant and
           LoanMarket Resources, LLC., dated June 30, 1999.
10.11**+   Major Account License Agreement between the Registrant and
           Aspect Telecommunications, dated May 17, 1999.
10.12**+   A Consulting Engagement Proposal from the Registrant to
           3Com, dated July 29, 1999.
10.13**+   A Consulting Engagement Proposal from the Registrant to
           3Com, dated August 10, 1999.
10.14**    Employment Agreement between the Registrant and Rajen Jaswa, dated as of July 1, 1997.
10.15**    Employment Agreement between the Registrant and Dr. Sanjay
           Mittal, dated as of July 1, 1997.
10.16**    Offer letter from the Registrant to Stephen Bennion dated as of September 16, 1999.
10.17**    Offer letter from the Registrant to Daniel A. Carmel dated as of July 23, 1999.
10.18**+   Major Account License Agreement between the Registrant and
           Samsung SDS Co., Ltd., dated January 12, 2000; Amendment #1 to Major Account License Agreement between the Registrant
           and Samsung SDS Co., Ltd., dated February 10, 2000.
10.19**+   International Value Added Reseller Agreement between the
           Registrant and Samsung SDS Co., Ltd., dated January 12,
           2000; Amendment #1 to International Value Added Reseller
           Agreement between the Registrant and Samsung SDS Co., Ltd., dated February 29, 2000.
10.20**    Stock Purchase Agreement between the Registrant and Samsung
           SDS Co., Ltd., dated January 31, 2000; Amendment #1 to the
           Stock Purchase Agreement between the Registrant and Samsung
           SDS Co., Ltd., dated February 8, 2000.
10.21**    Lease between John Arrillaga Survivors Trust and Richard T.
           Perry Separate Property Trust as Landlord and the Registrant
           as Tenant, dated October 1, 1999.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
10.22**    Stock Purchase Agreement between the Registrant and Dell
           USA, L.P., dated February 14, 2000.
 23.1      Consent of Ernst & Young LLP, independent auditors.
 23.2**    Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1**    Power of Attorney.
 27.1      Financial Data Schedule.

---------------
 * To be filed by amendment.
** Previously filed.
 + Portions of these exhibits have been omitted pursuant to a request for confidential treatment.